As filed with the Securities and Exchange Commission on January 18, 2005.
Registration No. 333-129940

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COMPASS BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Delaware	6711	63-0593897
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
15 South 20th Street
Birmingham, Alabama 35223
(205) 297-3000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Jerry W. Powell, Esquire
General Counsel
Compass Bancshares, Inc.
15 South 20th Street
Birmingham, Alabama 35233
(205) 297-3960
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
With copies to:

Edward D. Herlihy, Esquire	Annette L. Tripp, Esquire	Charles E. Greef, Esquire
Craig M. Wasserman, Esquire	Locke Liddell & Sapp LLP	Brian R. Marek, Esquire
Wachtell, Lipton, Rosen & Katz	3400 JPMorgan Chase Tower	Jenkens & Gilchrist, P.C.
51 West 52nd Street	600 Travis Street	1445 Ross Avenue, Suite 3700
New York, NY 10019	Houston, Texas 77002	Dallas, Texas 75202
(212) 403-1000	(713) 226-1200	(214) 855-4500

      Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this Registration Statement

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Dear Fellow Shareholders:
      You are cordially invited to attend a special meeting of shareholders of TexasBanc Holding Co. to be held at The Fort Worth Club, located at 306 West 7th Street 12th Floor, Fort Worth, Texas 76102 at 2:00 p.m., local time on Thursday, February 16, 2006.
      At the special meeting, you will be asked to take certain action in connection with an Agreement and Plan of Merger, as amended, among TexasBanc, Compass Bancshares, Inc. and its wholly-owned subsidiary, XYZ Acquisition Corp. In the merger, XYZ Acquisition Corp. will merge with and into TexasBanc and subsequently TexasBanc will merge with and into Compass.
      Each TexasBanc shareholder will be entitled to elect to receive for each share of TexasBanc common stock either shares of Compass common stock or cash, subject to the amount of shares and cash available and the election and allocation procedures in the agreement and plan of merger. YOU MUST MAKE THIS ELECTION BY 5:00 P.M. NEW YORK TIME ON WEDNESDAY, FEBRUARY 15, 2006. Enclosed is a Form of Election and Letter of Transmittal, together with an envelope addressed to Continental Stock Transfer & Trust Company, which may be used for this purpose.
      Generally, to the extent that you receive Compass common stock, the merger will be tax-free to you, other than with respect to any cash consideration or cash you receive for fractional shares.
      If the merger is completed, you will receive, at your election (but subject to proration and adjustment as provided in the agreement and plan of merger), cash or shares of Compass common stock, in either case, having a value equal to $1,252.97 plus the product of 26.6987 multiplied by the average closing price of Compass common stock for the ten trading days immediately before completion of the merger, for each share of TexasBanc common stock you hold immediately before the completion date of the merger. On September 15, 2005, two days before the merger was publicly announced, the ten-day average closing per share price of Compass common stock was $46.93; if that were the average closing price of Compass common stock under the agreement and plan of merger, it would result in consideration per share of TexasBanc common stock of approximately $2,505.94 in cash or 53.3974 shares of Compass common stock. On January 12, 2006, the latest practicable date before the printing of this proxy statement/ prospectus, the ten-day average closing per share price of Compass common stock was $48.895; if that were the average closing price of Compass common stock under the agreement and plan of merger, it would result in consideration per share of TexasBanc common stock of approximately $2,558.40 in cash or 52.3244 shares of Compass common stock. These calculations of the merger consideration assume that approximately 2,264 shares of TexasBanc common stock will be issued on exercise of outstanding TexasBanc stock options. In no event will Compass issue more than 4,938,206 shares of Compass common stock or pay more than $231.75 million in cash in merger consideration, including if there are more than 2,264 shares of TexasBanc common stock issued as a result of the exercise of TexasBanc stock options, and the consideration payable to each shareholder will be proportionately reduced if necessary to give effect to these limits.
      The actual value of the merger consideration on the completion date of the merger that you will receive for each share of TexasBanc common stock will depend in part on the average closing price of Compass common stock for the ten trading days immediately before the completion date of the merger. If you receive Compass common stock as merger consideration, the price per share of Compass common stock on the date you receive the shares may be different than the average closing price of Compass common stock on the NASDAQ for the ten trading days immediately before the completion of the merger. These prices are impossible to know at this time and will not be known at the time of the special meeting. Therefore, the actual value of the merger consideration may be different than the estimated value based on the current price or the price at the time of the special meeting. Compass common stock is traded on the NASDAQ National Market under the trading symbol “CBSS.” You may obtain current market prices for Compass’ common stock through newspapers, from reputable internet sources or from your broker.
      As explained in more detail on pages 51 through 55 of this document, the dollar value of the consideration that you will receive upon completion of the merger will be approximately the same as of the completion of the merger regardless of whether you make a cash election or a stock election. Since elections are subject to potential proration as described on pages 54 and 55 of this document, there can be no assurance that you will receive the type of consideration you elect as to all your shares of TexasBanc common stock.
      Based on the estimated number of shares of TexasBanc common stock on the record date of the special meeting, Compass expects to issue 4,938,206 shares of Compass common stock to TexasBanc’s shareholders in connection with the merger. Immediately after the merger, former TexasBanc’s shareholders are currently expected to own approximately 4.0% of the then-outstanding shares of Compass common stock (without giving effect to shares of Compass common stock held by TexasBanc’s shareholders before the merger).
      Holders of approximately 82% of the outstanding TexasBanc common stock have agreed with Compass to vote in favor of the agreement and plan of merger.
      After careful consideration, TexasBanc’s board of directors unanimously recommends that you vote “FOR” approval of the agreement and plan of merger.
      To complete the merger, holders of two-thirds of the outstanding shares of TexasBanc common stock must approve the agreement and plan of merger. Your vote is very important regardless of the number of shares of TexasBanc common stock you own. If you fail to vote your shares, either in person or by proxy, this will have the effect of a vote against the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger, including the merger. Whether or not you expect to attend the special meeting, please vote as soon as possible to ensure that your shares are represented at the meeting. You may vote your shares by marking your votes on the proxy card, signing and dating it and mailing it with the envelope provided. If you sign and return your proxy card without specifying your choice, it will be understood that you wish to have your shares voted “FOR” the agreement and plan of merger and “FOR” approval of the payments to be made to certain executive officers of TexasBanc.
      This document provides you with detailed information about the merger. In addition to being a proxy statement of TexasBanc, this document is also the prospectus of Compass for Compass common stock that will be issued to you in connection with the merger. We encourage you to read the entire document carefully. Please pay particular attention to “Risk Factors” beginning on page 17 for a discussion of the risks related to the merger and owning Compass common stock after the merger.
      I hope to see you on February 16, 2006 in Fort Worth.

Sincerely,

Bill F. Knight
Chairman of the Board
TexasBanc Holding Co.
      Compass common stock is publicly traded through the NASDAQ National Market. Compass’ trading symbol is “CBSS”. There is no public trading market for TexasBanc’s common stock.
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      THE SHARES OF COMPASS COMMON STOCK TO BE ISSUED IN THE MERGER ARE NOT DEPOSITS OR SAVINGS ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
      This proxy statement/ prospectus is dated January 18, 2006 and is first being mailed to TexasBanc’s shareholders on or about January 19, 2006.

GENERAL INFORMATION
      This proxy statement/ prospectus incorporates important business and financial information about Compass Bancshares, Inc. from other documents that are not included in or delivered with this proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/ prospectus by accessing the Securities and Exchange Commission’s website maintained at www.sec.gov or by requesting copies in writing or by telephone from Compass at the following address:
Compass Bancshares, Inc.
Ed Bilek
15 South 20th Street
Birmingham, Alabama 35233
(205) 933-3331
      TexasBanc is not subject to the reporting and informational requirements maintained by the Securities and Exchange Commission and does not file reports or other information with Securities and Exchange Commission.
      If you would like to request documents, please do so by February 9, 2006 in order to receive them before the special meeting. If you request any documents incorporated by reference from Compass, Compass will mail them to you within one business day by first-class mail, or similar means.
      You should rely only on the information contained or incorporated by reference in this document in determining how to vote your shares at the special meeting. Compass and TexasBanc have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated January 18, 2006. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing of this document to shareholders nor the issuance of Compass’ common stock in the merger creates any implication to the contrary.
      See “Where You Can Find More Information” on page 94.

TEXASBANC HOLDING CO.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On February 16, 2006
To the Shareholders of TexasBanc Holding Co.:
      TexasBanc Holding Co. will hold a special meeting of shareholders at The Fort Worth Club, located at 306 West 7th Street 12th Floor, Fort Worth, Texas 76102 on Thursday, February 16, 2006 at 2:00 p.m., local time, for the following purposes:

1. To approve and adopt the Agreement and Plan of Merger, dated September 17, 2005, as amended, among Compass Bancshares, Inc., XYZ Acquisition Corp., Compass’ wholly-owned subsidiary, and TexasBanc Holding Co., as it may be amended from time to time, by which Compass will acquire TexasBanc through the merger of XYZ Acquisition Corp. with and into TexasBanc and the subsequent merger of TexasBanc into Compass. A copy of the agreement and plan of merger is attached as Appendix A to the accompanying proxy statement/ prospectus of which this notice is a part. This proposal is described more fully in the proxy statement/ prospectus of which this notice is a part.

2. To approve payments to certain executive officers in connection with the merger that separately or in the aggregate could reasonably be expected to result in the payment of any “parachute payments” within the meaning of Section 280G of the Internal Revenue Code. The payments are referred to as 280G Payments, and this proposal is described more fully in the proxy statement/ prospectus of which this notice is a part.
      No other business will be transacted at the special meeting. We have fixed the close of business on December 30, 2005 as the record date for determining those shareholders entitled to vote at the special meeting. Only TexasBanc shareholders of record at the close of business on that date are entitled to notice of the special meeting, and only the shareholders of record of TexasBanc common stock at the close of business on that date are entitled to vote at the special meeting. In order for the agreement and plan of merger to be approved by TexasBanc’s shareholders, the holders of two-thirds of the outstanding shares of TexasBanc common stock entitled to vote must vote for of approval of the agreement and plan of merger. Approval of the 280G Payments requires the affirmative vote of more than 75% of TexasBanc capital stock entitled to vote, excluding those shares held or constructively owned by the executive officers whose compensation is being considered. Abstentions and broker non-votes will have the same effect as votes against each of the proposals being presented. If you wish to attend the special meeting and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares. In compliance with Article 2.27 of the Texas Business Corporation Act, a list of shareholders entitled to vote at the special meeting will be available for inspection by any shareholder at the offices of TexasBanc during usual business hours for a period of ten days before the special meeting. The list of shareholders will also be available for inspection at the special meeting from 1:00 p.m., local time, until adjournment of the special meeting.
      If you do not vote in favor of the agreement and plan of merger and you strictly comply with the procedures set forth in Article 5.11, 5.12 and 5.13 of the Texas Business Corporation Act, you will be entitled to obtain payment in cash of the fair market value of your shares of common stock as determined under these provisions. A copy of these provisions is included as Appendix D to this document, and a summary of these provisions can be found in the section titled “The Agreement and Plan of Merger — Dissenters’ Rights” beginning on page 63 of this document.

By Order of the Board of Directors,

Vernon W. Bryant, Jr.
President
Fort Worth, Texas
January 18, 2006
YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU MAY OWN. TEXASBANC’S BOARD OF DIRECTORS SINCERELY DESIRES YOUR PRESENCE AT THE SPECIAL MEETING. HOWEVER, SO THAT TEXASBANC MAY BE SURE THAT YOUR VOTE WILL BE INCLUDED, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AT THE MEETING. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.
TEXASBANC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF AGREEMENT AND PLAN OF MERGER. THE BOARD OF DIRECTORS, WITH VERNON BRYANT ABSTAINING, ALSO RECOMMENDS YOU VOTE “FOR” APPROVAL OF THE 280G PAYMENTS.

SUMMARY	1
Who We Are	1
TexasBanc’s Board Recommends that You Vote “For” the Agreement and Plan of Merger; TexasBanc’s Reasons for Merger	1
TexasBanc’s Financial Advisors Have Provided an Opinion as to the Fairness of the Merger Consideration, from a Financial Point of View, to TexasBanc’s Shareholders	2
TexasBanc’s Shareholders Will Receive Cash or Shares of Compass Common Stock in the Merger For Each Whole Share of TexasBanc Common Stock Depending on Their Election and any Adjustment	2
Regardless of Whether You make a Cash Election or a Stock Election, You May Not Receive the Consideration You Elect	2
In Order to Make an Election, TexasBanc’s Shareholders Must Properly Complete and Deliver an Election Form Before the Election Deadline, which is 5:00 p.m. New York time on February 15, 2006	4
What Will Happen to Outstanding TexasBanc Options	4
Material Federal Income Tax Consequences of the Merger	5
Shareholder Approval of the 280G Payments	5
TexasBanc Shareholder Vote Required to Approve the Merger and 280G Payments	5
Dissenters’ Rights	6
Certain TexasBanc Directors and Executive Officers May Have Interests in the Merger that are Different from, or in Addition to, Their Interests as Shareholders	6
TexasBanc Has Agreed When and How TexasBanc and its Subsidiaries Can Consider Third-Party Acquisition Proposals	6
Accounting Treatment	7
The Completion of the Merger is Subject to Certain Conditions	7
We Have Not Yet Obtained All Regulatory Approvals	7
Termination of the Agreement and Plan of Merger	7
Amended and Restated Shareholder Voting Agreement	8
The Rights of TexasBanc’s Shareholders After the Merger Will be Different	8
Special Meeting of TexasBanc	8
SELECTED HISTORICAL FINANCIAL DATA	9
Compass	9
TexasBanc	12
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	13
RISK FACTORS	17
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	21
SPECIAL MEETING	23
Time and Place of Special Meeting	23
Matters to be Considered at the Special Meeting	23
Record Date for the Special Meeting and Voting Rights	23
Required Votes	23
Quorum; Abstention and Broker Non-Votes	23
Voting By Proxy	24
Other Business, Adjournment and Postponements	25

ii

APPENDIX A:	Agreement and Plan of Merger (including amendment)
APPENDIX B:	Sandler O’Neil & Partners L.P. Fairness Opinion, dated September 17, 2005
APPENDIX C:	Amended and Restated Shareholder Voting Agreement
APPENDIX D:	Provisions of Texas Law Relating to Dissenting Shareholders
APPENDIX E:	Registration Rights Agreement (including amended and restated joinder agreement)
Opinion of Wachtell, Lipton, Rosen & Katz
Consent of PricewaterhouseCoopers LLP

iii

SUMMARY
      This summary highlights selected information from this proxy statement/ prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire document and the other documents to which Compass and TexasBanc have referred you, including the Appendices to this proxy statement/ prospectus. For more information about Compass and TexasBanc see “Where You Can Find More Information” on page 94.

Who We Are

Compass Bancshares, Inc.
15 South 20th Street
Birmingham, Alabama 35233
(205) 933-3000
      Compass is a Delaware corporation which was organized in 1970. It is a financial holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. Most of Compass’ revenues are from its bank subsidiaries located in Texas, Alabama, Florida, Arizona, Colorado and New Mexico.
      As of September 30, 2005, Compass and its subsidiaries had consolidated assets of $30.1 billion, consolidated deposits of $18.8 billion, and total shareholders’ equity of $2.2 billion. See “Where You Can Find More Information” on page 94; “Selected Historical Financial Data” beginning on page 9; and “Information About Compass” on page 78.

TexasBanc Holding Co.
102 North Main Street
Weatherford, Texas 76086
(817) 560-6400
      TexasBanc is a Texas corporation that was organized in 1986. It is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. Virtually all of TexasBanc’s revenues are from its sole bank subsidiary, TexasBank, with its home office in Fort Worth, Texas.
      As of September 30, 2005, TexasBanc had, on a consolidated basis, total assets of $1.686 billion, total deposits of $1.459 million, and total shareholders’ equity of $129.7 million. See “Information About TexasBanc” beginning on page 79.

TexasBanc’s Board Recommends that You Vote “For” the Agreement and Plan of Merger; TexasBanc’s Reasons for Merger (page 29)
      TexasBanc’s board of directors has determined that the merger is advisable and in your best interests and unanimously recommends that you vote “FOR” the agreement and plan of merger.
      In its deliberations and in making its determination, TexasBanc’s board of directors considered many factors including, without limitation, the following:

•	TexasBanc’s board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of TexasBanc;

•	the current and prospective environment in which TexasBanc operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	the financial presentation of Sandler O’Neill and the opinion of Sandler O’Neill dated as of September 17, 2005, that, as of September 17, 2005 (the date on which TexasBanc’s board of directors approved the agreement and plan of merger), and subject to the assumptions, limitations and qualifications set forth in the opinion, the total aggregate consideration to be received from Compass, which consisted of no more than $231.75 million in cash and 4.938 million shares of Compass common stock, including a cashless exercise of all outstanding TexasBanc options, is fair, from a financial point of view, to the holders of TexasBanc’s common stock (see “— Opinion of TexasBanc’s Financial Adviser,” beginning on page 31);

•	the results that could be expected to be obtained by TexasBanc if it continued to operate independently, and the likely benefits to shareholders of such course, as compared with the value of the merger consideration being offered by Compass;

•	that holders of approximately 82% of the shares of TexasBanc common stock had indicated their willingness to sign the shareholder voting agreement, whereby they would agree to vote the shares of TexasBanc common stock beneficially owned by them in favor of the agreement and plan of merger;

•	that some of TexasBanc’s directors and executive officers have other financial interests in the merger that are in addition to their interests as TexasBanc shareholders, including interests created as a result of employment and compensation arrangements with TexasBanc and the manner in which they would be affected by the merger, as well as the new employment agreements that certain of these persons entered into with Compass in connection with the merger;

TexasBanc’s Financial Advisors Have Provided an Opinion as to the Fairness of the Merger Consideration, from a Financial Point of View, to TexasBanc’s Shareholders (page 31)
      Sandler O’Neil & Partners, L.P. delivered its opinion to TexasBanc’s board of directors that, as of September 17, 2005 and based upon and subject to the factors and assumptions set forth in the opinion, the aggregate merger consideration to be received by holders of the outstanding shares of common stock of TexasBanc under the agreement and plan of merger was fair from a financial point of view to such holders.
      The full text of the written opinion of Sandler O’Neil, dated September 17, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this proxy statement/ prospectus. TexasBanc’s shareholders should read the opinion in its entirety. Sandler O’Neil provided its opinion for the information and assistance of TexasBanc’s board of directors in connection with its consideration of the transaction. The Sandler O’Neil opinion is not a recommendation as to how any holder of TexasBanc common stock should vote or make any election with respect to the transaction.

TexasBanc’s Shareholders Will Receive Cash or Shares of Compass Common Stock in the Merger For Each Whole Share of TexasBanc Common Stock Depending on Their Election and any Adjustment (page 51)
      TexasBanc’s shareholders will have the right to elect to receive merger consideration for each of their shares of TexasBanc common stock in the form of cash or shares of Compass common stock, subject to proration and adjustment as described below. The election must be made with respect to a whole share and not any portion of a share. In the event of proration and adjustment, a TexasBanc shareholder may receive a portion of the merger consideration in a form other than that which the shareholder elected. The proration and adjustment will be made with respect to a whole shares and not any portion of a share.

Regardless of Whether You make a Cash Election or a Stock Election, You May Not Receive the Consideration You Elect (page 54)
      The aggregate number of shares of Compass common stock that will be issued and the aggregate amount of cash that will be paid to TexasBanc’s shareholders as consideration in the merger are fixed at 4,938,206 shares and $231.75 million in cash, respectively. As a result, depending on the number of shareholders who elect to receive Compass common stock or cash, shareholders electing the over-subscribed form of consideration will be proportionately cut back and will receive a portion of their consideration in the other form, despite their election. In addition, if there are more than 2,264 shares of TexasBanc common stock issued as a result of the exercise of TexasBanc’s stock options, the consideration payable to each shareholder will be proportionately reduced if necessary to give effect to the above limits.
      The value of the merger consideration to be received by TexasBanc’s shareholders will fluctuate with the market price of Compass common stock and will be determined in part based on the average closing price on the NASDAQ of Compass common stock for the ten trading days immediately before the completion date of the merger. As explained in more detail in “The Agreement and Plan of Merger — Merger Consideration” beginning on page 51, if you are TexasBanc shareholder, whether you make a cash election or a stock election, the value of the consideration (before tax) that you will receive as of the date of completion of the merger will be substantially the same based on the average Compass closing price used to calculate the merger consideration.
      TexasBanc’s shareholders may specify different elections with respect to different shares that they hold (if, for example, you own 100 shares of TexasBanc common stock, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).
      Set forth below is a table showing a hypothetical range of ten-day average closing prices for a share of Compass common stock and the corresponding consideration that a TexasBanc shareholder would receive in a cash election, on the one hand, or in a stock election, on the other hand, under the merger consideration formula. As described below, regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock due to proration and adjustment. The proration and adjustment will be made with respect to whole shares and not any portion of a share. Based on the closing price of Compass common stock on the NASDAQ for the ten trading days ending January 12, 2006, the last practicable date before the printing of this proxy statement/ prospectus, the ten-day average price for a share of Compass common stock was $48.895. The table does not reflect that cash will be paid instead of fractional shares and assumes that 2,264 shares of TexasBanc common stock will be issued on exercise of outstanding TexasBanc stock options. In no event will Compass issue more than 4,938,206 shares of Compass common stock or pay more than $231.75 million in cash in merger consideration, including if there are more than 2,264 shares issued as a result of the exercise of TexasBanc’s stock options, and the consideration payable to each shareholder will be proportionately reduced if necessary to give effect to these limits.
Total Merger Consideration

		Number of Shares of
Hypothetical Ten-Day	Cash Consideration	Compass Common	Market Value of
Average Closing Sales	per Share of	Stock per Share of	Stock Consideration
Price for Compass	TexasBanc	TexasBanc Common	of TexasBanc
Common Stock	Common Stock	Stock	Common Stock*

$35.00	2,187.42	62.4978	2,187.42
36.00	2,214.12	61.5034	2,214.12
37.00	2,240.82	60.5628	2,240.82
38.00	2,267.52	59.6716	2,267.52
39.00	2,294.22	58.8261	2,294.22
40.00	2,320.92	58.0230	2,320.92
41.00	2,347.62	57.2589	2,347.62
42.00	2,374.32	56.5313	2,374.32
43.00	2,401.01	55.8376	2,401.01
44.00	2,427.71	55.1753	2,427.71
45.00	2,454.41	54.5425	2,454.41
46.00	2,481.11	53.9372	2,481.11
47.00	2,507.81	53.3576	2,507.81
48.00	2,534.51	52.8022	2,534.51
49.00	2,561.21	52.2695	2,561.21
50.00	2,587.91	51.7581	2,587.91
51.00	2,614.60	51.2667	2,614.60
52.00	2,641.30	50.7943	2,641.30
53.00	2,668.00	50.3396	2,668.00
54.00	2,694.70	49.9018	2,694.70
55.00	2,721.40	49.4800	2,721.40

*	Based on the hypothetical ten-day average closing price of Compass common stock.
      The examples above are illustrative only. If you are a TexasBanc shareholder, the value of the merger consideration that you actually receive will be based in part on the actual average closing price of Compass common stock on the NASDAQ for the ten trading days immediately before the completion date of the merger, as described below. If that average price is not set forth in the table above, including because the price is outside the range of the amounts set forth above, TexasBanc does not intend to re-solicit proxies from its shareholders in connection with the merger.
      The merger consideration to be received for each share of TexasBanc common stock will be based in part on the arithmetic average of the closing prices of Compass common stock reported on the NASDAQ for the ten consecutive trading days immediately before the completion date of the merger. Based on the average closing price of Compass common stock on the ten trading days ending January 12, 2006, which was $48.895, for each of your shares of TexasBanc common stock you would receive either approximately $2,558.40 in cash or 52.3244 shares of Compass common stock, subject to possible proration and adjustment. However, we will compute the actual amount of cash and number of shares of Compass common stock you will receive in the merger using the formula contained in the agreement and plan of merger. For a summary of the formula contained in the agreement and plan of merger, see “The Agreement and Plan of Merger — Merger Consideration” beginning on page 51.
      The consideration to be paid to shareholders cannot be determined until the close of trading on the trading day immediately before the completion date of the merger.

In Order to Make an Election, TexasBanc’s Shareholders Must Properly Complete and Deliver an Election Form Before the Election Deadline, which is 5:00 p.m. New York time on February 15, 2006 (page 42)
      At the time this proxy statement/ prospectus is mailed, an exchange agent will mail or deliver to holders of record a form of election and transmittal materials. You must properly complete and deliver to the exchange agent the election materials along with your stock certificates. Please do not send your stock certificates or form of election with your proxy card for the special meeting.
      Forms of election and stock certificates must be received by the exchange agent by the election deadline, which is 5:00 p.m., New York time, on February 15, 2006. Once you tender your stock certificates to the exchange agent you may not transfer your shares of TexasBanc common stock, unless you revoke your election by written notice to the exchange agent, which notice is received before the election deadline.
      If you fail to submit a properly completed form of election, together with your stock certificates, before the election deadline, you will be deemed not to have made an election. As a no election holder, you will be paid approximately equivalent value per share to the amount paid per share to the holders making elections, but you may be paid all in cash, all in Compass common stock, or in part cash and in part Compass common stock, depending on the remaining cash and Compass common stock available for paying the merger consideration after honoring the cash elections and stock elections that other shareholders have made.
      If the merger is not completed for any reason or if a shareholder revokes his or her election, any stock certificates submitted before that time will be returned by the exchange agent.

What Will Happen to Outstanding TexasBanc Options (page 45)
      In accordance with the 2002 Stock Option Plan for TexasBanc Holding Co., referred to in this proxy statement/ prospectus as the “TexasBanc stock option plan”, TexasBanc presently intends to accelerate the vesting of any unvested TexasBanc stock options prior to the stockholders meeting such that the holders of TexasBanc stock options will be able to exercise those options and make an election with respect to the shares of TexasBanc common stock that they receive. Holders of vested TexasBanc stock options (including previously unvested options which have been accelerated) can exercise those options at any time until the closing, including under the “cashless” exercise provisions of TexasBanc’s stock option plan, subject to the actual completion of the merger. To the extent that TexasBanc stock options have not been exercised before the closing of the merger they will be cancelled, and holders of unexercised options will have no further rights in those options.

Material Federal Income Tax Consequences of the Merger (page 38)
      The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, generally referred to in this proxy statement/prospectus as the Code. It is a condition to the closing of the merger that TexasBanc and Compass receive opinions from their respective tax counsel, dated as of the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.
      Assuming the merger qualifies as a reorganization, in general:

•	If you receive a combination of Compass common stock and cash in exchange for your TexasBanc common stock, you generally will recognize gain equal to the lesser of (1) the sum of the cash and the fair market value of the Compass common stock you receive, minus the tax basis of your TexasBanc common stock surrendered and (2) the amount of cash you receive in the merger. If your tax basis in the TexasBanc common stock surrendered in the merger is greater than the sum of the cash and the fair market value of the Compass common stock you receive, your loss will not be currently allowed or recognized for federal income tax purposes.

•	If you receive solely Compass common stock in exchange for your TexasBanc common stock, then you generally will not recognize any gain or loss, except with respect to cash you receive in lieu of fractional shares of Compass common stock.

•	If you receive solely cash in exchange for your TexasBanc common stock, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and the tax basis in your shares of TexasBanc common stock.
      You should read “The Merger — Material Federal Income Tax Consequences of the Merger” beginning on page 38 for a more complete discussion of the United States federal income tax consequences of the merger. We urge you to consult with your tax advisor for a full understanding of the tax consequences of the merger to you.

Shareholder Approval of the 280G Payments (page 72)
      Under the Code, certain payments that are contingent on a change in the ownership or control of a corporation are treated as “parachute payments.” The merger will result in certain officers of TexasBanc being entitled to payments and benefits that could be treated for federal tax purposes as “parachute payments” under Section 280G of the Code, generally referred to in this proxy statement/prospectus as “280G Payments”. Both the payor of parachute payments and the recipient of the payments can be subject to unfavorable tax consequences. These unfavorable tax consequences do not apply, however, to payments and benefits associated with a change in ownership or control of a private corporation if the corporation obtains shareholder approval of the payments and benefits after disclosure of the material terms thereof; provided that the right to receive the payments and benefits is conditioned upon receipt of such shareholder approval. TexasBanc is seeking shareholder approval of the executive benefits under Section 280G of the Code so that the unfavorable tax consequences would not apply.

TexasBanc Shareholder Vote Required to Approve the Merger and 280G Payments (page 72)
      Approval of the agreement and plan of merger requires the affirmative vote of the holders of two-thirds of the shares of TexasBanc common stock outstanding as of the close of business on December 30, 2005, the record date for the special meeting of TexasBanc shareholders. At the close of business on the record date, there were 182,696 shares of TexasBanc common stock outstanding held by 154 holders of record. Each holder of record of TexasBanc common stock on the record date is entitled to one vote for each share held on all matters to be voted upon at the special meeting.
      As of the record date, TexasBanc’s executive officers and directors and their affiliates, as a group, beneficially owned approximately 82% of the common stock of TexasBanc. Holders of approximately 82% of the common stock of TexasBanc have agreed to vote in favor of the agreement and plan of merger by means of an Amended and Restated Shareholder Voting Agreement, sometimes referred to in this proxy statement/

prospectus as the Shareholder Voting Agreement, a copy of which is attached as Appendix C to this proxy statement/prospectus.
      Approval of the 280G Payments requires the affirmative vote of holders of more than 75% of the shares of TexasBanc capital stock outstanding immediately before the time the merger is made effective, excluding any shares held by the executive officers whose compensation is being considered. Under the Shareholder Voting Agreement, holders of approximately 82% of the common stock of TexasBanc entitled to vote on the 280G Payments have agreed to seek shareholder approval of the executive benefits.

Dissenters’ Rights (page 63)
      TexasBanc’s shareholders may elect to dissent from the merger and receive the fair value of their shares of TexasBanc common stock in cash by strictly following the procedures and requirements set forth in Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act. In order to exercise appraisal rights, you must refrain from voting “FOR” the merger. For more information regarding your right to dissent from the merger and the procedures and requirements to exercise appraisal rights, please see “The Agreement and Plan of Merger — Dissenters’ Rights,” beginning on page 63. We also have attached Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act as Appendix D to this proxy statement/ prospectus.

Certain TexasBanc Directors and Executive Officers May Have Interests in the Merger that are Different from, or in Addition to, Their Interests as Shareholders (page 44)
      You should be aware that certain of TexasBanc’s directors and executive officers may have interests in the merger that are different from, or in addition to, their interests as shareholders of TexasBanc. TexasBanc’s board of directors was aware of these interests and took them into account at the time they approved the agreement and plan of merger. These interests include, among other things, employment agreements entered into with TexasBanc’s executive officers that take effect upon completion of the merger, the potential accelerated vesting of stock options in connection with the merger, the payments in respect of certain taxes owed on the exercise of stock options, and certain change in control payments, including a special bonus payment.
      In addition, TexasBank, a Texas banking association with its home office in Fort Worth, Texas and a wholly-owned indirect subsidiary of TexasBanc, and Texas Bank, a Texas banking association with its home office in Brownwood, Texas, referred to in this proxy statement/ prospectus as “Brownwood”, entered into a license agreement providing Brownwood with the limited, exclusive right to use the name “TexasBank” and certain related trademarks of TexasBank in a limited geographical area. Bill Knight, Chairman of the Board of TexasBanc, serves as a director of Brownwood, and Mr. Knight, together with Dorothy Doss, a director of TexasBanc, beneficially own approximately 68% of the outstanding common stock of Brownwood.
      These interests are more fully described in this proxy statement/ prospectus under the heading “Interests of Certain Persons in the Merger” beginning on page 44.

TexasBanc Has Agreed When and How TexasBanc and its Subsidiaries Can Consider Third-Party Acquisition Proposals (page 60)
      TexasBanc has agreed that neither it nor its subsidiaries will solicit, initiate, knowingly encourage, knowingly take any action to facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any acquisition proposal, with a party other than Compass or participate in any discussions or negotiations with, or provide any information to, any person (other than Compass) concerning any acquisition proposal, or enter into any definitive agreement, arrangement or understanding for any acquisition proposal while the merger is pending; however, TexasBanc may furnish or disclose nonpublic information to any third party who has made a written bona fide unsolicited acquisition proposal and agrees to be subject to a confidentiality agreement, if TexasBanc’s board of directors, after consultation with (and based on the advice of) counsel, determines in good faith that the failure to do so would result in a violation of its fiduciary duties under applicable law and TexasBanc has provided Compass with written notice of that determination and a copy of any information furnished or disclosed to the third party.

      Even if the TexasBanc board of directors resolves to change its recommendations in favor of the agreement and plan of merger, TexasBanc must hold the special meeting of shareholders and, unless the agreement and plan of merger has been terminated, TexasBanc’s shareholders who are parties to the Shareholder Voting Agreement will be required to honor the Shareholder Voting Agreement, under which they have agreed to vote the shares of TexasBanc common stock held by them (aggregating approximately 82% of TexasBanc’s outstanding shares) in favor of the agreement and plan of merger and against any competing transaction.

Accounting Treatment (page 38)
      The combination of the two companies will be accounted for as an acquisition of TexasBanc by Compass using the purchase method of accounting.

The Completion of the Merger is Subject to Certain Conditions (page 59)
      Completion of the merger is subject to various conditions, including the approval of the agreement and plan of merger by TexasBanc’s shareholders, as well as receipt of all required regulatory approvals without the imposition of a condition that would reasonably be expected to have a material adverse effect on the company surviving the merger, the accuracy of the other parties’ representations and performance of their respective obligations and receipt of opinions of counsel as to the tax treatment of the merger. There can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

We Have Not Yet Obtained All Regulatory Approvals (page 41)
      We cannot complete the merger unless we receive the prior approval of the Board of Governors of the Federal Reserve System, or Federal Reserve, or that approval is waived by the Federal Reserve. Compass also must give notice of the merger to the Texas Department of Banking. In addition, we need to make filings with various other U.S. federal or state regulatory or other authorities. Compass, TexasBanc and their relevant subsidiaries have either filed or intend to complete the filing promptly after the date of this proxy statement/ prospectus of all required applications and notices with applicable regulatory authorities in connection with the merger. There can be no assurance that all requisite approvals will be obtained or that such approvals will be received on a timely basis.

Termination of the Agreement and Plan of Merger (page 61)
      Compass and TexasBanc may agree in writing to terminate the agreement and plan of merger at any time without completing the merger, even after TexasBanc’s shareholders approve the agreement and plan of merger. Either of Compass or TexasBanc may also terminate the agreement and plan of merger if:

•	the other party breaches any of its representations, warranties, covenants or agreements, the breach would result in the failure of the applicable merger condition and the terminating party is not itself in material breach of the agreement and plan of merger and that breach is not cured on 60 days notice;

•	the merger is not completed on or before June 1, 2006, except that this right to terminate is not available to any party whose failure to comply with the agreement and plan of merger causes or results in the failure of the relevant condition by that date; or

•	any governmental entity that must grant a required regulatory approval has denied approval of the merger and such denial has become final and nonappealable, except that this right to terminate will not be available to any party whose failure to comply with their obligations under the agreement and plan of merger causes or results in that action.
      Compass may terminate the agreement and plan of merger if TexasBanc’s board of directors fails to recommend approval of the agreement and plan of merger or submits the agreement and plan of merger to TexasBanc’s shareholders without a recommendation for its approval or with special and materially adverse conditions or withdraws or modifies or qualifies its recommendation for approval of the agreement and plan of merger in a manner which is adverse to Compass, or if any of the shareholders who are parties to the Shareholder Voting Agreement breaches that agreement.

Amended and Restated Shareholder Voting Agreement (page 65)
      Certain shareholders of TexasBanc who collectively own approximately 82% of the outstanding TexasBanc’s common stock have entered into an amended and restated shareholder voting agreement with Compass, which is attached as Appendix C to this proxy statement/ prospectus, in which such shareholders agreed, among other things:

•	to vote all of the shares they hold, in favor of the agreement and plan of merger at the special meeting;

•	not to sell or transfer their shares before the effective time of the merger or the termination of the agreement and plan of merger; and

•	not to solicit any competing transaction.

The Rights of TexasBanc’s Shareholders After the Merger Will be Different (page 86)
      The rights of TexasBanc’s shareholders are governed by Texas law and by TexasBanc’s Articles of Incorporation and Bylaws. The rights of Compass’ shareholders are governed by Delaware law, and by Compass’ Certificate of Incorporation and Bylaws. Upon our completion of the merger, the rights of both shareholder groups will be governed by Delaware law and Compass’ Certificate of Incorporation and Bylaws.

Special Meeting of TexasBanc (page 23)
      TexasBanc plans to hold its special meeting of shareholders on Thursday, February 16, 2006, at 2:00 p.m., local time, at The Fort Worth Club, located at 306 West 7th Street 12th Floor, Fort Worth, Texas 76102. At the meeting you will be asked to approve the agreement and plan of merger and the 280G Payments.
      You can vote at the special meeting if you owned TexasBanc common stock at the close of business on December 30, 2005. As of that date, there were 182,696 shares of TexasBanc common stock outstanding and entitled to vote. You can cast one vote for each share of TexasBanc common stock that you own.

SELECTED HISTORICAL FINANCIAL DATA
Compass
      We are providing the following information to aid you in your analysis of the financial aspects of the merger. The following selected historical financial data is from Compass’ audited financial statements as of and for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000 and from Compass’ unaudited quarterly financial statements as of and for the nine months ended September 30, 2005 and 2004, which in the opinion of management includes all adjustments necessary for a fair presentation of the results of the unaudited periods. This information is only a summary and contains certain ratios derived from these financial statements. You should read it together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes incorporated by reference into this proxy statement/ prospectus. See “Where to Find More Information” on page 94.
COMPASS BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Income

	Nine Months Ended
	September 30,		For the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands except per share data)
Interest income:
Interest and fees on loans	$884,110	$693,530	$950,161	$983,522	$1,035,739	$1,067,484	$1,100,909
Interest on investment securities available for sale	139,911	137,820	181,075	223,574	308,841	390,030	301,133
Interest on investment securities held to maturity	91,805	107,780	141,024	69,217	41,025	57,784	105,314
Interest on federal funds sold and securities purchased under agreements to resell	1,020	599	801	485	508	686	6,145
Interest on trading account assets	577	367	465	489	810	1,737	2,068

Total interest income	1,117,423	940,096	1,273,526	1,277,287	1,386,923	1,517,721	1,515,569
Interest expense:
Interest on deposits	177,193	116,058	159,778	174,752	248,221	417,188	543,342
Interest on federal funds purchased and other short term borrowings	95,808	36,246	58,930	31,091	39,885	107,112	100,505
Interest on FHLB and other borrowings	129,268	132,583	169,493	192,314	197,108	170,930	153,210

Total interest expense	402,269	284,887	388,201	398,157	485,214	695,230	797,057

Net interest income	715,154	655,209	885,325	879,130	901,709	822,491	718,512
Provision for loan losses	82,268	78,140	105,658	119,681	136,331	106,241	65,578

Net interest income after provision for loan losses	632,886	577,069	779,667	759,449	765,378	716,250	652,934

	Nine Months Ended
	September 30,		For the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands except per share data)
Noninterest income:
Service charges on deposit accounts	220,024	210,723	282,808	241,419	191,642	155,008	127,476
Card and merchant processing fees	70,100	55,139	75,548	60,067	51,220	39,523	29,242
Insurance commissions	45,182	39,180	51,437	44,024	21,452	4,110	—
Retail investment sales	25,977	24,151	31,316	27,440	26,105	23,397	18,474
Asset management fees	21,093	16,898	22,666	21,994	20,149	20,614	20,117
Corporate & correspondent investment sales	16,391	15,220	20,457	28,957	25,997	22,263	8,097
Bank owned life insurance	12,852	12,427	17,169	16,928	18,839	18,564	8,356
Trading gain (losses) and settlements on economic hedge swaps	669	15,067	11,053	9,320	71,006	9,657	—
Investment securities gains (losses), net	79	27,336	27,336	(43)	4,233	7,583	4
Gain on sale of business	4,791	—	—	—	—	—	—
Other	74,734	63,170	88,853	85,398	81,426	85,316	93,430

Total noninterest income	491,892	479,311	628,643	535,504	512,069	386,035	305,196
Noninterest expense:
Salaries, benefits and commissions	363,085	340,528	458,356	429,486	391,056	346,275	304,921
Equipment	61,277	56,602	76,169	72,302	65,429	60,137	52,812
Net occupancy	50,521	49,623	65,791	61,607	57,137	53,294	46,199
Professional services	44,388	40,154	57,380	56,518	53,146	46,095	37,799
Marketing	33,866	28,885	33,249	31,946	28,290	19,634	13,231
Communications	16,323	16,607	21,859	24,548	22,140	19,402	16,791
Amortization of intangibles	4,656	4,871	6,543	7,302	9,175	24,709	23,802
Merger and integration	923	778	1,275	1,853	2,842	7,131	8,896
Loss on prepayment of FHLB advances	—	25,136	25,136	—	—	—	—
Other	96,824	90,645	122,720	112,321	123,214	109,093	94,834

Total noninterest expense	671,863	653,829	868,478	797,883	752,429	685,770	599,285

Net income before income tax expense	452,915	402,551	539,832	497,070	525,018	416,515	358,845
Income tax expense	153,223	134,595	179,647	168,392	180,673	142,183	117,222

Net income	$299,692	$267,956	$360,185	$328,678	$344,345	$274,332	$241,623

Basic earnings per share	$2.42	$2.19	$2.95	$2.64	$2.70	$2.16	$1.91
Basic weighted average shares outstanding	123,619	122,153	122,254	124,656	127,575	127,617	126,514
Diluted earnings per share	$2.37	$2.14	$2.87	$2.58	$2.65	$2.14	$1.90
Diluted weighted average shares outstanding	126,487	125,218	125,416	127,186	129,850	129,138	127,261
Dividends per share	$1.05	$0.94	$1.25	$1.12	$1.00	$0.92	$0.88

COMPASS BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets and Other Information

	As of and for the Nine
	Months Ended September 30,		As of and for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands except per share data)
Common Stock:
Period end shares outstanding	124,510	122,774	123,264	122,086	126,116	126,801	127,779
Weighted-average shares basic	123,619	122,153	122,254	124,656	127,575	127,617	126,514
Dilutive effect of stock options	2,868	3,065	3,162	2,530	2,275	1,521	747
Weighted-average shares diluted	126,487	125,218	125,416	127,186	129,850	129,138	127,261
Book value per share (period end)	$17.95	$16.31	$16.68	$15.50	$15.58	$13.56	$11.82
Balance Sheet Data:
Period End:
Loans	20,841,790	18,419,986	18,856,922	17,365,802	16,481,320	13,707,286	12,258,754
Earning assets	27,776,619	25,639,403	26,090,878	24,764,119	21,772,650	21,019,047	18,949,369
Total assets	30,133,835	27,783,239	28,181,916	26,963,113	23,925,589	23,015,000	20,877,160
Non-interest bearing demand deposits	6,085,377	5,319,272	5,476,140	4,627,153	3,964,471	3,576,289	3,188,969
Interest-bearing deposits	12,748,849	11,174,340	11,566,592	11,060,479	11,163,082	10,159,925	11,636,408
Total deposits	18,834,226	16,493,612	17,042,732	15,687,632	15,127,553	13,736,214	14,825,377
Long-term debt	4,119,969	4,125,065	4,119,771	4,794,935	4,853,816	3,830,192	2,585,185
Shareholder’s equity	2,234,577	2,002,791	2,056,345	1,842,574	1,965,383	1,719,576	1,510,004
Average:
Loans	19,680,413	17,763,080	17,999,355	16,796,188	15,100,844	13,008,761	12,112,471
Earning assets	26,833,306	25,330,605	25,482,185	23,054,327	21,403,835	20,089,964	18,189,409
Total assets	29,138,273	27,490,389	27,660,628	25,142,719	23,354,327	21,992,587	19,800,819
Non-interest bearing demand deposits	5,632,093	4,861,393	4,999,763	4,185,527	3,527,777	3,142,164	2,889,724
Interest-bearing deposits	12,524,665	11,330,685	11,413,939	10,806,323	10,612,323	10,618,857	11,414,876
Total deposits	18,156,758	16,192,078	16,413,702	14,991,850	14,140,100	13,761,021	14,304,600
Long-term debt and other borrowings	4,159,890	4,793,760	4,625,224	4,819,274	4,557,026	3,334,731	2,375,524
Shareholder’s equity	2,152,890	1,944,971	1,968,948	1,965,710	1,910,148	1,661,779	1,353,387
Asset Quality:
Allowance for loan losses	260,512	256,038	258,339	244,882	232,830	191,393	167,288
Allowance for loan losses to period end loans	1.25%	1.39%	1.37%	1.41%	1.41%	1.40%	1.36%
Net loan charge-offs	67,906	66,393	91,610	104,267	94,894	81,086	57,061
Net loan charge-offs to average loans	0.46%	0.50%	0.51%	0.62%	0.63%	0.62%	0.47%
Nonperforming loans	50,968	48,498	50,681	66,088	81,709	65,797	86,252
Other real estate	12,796	25,778	19,998	29,014	17,300	26,478	15,476
Non-performing assets	63,764	74,276	70,679	95,102	99,009	92,275	101,728
Total nonperforming loans to loans	0.24%	0.26%	0.27%	0.38%	0.50%	0.48%	0.70%
Total nonperforming assets to loans and ORE	0.31%	0.40%	0.37%	0.55%	0.60%	0.67%	0.83%

	As of and for the Nine
	Months Ended September 30,		As of and for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands except per share data)
Consolidated Capital Ratios:
Tier I risk-based capital ratio	8.82%	9.06%	9.14%	9.19%	9.60%	8.27%	8.33%
Total risk-based capital ratio	11.59%	11.14%	11.17%	11.62%	12.49%	10.94%	11.24%
Leverage ratio	7.79%	7.42%	7.55%	7.33%	7.97%	6.71%	6.90%
Average shareholder’s equity to average total assets	7.39%	7.08%	7.12%	7.82%	8.18%	7.56%	6.84%
Performance Ratios:
Return on average assets	1.38%	1.30%	1.30%	1.31%	1.47%	1.25%	1.22%
Return on average equity	18.61%	18.40%	18.29%	16.72%	18.03%	16.51%	17.85%
Net yield on average earning assets	3.57%	3.47%	3.49%	3.85%	4.26%	4.13%	3.95%
Dividend payout ratio	44.30%	43.81%	43.55%	43.41%	37.74%	42.99%	46.32%
TexasBanc
      We are providing the following information to aid you in your analysis of the financial aspects of the merger. The following selected historical financial data is derived from TexasBanc’s audited financial statements as of and for the five years ended December 31, 2004 and TexasBanc’s unaudited quarterly financial statements as of and for the nine months ended September 30, 2005 and 2004. This information is only a summary.
TexasBanc Holding Co.

	Nine Months Ended
	September 30,		For the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
Book value per share	$709.69	$604.09	$627.13	$546.38	$485.25	$401.36	$337.51
Dividends per share	$—	$—	$—	$—	$—	$—	$—
Net income per share	$88.26	$60.65	$85.86	$67.92	$65.60	$59.31	$48.39

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
About the Merger

Q:	What am I voting on?

A:	Compass and TexasBanc have entered into an agreement and plan of merger by which Compass has agreed to acquire TexasBanc. You are being asked to vote to approve the agreement and plan of merger through which XYZ Acquisition Corp., a wholly-owned subsidiary of Compass, sometimes referred to as “Merger Sub.” will merge with and into TexasBanc and subsequently TexasBanc will merge with and into Compass.

Certain of you (generally all shareholders other than those who have payments or benefits that are subject to the shareholder vote) are also being asked to approve payments to certain executive officers that may be deemed “parachute payments” under Section 280G of the Code, referred to as “280G Payments,” in order to satisfy the shareholder approval exception provided under Section 280G of the Code.

Q:	What will I receive in exchange for my shares of TexasBanc common stock?

A:	If the merger is completed, you will receive, at your election (but subject to proration and adjustment as provided in the agreement and plan of merger), cash or shares of Compass common stock, in either case, having a value equal to $1,252.97 plus the product of 26.6987 multiplied by the average closing price of Compass common stock for the ten trading days immediately before completion of the merger, for each share of TexasBanc common stock you hold immediately before the completion date of the merger. These calculations of the merger consideration assume that 2,264 shares of TexasBanc common stock will be issued on exercise of outstanding TexasBanc stock options. In no event will Compass issue more than 4,938,206 shares of Compass common stock or pay more than $231.75 million in cash in merger consideration, including if there are more than 2,264 shares of TexasBanc common stock issued as a result of the exercise of TexasBanc stock options, and the consideration payable to each shareholder will be proportionately reduced if necessary to give effect to these limits. As explained in more detail in “The Agreement and Plan of Merger — Merger Consideration” beginning on page 51, if you are a TexasBanc shareholder, whether you make a cash election or a stock election, the value of the consideration that you will receive upon completion of the merger will be the same.

All cash elections and stock elections are subject to proration and adjustment as described in “The Agreement and Plan of Merger — Merger Consideration” beginning on page 51 of this proxy statement/ prospectus.

Q:	Will I be able to trade the Compass common stock that I receive in the merger?

A:	Yes. The Compass common stock issued in the merger will be traded on the NASDAQ National Market under the symbol “CBSS.” You may sell the shares of Compass common stock you receive in the merger without restriction unless, under United States securities laws, you are considered an “affiliate” of TexasBanc at the time of the special meeting or become an “affiliate” of Compass as a result of the merger. Affiliates will need to comply with the restrictions described in the section titled “The Merger — Restrictions on Resale by Affiliates” beginning on page 62.

Q:	What is the required vote to approve the agreement and plan of merger and the 280G Payments?

A:	The holders of two-thirds of the outstanding shares of TexasBanc common stock as of December 30, 2005, the record date for the special meeting, must vote to approve the agreement and plan of merger in order for the merger to be completed. Abstentions from voting and “broker non-votes” are not considered affirmative votes and, therefore, will have the same practical effect as a vote against the merger. Holders of approximately 82% of the outstanding TexasBanc common stock have agreed with Compass to vote in favor of the agreement and plan of merger.

Approval of the 280G Payments requires the affirmative vote of more than 75% of the voting power of all outstanding shares of TexasBanc capital stock, excluding those shares held or constructively owned by the executive officers whose compensation is being considered.

Q:	Are Compass stockholders voting on the merger?

A:	No vote of Compass stockholders is required to complete the merger.

Q:	What does the TexasBanc board of directors recommend?

A:	The board of directors of TexasBanc unanimously recommends that TexasBanc’s shareholders vote “FOR” the agreement and plan of merger.

The board of directors of TexasBanc (with Mr. Bryant abstaining) unanimously recommends that TexasBanc’s shareholders vote “FOR” the approval of the 280G Payments.

Q:	Do I have dissenters’ or appraisal rights with respect to the merger?

A:	Yes. Under Texas law, you have the right to dissent from the merger. To exercise dissenters’ rights of appraisal, or appraisal rights, you must strictly follow the procedures prescribed by the Texas Business Corporation Act, or TBCA. To review these procedures in more detail, see “The Agreement and Plan of Merger — Dissenters’ Rights” beginning on page 63 of this proxy statement/ prospectus and Appendix D.

Q:	May I submit a form of election if I vote against the merger?

A:	Yes. You may submit a form of election even if you vote against the agreement and plan of merger.

Q:	What if I do not submit a properly completed form of election?

A:	If you do not submit a properly completed form of election before the election deadline, you will be deemed not to have made an election. As a no election holder, you will be paid approximately equivalent per share to the amount paid per share to the holders making elections, but you may be paid in cash or Compass common stock, or a mix of cash or Compass common stock depending on the remaining cash and Compass common stock available for paying the merger consideration after honoring the cash elections and stock elections that other shareholders have made.

Q:	When do you expect the merger to occur?

A:	We expect to complete the merger promptly after TexasBanc’s shareholders approve the agreement and plan of merger at the special meeting and after the receipt of all requisite governmental and regulatory approvals, the expiration of applicable waiting periods and the satisfaction or waiver of all other conditions to the merger. We currently expect this to occur in the first quarter of 2006.

Q:	Are there any risks I should consider in deciding whether I vote for the merger?

A:	Yes. Set out under the heading of “Risk Factors,” beginning on page 17 of this document, a number of risk factors are listed that you should consider.

About the Special Meeting

Q:	When and where is the TexasBanc special shareholders meeting?

A:	The special meeting will be held at The Fort Worth Club, located at 306 West 7th Street 12th Floor, Fort Worth, Texas 76102 on Thursday, February 16, 2006, at 2:00 p.m., local time.

Q:	Who is entitled to vote at the special meeting?

A:	Holders of record of TexasBanc common stock at the close of business on December 30, 2005, which is the date TexasBanc’s board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Q:	What do I need to do now?

A:	Please mail your signed proxy card in the enclosed return envelope, as soon as possible, so your shares will be represented at the special meeting. In order to be sure that your vote is counted, please vote now even if you plan to attend the special meeting in person.

Your proxy card will instruct the persons named on the proxy card to vote your shares at the special meeting as you direct. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the approval of the agreement and plan of merger, and “FOR” the approval of the 280G Payments.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You may change your vote by submitting a new proxy with a later date or by voting in person at the special meeting. Alternatively, you may revoke your proxy altogether by notifying TexasBanc’s Secretary in writing before the special meeting that you have revoked your proxy.

Q:	Why is it important for me to vote?

A:	We cannot complete the merger without the holders of two-thirds of the outstanding shares of TexasBanc common stock as of the record date voting in favor of the agreement and plan of merger. If you do not vote or give instructions to your broker or bank to vote on your behalf, it will have the same effect as a vote against the merger.

Q:	Should I send in my stock certificates with my proxy card?

A:	No. Please do not send your stock certificates with your proxy card. At the time this proxy statement/ prospectus is mailed, an exchange agent will mail or deliver a form of election and transmittal materials. Before the election deadline, which is 5:00 p.m., New York time, on February 15, 2006, you should send your TexasBanc stock certificates to the exchange agent, together with a completed, signed election form provided to you.

About Electing the Merger Consideration

Q:	How do I elect the type of the merger consideration that I prefer to receive?

A:	Each TexasBanc shareholder is being sent an election form and transmittal materials at the time this proxy statement/ prospectus is being mailed. You must properly complete and deliver to the exchange agent the election materials, together with your TexasBanc stock certificates. A return envelope will be provided for submitting the election form and stock certificates to the exchange agent. This is different from the envelope that you will use to return your completed proxy card. Please do not send your TexasBanc stock certificates or form of election with your proxy card.

If your shares are held in a brokerage or other custodial account, you should receive instructions from the entity where your shares are held advising you of the procedures for making your election and delivering your shares. If you do not receive these instructions, you should contact the entity where your shares are held.

If the merger is not completed, any TexasBanc stock certificates that you previously sent to the exchange agent will be promptly returned to you without charge.

Q:	Can I make one election for some of my shares and another election for the rest?

A:	Yes. The election form permits you to specify, among the shares you are submitting, how many you are allocating to:

• a stock election,

• a cash election, or

• no election.

Q:	What if I do not make an election?

A:	If you do not submit a properly completed and signed election form with your TexasBanc stock certificates to the exchange agent by the election deadline (or if you submit a properly completed election form indicating no election, together with the certificates representing all of your shares), then the consideration you will be entitled to receive in exchange for each of your shares of TexasBanc common stock will be determined by the proration and adjustment procedures described in “The Agreement and Plan of Merger — Merger Consideration” beginning on page 51 of this proxy statement/ prospectus.

If you do not properly submit your election form with your TexasBanc stock certificates by the election deadline, then, promptly after the closing date of the merger, the exchange agent will mail to you a letter of transmittal and instructions for surrendering your TexasBanc stock certificates for use in exchanging your TexasBanc stock certificates for the merger consideration.

Q:	Can I change my election after I submit an election form?

A:	Yes. You may revoke your election of merger consideration with respect to all or a portion of your shares of TexasBanc common stock by delivering written notice of your revocation to the exchange agent by the election deadline. If you instruct a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions.

If an election is properly revoked with respect to shares of TexasBanc common stock represented by stock certificates, the certificates representing such shares will be promptly returned upon written request of the holder who submitted them to the exchange agent.

You will not be entitled to revoke or change your election or sell your shares of TexasBanc common stock after the election deadline.

Q:	Will I receive any fractional shares of Compass common stock as part of the merger consideration?

A:	No. Compass will not issue fractional shares in the merger. As a result, the total number of shares of Compass common stock that you will receive in the merger will be rounded down to the nearest whole number. You will receive a cash payment for the value of any remaining fraction of a share of Compass common stock that you would otherwise have been entitled to receive.

Q:	Will the 280G Payments affect the amount of merger consideration to be paid to TexasBanc shareholders?

A:	No. TexasBanc shareholder action on this proposal, whether for or against, will not change the value or number of shares of Compass common stock or the amount of cash a TexasBanc shareholder will receive if the merger is completed.
How to Get More Information

Q:	Who can help answer my questions?

A:	If you have questions about the merger or about how to vote your shares, please call Charles Cox at TexasBanc at (817) 560-6481.

Q:	Where can I find more information about Compass and TexasBanc?

A:	You can find more information about Compass and TexasBanc from the various sources described under the heading “Where to Find More Information” beginning on page 94 of this proxy statement/ prospectus.

RISK FACTORS
      In addition to the other information included or incorporated by reference into this proxy statement/ prospectus, you should carefully read and consider the following factors in evaluating the proposals to be voted on at the special meeting and in deciding whether to elect to receive cash or shares of Compass common stock in the merger. Please also refer to the additional risk factors identified in the periodic reports and other documents of Compass incorporated by reference into this proxy statement/ prospectus and listed in “Information About Compass — Incorporation of Documents by Reference” on page 78 and “Where You Can Find More Information” on page 94.

Because the market price of Compass common stock will fluctuate, TexasBanc’s shareholders cannot be sure of the value of the merger consideration they will receive.
      Upon completion of the merger, each share of TexasBanc common stock will be converted into Compass common stock or cash in accordance with the agreement and plan of merger. The value of the merger consideration to be received by TexasBanc’s shareholders will be based in part on the average closing prices of Compass common stock on the NASDAQ during the ten trading days ending on the day before the completion of the merger. This average price may vary from the closing price of Compass common stock on the date we announced the merger, on the date that this proxy statement/ prospectus is being mailed to TexasBanc’s shareholders, and on the date of the special meeting of TexasBanc’s shareholders. Any change in the market price of Compass common stock before completion of the merger will affect the value of the merger consideration that TexasBanc’s shareholders will receive upon completion of the merger. The price of Compass common stock may vary due to changes in the business, operations or prospects of Compass, any future issuances of debt or equity securities by Compass, market assessments of the merger, general market and economic conditions, regulatory considerations or other factors. Many of these factors are beyond our control.
      Accordingly, at the time of the special meeting, TexasBanc’s shareholders will not know or be able to calculate the amount of the cash consideration they would receive or the exchange ratio used to determine the number of any shares of Compass common stock they would receive upon completion of the merger. The merger may not be completed until a significant period of time has passed after the special meeting. The price of Compass common stock may decrease before the merger is completed.
      A decrease in the price of Compass common stock would reduce the amount of cash and value of Compass shares to be received with respect to each share of TexasBanc common stock. See “The Agreement and Plan of Merger — Merger Consideration” beginning on page 51 and the agreement and plan of merger attached to this document as Annex A for more detailed information regarding the merger consideration.
      Because the market price of Compass common stock may increase or decrease before the completion of the merger, Compass urges you to obtain current market quotations. Compass common stock is traded on the NASDAQ National Market under the trading symbol “CBSS.” No prediction can be made as to the market prices of Compass common stock at any time before or after the completion of the merger.
      In no event will Compass issue more than 4,938,206 shares of Compass common stock or pay more than $231.75 million in cash in merger consideration, including if there are more than 2,264 shares issued as a result of the exercise of TexasBanc stock options, and the consideration payable to each shareholder will be proportionately reduced if necessary to give effect to these limits. As of the date of this proxy statement/ prospectus, there were options to acquire 3,600 shares of TexasBanc common stock. All of the TexasBanc stock options had exercise prices below the value of the merger consideration as of the date of this proxy statement. Because TexasBanc option holders can pay the exercise price of their TexasBanc stock options either in cash or by surrendering shares of TexasBanc common stock, the exact number of shares to be issued as a result of the exercise of TexasBanc stock options will not be known until immediately before the closing of the merger.

We may fail to realize the anticipated benefits of the merger.
      The success of the merger will depend, in part, on our ability to realize the anticipated cost savings from combining certain aspects of the businesses of Compass and TexasBanc. However, to realize the anticipated benefits from the merger, we must successfully combine the businesses of Compass and TexasBanc in a manner that permits those cost savings to be realized. The anticipated benefits of the merger also depend on the continued operating performance of TexasBanc’s businesses after the merger. If we are not able to combine the businesses of Compass and TexasBanc in a manner that permits the anticipated cost savings to be realized, or if TexasBanc’s businesses do not perform as anticipated after the merger, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.
      Compass and TexasBanc have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.

TexasBanc shareholders may receive a form of consideration different from what they elect.
      Although each TexasBanc shareholder may elect to receive all cash or all Compass common stock in the merger, the cash available for all TexasBanc shareholders (including persons who receive their shares as a result of the exercise of options) is fixed at $231.75 million and the number of shares of Compass common stock is fixed at 4,938,206 shares. As a result, if either the aggregate cash or stock elections exceed the maximum available, and you choose the consideration election that exceeds the maximum available, you will receive a portion of your consideration in cash and a portion of your consideration in Compass common stock.

The opinion obtained by TexasBanc from its financial advisor will not reflect subsequent changes.
      Sandler O’Neill, the financial advisor to TexasBanc, has delivered a “fairness opinion” to the board of directors of TexasBanc. The opinion which is dated September 17, 2005, states that, based upon and subject to the assumptions and limitations on review set forth in the opinion, the merger consideration to be paid to TexasBanc shareholders is fair, from a financial point of view, to those shareholders. The opinion does not reflect changes that may occur or may have occurred after the date of this opinion, including changes to the operations and prospects of Compass or TexasBanc, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the opinion is based, may alter the relative value of Compass and TexasBanc.

TexasBanc will be subject to business uncertainties and contractual restrictions while the merger is pending.
      Uncertainty about the effect of the merger on employees and customers may have an adverse effect on TexasBanc and consequently on Compass. These uncertainties may impair TexasBanc’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with TexasBanc to seek to change existing business relationships with TexasBanc. Retention of certain employees may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Compass. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Compass, Compass’ business after the merger could be harmed. In addition, the agreement and plan of merger restricts TexasBanc from making certain acquisitions and taking other specified actions until the merger occurs. These restrictions may prevent TexasBanc from pursuing attractive business opportunities that may arise before the completion of the merger. Please see the section entitled “The Agreement and Plan of Merger — Conduct of TexasBanc Business Pending the Merger” beginning on page 56 of this proxy statement/ prospectus for a description of the restrictive covenants to which TexasBanc is subject.

Some of the directors and executive officers of TexasBanc may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.
      The interests of some of the directors and executive officers of TexasBanc may be different from those of TexasBanc’s shareholders, and directors and officers of TexasBanc may be participants in arrangements that are different from, or in addition to, those of TexasBanc’s shareholders. These interests are described in more detail in the section of this proxy statement/ prospectus entitled “Interests of Certain Persons in the Merger” beginning on page 44.

The agreement and plan of merger limits TexasBanc’s ability to pursue alternatives to the merger.
      The agreement and plan of merger contains provisions that limit TexasBanc’s ability to discuss competing third-party proposals to acquire all or a significant part of TexasBanc. See “The Agreement and Plan of Merger — Conduct of TexasBanc Business Pending the Merger” beginning on page 56 of this proxy statement/ prospectus. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of TexasBanc from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire TexasBanc than it might otherwise have proposed to pay.

The shares of Compass common stock to be received by TexasBanc’s shareholders as a result of the merger will have different rights from the shares of TexasBanc common stock.
      The rights associated with TexasBanc’s common stock are different from the rights associated with Compass common stock. See the section of this proxy statement/ prospectus entitled “Comparison of Shareholders Rights” on page 86 for a discussion of the different rights associated with Compass common stock.

If the merger is not completed by June 1, 2006, either Compass or TexasBanc may choose not to proceed with the merger.
      Either Compass or TexasBanc may terminate the agreement and plan of merger if the merger has not been completed by June 1, 2006, unless the failure of the merger to have been completed has resulted from the failure of the party seeking to terminate the agreement and plan of merger to have performed its obligations. See “The Agreement and Plan of Merger — Termination of the Agreement and Plan of Merger,” beginning on page 61 of this proxy statement/ prospectus.

The merger may fail to qualify as a reorganization for federal income tax purposes, resulting in your recognition of taxable gain or loss in respect of your shares of TexasBanc common stock and resulting in corporate tax liability for Compass.
      Compass and TexasBanc intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, although the Internal Revenue Service, or IRS, will not provide a ruling on the matter. TexasBanc and Compass each will, as a condition to closing, obtain an opinion from counsel that the merger will constitute a reorganization for federal income tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, the merger will be treated for tax purposes as a taxable sale of TexasBanc’s assets to Compass followed by a liquidation of TexasBanc, with Compass as TexasBanc’s successor liable for the associated corporate tax from the sale of assets. In such circumstances, you generally would recognize gain or loss on each share of TexasBanc common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the sum of the amount of cash and the fair market value of the Compass common stock received in exchange for that share in the liquidation.

Regulatory approvals may not be received, may take longer than expected or may impose conditions which are not presently anticipated.
      The merger must be approved by the Federal Reserve (or that approval must be waived) and the Texas Department of Insurance. In addition, Compass must give notice of the merger to the Texas Department of Banking. The Federal Reserve will consider, among other factors, the competitive impact of the merger, the financial and managerial resources of our companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve will review capital position, safety and soundness, and legal and regulatory compliance, including compliance with anti-money laundering laws.
      There can be no assurance as to whether this and other regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.
      The agreement and plan of merger permits Compass to make acquisitions and dispositions and to issue capital stock in connection therewith if such transactions do not present a material risk that the completion of the merger will be materially delayed or that any required regulatory approvals will be materially more difficult to obtain.

TexasBanc’s shareholders will have less influence as a shareholder of Compass than as a shareholder of TexasBanc.
      You currently have the right to vote in the election of the board of directors of TexasBanc and on other matters affecting TexasBanc. The merger will transfer control of TexasBanc to Compass. If the merger occurs, you will become a stockholder of Compass with a percentage ownership of Compass that is much smaller than your percentage ownership of TexasBanc. Because of this, you will no longer be able to influence the management policies of TexasBanc’s operations (to the extent you were able to do so before the merger), and as a stockholder of Compass with a small ownership percentage you will not be able to influence the management policies of Compass.

Changes in the economy may negatively affect Compass’ business and stock price.
      General economic conditions impact the banking industry. The credit quality of Compass’ loan portfolio reflects the general economic conditions where it does business. The continued financial success of Compass and its subsidiaries depends on things beyond Compass’ control, like national and local economic conditions, the supply and demand for investable funds, interest rates and federal, state and local laws. Any deterioration in any of these conditions could have a material adverse effect on Compass’ financial condition and results of operations, which would probably negatively affect the market price of Compass common stock. See “Price Range of Common Stock and Dividends” on page 75.

Unanticipated costs relating to the merger could reduce Compass’ future earnings per share.
      Compass believes it has reasonably estimated the likely costs of integrating the operations of TexasBanc into Compass and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Compass after the merger. If unexpected costs are incurred, the merger could have a significant dilutive effect on Compass’ earnings per share. In other words, if the merger is completed and Compass incurs unexpected costs and expenses as a result of the merger, Compass believes that the earnings per share of Compass common stock could be less than they would have been if the merger had not been completed.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      This proxy statement/ prospectus and the filings made with the Securities and Exchange Commission, or SEC, that are incorporated by reference into this proxy statement/ prospectus contain or incorporate by reference forward-looking statements that have been made pursuant to the provisions of, and in reliance on the safe harbor under, the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “could,” “should,” “will,” “projects,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In that event, TexasBanc’s or Compass’ business, financial condition or results of operations could be materially adversely affected, and investors in TexasBanc’s or Compass’ securities could lose part or all of their investment. Additional factors that could cause Compass’ results to differ materially from those described in the forward-looking statements can be found in Compass’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/ prospectus or, in the case of documents incorporated by reference, the date referenced in those documents. We are not obligated to update these statements or publicly release the result of any revision to them to reflect events or circumstances after the date of this proxy statement/ prospectus or, in the case of documents incorporated by reference, the date referenced in those documents, or to reflect the occurrence of unanticipated events.
      You should understand that the following important factors, in addition to those discussed elsewhere in this document and in the documents which are incorporated by reference, could affect the future results of Compass and TexasBanc, and of the combined company after the merger, and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	the businesses of Compass and TexasBanc may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected, in particular with respect to the integration of information technology systems;

•	the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption before or after the merger, including adverse effects on relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	the shareholders of TexasBanc may fail to approve the merger;

•	Compass’ and TexasBanc’s ability to successfully execute their business plans and achieve their objectives;

•	changes in political and general economic conditions, including the economic effects of terrorist attacks against the United States and elsewhere and related events;

•	changes in financial market conditions, either nationally or locally in areas in which Compass or TexasBanc conduct their operations, including reduced rates of business formation and growth, commercial real estate development and real estate prices;

•	fluctuations in the equity and fixed-income markets;

•	changes in interest rates, the quality and composition of the loan or securities portfolios, demand for loan products, deposit flows and competition;

•	acquisitions and integration of acquired businesses;

•	increases in the levels of losses, customer bankruptcies, claims and assessments;

•	changes in fiscal, monetary, regulatory, trade and tax policies and laws, including policies of the U.S. Treasury and the Federal Reserve;

•	continuing consolidation in the financial services industry; new litigation or changes in existing litigation;

•	success in gaining regulatory approvals, when required;

•	changes in consumer spending and savings habits;

•	increased competitive challenges and expanding product and pricing pressures among financial institutions;

•	demand for financial services in Compass’ or TexasBanc’s market areas;

•	inflation and deflation;

•	technological changes and Compass’ and TexasBanc’s implementation of new technologies;

•	Compass’ and TexasBanc’s abilities to develop and maintain secure and reliable information technology systems;

•	legislation or regulatory changes, which adversely affect the ability of Compass or TexasBanc to conduct the businesses in which they are engaged;

•	Compass’ and TexasBanc’s ability to comply with applicable laws and regulations;

•	and changes in accounting policies, procedures or guidelines as may be required by the Financial Accounting Standards Board or regulatory agencies.

SPECIAL MEETING
      This section contains information from TexasBanc for TexasBanc’s shareholders about the special meeting TexasBanc has called to consider and approve (1) the agreement and plan of merger, as it may be amended from time to time, and (2) the 280G Payments. We are mailing this proxy statement/ prospectus to you, as a TexasBanc shareholder, on or about January 19, 2006. Together with this proxy statement/ prospectus, we are also sending to you a notice of the special meeting and a form of proxy card that TexasBanc’s board of directors is soliciting for use at the special meeting. The special meeting will be held on Thursday, February 16, 2006, at 2:00 p.m., local time, at The Fort Worth Club, located at 306 West 7th Street 12th Floor, Fort Worth, Texas 76102.
      This proxy statement/ prospectus is also being furnished by Compass to TexasBanc’s shareholders as a prospectus in connection with the issuance by Compass of shares of Compass common stock upon completion of the merger.
Time and Place of Special Meeting
      The special meeting of TexasBanc shareholders is to be held on Thursday, February 16, 2006, at 2:00 p.m., local time, at The Fort Worth Club, located at 306 West 7th Street 12th Floor, Fort Worth, Texas 76102.
Matters to be Considered at the Special Meeting
      The purpose of the special meeting is to consider and approve (1) the agreement and plan of merger, as it may be amended from time to time, and (2) the 280G Payments. The merger cannot occur unless the holders of two-thirds of the outstanding shares of TexasBanc common stock as of the record date vote in favor of the agreement and plan of merger.
Record Date for the Special Meeting and Voting Rights
      Only holders of record of TexasBanc’s common stock at the close of business on the record date, December 30, 2005, are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, there were 182,696 shares of TexasBanc common stock outstanding held by 154 holders of record. Each holder of record of TexasBanc’s common stock on the record date will be entitled to one vote for each share held on all matters to be voted upon at the special meeting.
      As of the record date, holders of approximately 82% of the outstanding TexasBanc common stock have agreed with Compass to vote in favor of the agreement and plan of merger.
Required Votes
      Proposal 1. Approval of the agreement and plan of merger requires the affirmative vote of the holders of two-thirds of the shares of TexasBanc common stock outstanding as of the record date.
      Proposal 2. Approval of the 280G Payments requires the affirmative vote of more than 75% of the voting power of all outstanding shares of TexasBanc capital stock, excluding those shares held or constructively owned by the executive officers whose compensation is being considered.
Quorum; Abstention and Broker Non-Votes
      The presence, in person or by proxy, of the holders of a majority of the outstanding shares of TexasBanc common stock entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions and broker non-votes (which are signed proxies returned by a broker that indicate that the broker has not received voting instructions from the beneficial owner of the shares and does not have discretionary authority to vote the shares) will be counted for purposes of determining whether a quorum exists.
      All properly completed and signed proxies delivered and not properly revoked will be voted at the special meeting in the manner specified in those proxies. If you do not specify a choice, your shares represented by an authorized proxy will be voted “FOR” the approval of the agreement and plan of merger and “FOR” the approval of 280G Payments. The failure to submit a vote by proxy or in person at the special meeting, abstentions and broker non-votes will have the same effect as a vote “AGAINST” each of the proposals presented.
Voting By Proxy

Voting Your Proxy
      You may vote in person at the special meeting or by proxy. We recommend you vote by proxy even if you plan to attend the special meeting. You can change your vote at the special meeting.
      You may vote by proxy by completing and mailing the enclosed proxy card. If you properly submit your proxy in time to vote, one of the individuals named as your proxy will vote your shares of common stock as you have directed. You may vote for or against the proposals submitted at the special meeting or you may abstain from voting.
      TEXASBANC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE AGREEMENT AND PLAN OF MERGER AND “FOR” APPROVAL OF THE 280G PAYMENTS (WITH VERNON BRYANT ABSTAINING).

How to Vote
      If you are a shareholder of record and you hold shares of TexasBanc common stock in your name, you may vote by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
      If you hold shares of TexasBanc common stock through a broker or other custodian, please follow the voting instructions that the applicable institution provides to you. If you do not return your proxy card those shares will not be voted at the special meeting.
      If you submit your proxy but do not make specific choices, your proxy will be voted “FOR” each of the proposals presented, and at the discretion of the proxy holders with respect to any other business properly brought before the meeting.

Revoking Your Proxy
      If you hold shares registered in your name and you wish to change any proxy granted on the proxy card, you may revoke your proxy before it is voted by:

•	submitting a new proxy with a later date;

•	notifying TexasBanc’s Secretary, Lisanne Davidson, 2525 Ridgmar Boulevard, Fort Worth, Texas 76116, in writing before the special meeting that you have revoked your proxy; or

•	voting in person at the special meeting.

Other Voting Matters
      Voting in Person. If you are a registered holder and plan to attend the special meeting to vote in person, you will be given a ballot at the special meeting.
      People with Disabilities. TexasBanc can provide reasonable assistance to help you participate in the special meeting if you tell us about your disability and how you plan to attend. Please call or write TexasBanc’s Secretary at least ten days before the special meeting at the number or address provided on the inside front cover page of this proxy statement/ prospectus.
      Expenses of Proxy Solicitation. TexasBanc will assume the cost of solicitation of proxies from you. In addition to solicitation by mail, TexasBanc’s directors, officers and employees may solicit proxies from shareholders by telephone, facsimile or in person; however, they will not be paid any additional compensation for such services.

      DO NOT SEND IN ANY TEXASBANC STOCK CERTIFICATES WITH YOUR PROXY CARD. At the time of the mailing of this proxy statement/ prospectus you are also being mailed or delivered an election form and other materials relating to your right to elect the form of merger consideration under the agreement and plan of merger and will be requested to send in your TexasBanc stock certificates together with the properly completed election form.
Other Business, Adjournment and Postponements
      Under the TBCA and TexasBanc’s Bylaws, only the business that is specified in the “Notice of Special Meeting of Shareholders” may be presented at the special meeting, and no other matters may properly be brought before the special meeting.
      Any adjournment or postponement may be made from time to time by approval of the holders of common stock representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. If a quorum is not present at the special meeting, TexasBanc’s shareholders may be asked to vote on a proposal to adjourn or postpone the special meeting to solicit additional proxies. If a quorum is present at the special meeting, but there are not sufficient votes at the time of the special meeting to approve the agreement and plan of merger, TexasBanc’s shareholders may also be asked to vote on a proposal to approve the adjournment or postponement of the special meeting to permit further solicitation of proxies.

PROPOSAL 1. APPROVAL OF THE AGREEMENT AND PLAN OF MERGER — THE MERGER
      The following description of the material information about the merger and the description of the opinion of TexasBanc’s financial advisor, is qualified in its entirety by reference to the more detailed appendices to this proxy statement/ prospectus. We urge you to read all of the appendices to this proxy statement/ prospectus in their entirety.
General
      TexasBanc’s board of directors has approved and adopted the agreement and plan of merger. The agreement and plan of merger provides for combining our companies through the merger of a newly formed, wholly-owned subsidiary of Compass with and into TexasBanc, and the subsequent merger of TexasBanc into Compass.
      TexasBanc’s shareholders will be entitled to elect to receive upon completion of the merger shares of Compass common stock or cash, subject to potential proration and adjustment, for each share of TexasBanc’s common stock. Shares of Compass common stock issued and outstanding at the time the merger is completed will remain outstanding and those stock certificates will be unaffected by the merger. Compass’ common stock will continue to trade on the NASDAQ National Market under the Compass Bancshares, Inc. name with the symbol “CBSS” after the merger.
      Please see “The Agreement and Plan of Merger” beginning on page 50 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the agreement and plan of merger.
Background of the Merger
      During the last several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition from other financial institutions and a trend toward consolidation and geographic expansion, coupled with a relaxation of regulatory restrictions on interstate conduct of business of financial institutions. As short-term interest rates have risen since June 2004, financial institutions have been experiencing compressing net interest margins, while at the same time facing higher costs to attract and maintain quality officers and employees. In addition, in response to the attacks on September 11, 2001, financial institutions have been experiencing increased regulatory oversight and potential liability for failure to comply with legislative initiatives to prevent terrorism and money laundering.
      Mindful of these factors, the board of directors and management of TexasBanc have periodically reviewed and updated strategic plans for TexasBanc. As part of this ongoing process, TexasBanc has historically received inquiries regarding its willingness to consider an acquisition by, or affiliation with, larger financial institutions. Consistent with its fiduciary obligations to its shareholders, TexasBanc has considered such inquiries and evaluated them with respect to the level and form of consideration proposed, and the seriousness and specificity that has been conveyed to TexasBanc in terms of consideration, as well as the expected future operation of TexasBanc, and other considerations and factors deemed relevant by TexasBanc, in formulating its business plan with the intent to provide maximum value to its shareholders.
      As the nature of banking has become increasingly competitive, larger organizations have demonstrated a willingness to pay for a premium franchise in a high-growth market, such as Fort Worth. In considering the market conditions, TexasBanc felt it was appropriate to consult with investment banking firms experienced in the area of financial institution mergers and acquisitions to evaluate the prospects of potentially accomplishing a transaction that would both maximize shareholder value and continue to provide its customers with quality products and services.
      In the second quarter of 2005, Bill Knight, TexasBanc’s Chairman of the Board, began to consider seriously alternative transactions to maximizing the value of TexasBanc’s shareholders’ investment and concluded the most viable alternative was to seek a merger partner for TexasBanc. In April, 2005, after a number of informal discussions with members of TexasBanc’s board of directors, Mr. Knight invited representatives of Sandler O’Neill & Partners, L.P. to visit TexasBanc to discuss the role of Sandler O’Neill as TexasBanc’s potential financial adviser regarding the exploration of strategic options for TexasBanc, including a possible sale or strategic business combination involving TexasBanc.
      After this meeting, TexasBanc briefly considered a business combination with a financial institution that is smaller in size than Texas Banc. On May 19, 2005, Mr. Knight, Vernon Bryant, TexasBanc’s President, and Buzz Brightbill, a member of TexasBank’s board of directors, met with a representative of Sandler O’Neill to discuss this potential business combination. A confidentiality agreement between TexasBanc and that smaller institution was signed on June 1, 2005. In the three weeks that followed, representatives of TexasBanc and Sandler O’Neill analyzed the potential financial implications of such a combination and discussed the potential combination with members of the other institution’s management and its financial advisors. Ultimately, TexasBanc decided that a combination with the other financial institution would not maximize the value of Texas Banc’s shareholders’ investment and was not in the best interests of its shareholders.
      On June 30, 2005, Mr. Knight, Mr. Bryant, Charles Cox, TexasBanc’s Treasurer, and representatives of TexasBanc’s outside legal counsel, Jenkens & Gilchrist, a Professional Corporation, met with representatives of Sandler O’Neill to discuss the process by which Sandler would solicit indications of interest regarding a possible business combination with TexasBanc. Sandler O’Neill presented a proposed timeline, a preliminary list of potential interested parties, a financial summary of Texas commercial bank acquisitions since January 1, 2002, and a list of due diligence items needed by Sandler O’Neill to prepare confidential information materials to be presented to potential acquirers. Sandler O’Neill also circulated an initial draft of the confidential information memorandum to the persons present at that meeting. Over the subsequent four weeks, management of TexasBanc worked with Sandler O’Neill to revise the confidential information memorandum.
      On July 27, 2005, the TexasBanc board of directors met with representatives of Sandler O’Neill and Jenkens & Gilchrist. Sandler O’Neill made a presentation about the merger market for Texas banks and how TexasBanc’s franchise compared to other Texas banks. Sandler O’Neill then provided to TexasBanc’s board of directors its views on comparable mergers and acquisitions of financial institutions that had occurred and were occurring nationally and regionally, presented its perspective on potential bidders, and discussed the timing and mechanics of the proposed sale process along with a preliminary timetable for a possible sale or business combination involving TexasBanc. Thereafter, representatives from Jenkens & Gilchrist discussed with TexasBanc’s board of directors their responsibilities and fiduciary duties in the context of a merger.
      At that meeting, TexasBanc’s board of directors approved resolutions engaging Sandler O’Neill and Jenkens & Gilchrist to commence the sale process. TexasBanc and Sandler O’Neill signed an engagement letter later that day. TexasBanc selected Sandler O’Neill because of its expertise, reputation and familiarity with TexasBanc and the overall financial services industry and because its investment banking professionals have substantial experience in transactions comparable to the proposed merger.
      Beginning August 1, 2005, Sandler O’Neill contacted 32 financial institutions and other strategic investors who were, in Sandler O’Neill’s view, potential acquirers of TexasBanc. Of the parties contacted, 17 potential bidders signed confidentiality agreements that limited the use of the confidential information to an evaluation of a potential transaction with TexasBanc. These agreements further stipulated that a potential bidder neither attempt to acquire TexasBanc without negotiating the acquisition with TexasBanc’s board of directors nor solicit, hire, or divert any of TexasBanc’s employees for a period of time after the date thereof.
      Upon receipt of a signed confidentiality agreement from a potential acquirer, Sandler O’Neill sent the representatives of the interested party a confidential information memorandum containing certain public and non-public information regarding TexasBanc and instructions describing TexasBanc’s process to determine that party’s level of interest in acquiring TexasBanc. In those instructions, potential acquirers were asked to submit a non-binding indication of interest with respect to TexasBanc no later than August 19, 2005. Sandler O’Neill made clear to each potential acquirer that: (1) TexasBanc was in the process of exploring a number of alternatives to provide value to its shareholders, one of which could be its sale; (2) if they have an interest in pursuing such a transaction, they must participate in this process; (3) TexasBanc was not bound or obligated to continue discussions, enter into any agreement or continue the process; and (4) certain qualified bidders would be permitted to perform due diligence on TexasBanc to determine whether they wished to proceed in the process.
      From August 19, 2005 to August 22, 2005, TexasBanc received five bids from potential acquirors. On August 22, 2005, representatives of TexasBanc’s management met with Sandler O’Neill and Jenkens & Gilchrist to discuss the bids received and to select potential bidders who would be allowed to continue in the merger process. At that meeting, Sandler O’Neill was instructed to contact the two potential acquirers who submitted the most attractive offers (which included Compass) to inform them that they would be permitted to continue in the process.
      Sandler O’Neill was also instructed to contact a third potential acquirer, who had submitted a bid and indicated a range of prices to be paid as consideration and also requested an informal meeting with TexasBanc’s senior management before proceeding further in the process. Sandler O’Neill was instructed to inform the bidder that TexasBanc senior management would only meet with this third bidder, and the third bidder would only be permitted to continue the process, if the bidder confirmed that the consideration to be paid in the transaction would fall in the uppermost portion of the bidder’s range of proposed consideration. During their discussion with Sandler O’Neill, the third bidder’s advisor confirmed that its client would seriously consider proceeding with a bid in the uppermost portion of the proposed range of prices. Representatives of the third bidder and TexasBanc met on August 25, 2005, to discuss the third bidder’s continuing interest. On August 29, 2005, a representative of the third bidder contacted Mr. Bryant, to inform him that, due to a change in circumstances unrelated to TexasBanc, the third bidder did not wish to continue in the process.
      Sandler O’Neill was further instructed to contact a fourth bidder and inform the bidder that it would only be permitted to continue in the process if the bidder’s consideration to be paid in the transaction could be substantially increased and that the bidder would eliminate certain conditions outlined in its bid that were not required by any of the other bidders. Sandler O’Neill contacted the fourth bidder that same day, and the bidder submitted a revised offer in which it did increase its offer (although the revised offer was still less than the two highest offers) and eliminated the non-standard conditions. Subsequently, however, TexasBanc became concerned that this bidder would not be able to meet TexasBanc’s pricing expectations based on the two higher offers received and that this bidder would not be able to complete a transaction without raising a significant amount of additional capital, and TexasBanc ceased negotiations with this bidder before it conducted further due diligence.
      On August 28, 2005, TexasBanc opened an Internet-based data room, containing much of the information that the two bidders would require in connection with their due diligence. Additionally, during the week of August 29, 2005, the two interested parties, including Compass, conducting due diligence on TexasBanc at the offices of Jenkens & Gilchrist, including management interviews and a review of TexasBanc credit files.
      On September 6, 2005, Sandler O’Neill sent the remaining potential acquirers a letter requesting each to submit to Sandler O’Neill a final offer for TexasBanc. The letter instructed each potential acquirer that the final bid should be received by September 9, 2005 and the bids should include the following information: the final proposed amount of consideration, describing the form of consideration; whether further due diligence would be required, and if so, the extent necessary; a description of how the bid would be financed; and a description of the post-acquisition operations of TexasBanc, including a commitment to assume and honor employee benefit plans and agreements. Sandler O’Neill also subsequently requested that each remaining participant provide a proposed form of any agreement by which they would acquire TexasBanc.
      On September 9, 2005, TexasBanc received bids from the two interested parties, including Compass. On September 13, 2005, TexasBanc’s board of directors held a special meeting to analyze the two bids received. Mr. Knight gave TexasBanc’s board a summary of the events that had transpired over the past several weeks. Sandler O’Neill then discussed with TexasBanc’s board the two bids and the process that had led to these bids. Jenkens & Gilchrist then discussed the proposed form of agreement provided by Compass. After discussion of the two bids, TexasBanc’s board then agreed that Sandler O’Neill would contact Compass and discuss the terms of the agreement provided by Compass. Sandler O’Neill was authorized to tell Compass that if TexasBanc believed that a satisfactory agreement could be reached, TexasBanc would enter into a period of exclusivity with Compass.
      During the week of September 12, 2005, outside counsel for TexasBanc and for Compass finalized the agreement and plan of merger based on comments received from their respective clients. Compass representatives spent an additional day conducting confirmatory due diligence with TexasBanc’s outside public accounting firm, and on September 15, 2005, representatives of Sandler O’Neill and Jenkens & Gilchrist conducted reverse due diligence of Compass.
      TexasBanc’s management circulated to TexasBanc’s board of directors a draft definitive agreement and plan of merger on September 17, 2005, and scheduled a special meeting of TexasBanc’s board of directors later that day to review and consider the proposed transaction. At that meeting, Sandler O’Neill made a presentation concerning the merger consideration to TexasBanc’s board. At the conclusion of this discussion and after responding to questions from the directors, Sandler O’Neill rendered to TexasBanc’s board its oral opinion that, subject to the assumptions, limitations and qualifications set forth in their written opinion, that the total aggregate consideration to be received from Compass, which consisted of no more than $231.75 million in cash and 4.938 million shares of Compass common stock, including a cashless exercise of all outstanding TexasBanc options, was fair to holders of TexasBanc common stock from a financial point of view. Sandler O’Neill’s oral opinion was subsequently confirmed by delivery of its written opinion, dated as of September 17, 2005, to TexasBanc’s board of directors. Thereafter, legal counsel reviewed the terms and conditions of the proposed agreement and plan of merger and ancillary legal documents with TexasBanc’s board of directors, discussing in detail the business points, contingencies, timing issues and fiduciary concerns. Outside legal counsel also described the terms and conditions of the shareholder voting agreement that Compass asked to be signed by Mr. Knight and Mrs. Dorothy Doss, a director of TexasBanc, in their personal and representative capacities for certain entities that own a majority of TexasBanc stock. After asking a number of questions of Sandler O’Neill and outside counsel regarding the proposed transaction and discussing the transaction among TexasBanc’s board of directors, the board of directors unanimously adopted resolutions which, among other things, approved the proposed definitive agreement and plan of merger with Compass and the shareholder voting agreement, authorized Mr. Knight or Mr. Bryant to execute the agreement and plan of merger on behalf of TexasBanc, authorized TexasBanc to prepare and file all necessary regulatory applications and called a meeting of TexasBanc’s shareholders to consider and vote on the agreement.
      That evening, signature pages to the agreement and plan of merger, the shareholder voting agreement and related documents were exchanged by the parties. The companies issued a joint press release announcing the signing of the agreement and plan of merger, before the opening of the stock markets on the morning of September 19, 2005.
Recommendation of TexasBanc’s Board and Its Reasons for the Merger
      TexasBanc’s board of directors has unanimously approved the agreement and plan of merger and unanimously recommends that TexasBanc shareholders vote “FOR” approval of the agreement and plan of merger.
      TexasBanc’s board of directors has determined that the merger is fair to, and in the best interests of, TexasBanc’s shareholders. In approving the agreement and plan of merger, TexasBanc’s board consulted with Sandler O’Neill with respect to the financial aspects and fairness of the merger consideration, from a financial point of view, to the holders of TexasBanc common stock and with its outside legal counsel as to its legal duties and the terms of the agreement and plan of merger. In arriving at its determination, TexasBanc’s board also considered a number of factors, including the following:

•	TexasBanc’s board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of TexasBanc;

•	the current and prospective environment in which TexasBanc operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institu-

tions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	the financial presentation of Sandler O’Neill and the opinion of Sandler O’Neill dated as of September 17, 2005, that, as of September 17, 2005 (the date on which TexasBanc’s board of directors approved the agreement and plan of merger), and subject to the assumptions, limitations and qualifications set forth in the opinion, the total aggregate consideration to be received from Compass, which consisted of no more than $231.75 million in cash and 4.938 million shares of Compass common stock, including a cashless exercise of all outstanding TexasBanc options, is fair, from a financial point of view, to the holders of TexasBanc common stock (see “— Opinion of TexasBanc’s Financial Adviser,” beginning on page 31);

•	that shareholders of TexasBanc will receive part of the merger consideration in shares of Compass common stock, which is publicly traded on the NASDAQ, contrasted to the absence of a public market for TexasBanc common stock;

•	the treatment of the merger as a tax-free exchange for federal income tax purposes with respect to the TexasBanc common shares exchanged for Compass common shares;

•	the results that could be expected to be obtained by TexasBanc if it continued to operate independently, and the likely benefits to shareholders of such course, as compared with the value of the merger consideration being offered by Compass;

•	the ability of Compass to pay the aggregate merger consideration without a financing contingency and without the need to obtain financing to close the transaction;

•	the ability of Compass to receive the requisite regulatory approvals in a timely manner;

•	the process conducted by Sandler O’Neill to identify potential acquirers of TexasBanc and to assist TexasBanc’s board of directors in determining that it was the appropriate time to sell TexasBanc and in obtaining the highest value reasonably available to shareholders of TexasBanc at the time and under the circumstances;

•	that holders of approximately 82% of the shares of TexasBanc common stock had indicated their willingness to sign the shareholder voting agreement, whereby they would agree to vote the shares of TexasBanc common stock beneficially owned by them in favor of the agreement and plan of merger;

•	the terms and conditions of the agreement and plan of merger, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, a provision which permits TexasBanc’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, a third party which has submitted an unsolicited proposal to acquire TexasBanc;

•	merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations, and enhance the development of new products and services;

•	the effects of the merger on TexasBanc’s employees;

•	the agreement of Compass to use its commercially reasonable efforts to maintain directors’ and officers’ liability insurance, to continue to provide indemnification for TexasBanc’s directors and officers, and to honor existing employee benefits;

•	that some of TexasBanc’s directors and executive officers have other financial interests in the merger that are in addition to their interests as TexasBanc shareholders, including as a result of employment and compensation arrangements with TexasBanc and the manner in which they would be affected by the merger, as well as the new employment agreements that certain of these persons entered into with Compass in connection with the merger;

•	that the cash portion of the merger consideration will be taxable to TexasBanc’s shareholders upon completion of the merger;

•	the requirement that TexasBanc conduct its business in the ordinary course and the other restrictions on the conduct of the TexasBanc’s business before completion of the merger, which may delay or prevent TexasBanc from undertaking business opportunities that may arise pending completion of the merger;

•	that the agreement and plan of merger would prohibit TexasBanc from paying dividends on the TexasBanc common stock between the date of the agreement and plan of merger and completion of the merger; and

•	that under the agreement and plan of merger TexasBanc could not solicit competing proposals for the acquisition of TexasBanc.
      The reasons set out above for the merger are not intended to be exhaustive but include all material factors considered by TexasBanc’s board of directors in approving the merger. In reaching its determination, the TexasBanc board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on the reasons stated, the board felt that the merger was in the best interest of TexasBanc’s shareholders, and therefore the board of directors of TexasBanc unanimously approved the merger. In addition, certain members of the TexasBanc board of directors have agreed to vote the stock of TexasBanc over which they have voting authority in favor of the agreement and plan of merger and the merger.
Opinion of TexasBanc’s Financial Advisor
      By letter agreement dated July 27, 2005, TexasBanc engaged Sandler O’Neill to provide financial advisory services to the TexasBanc board of directors in connection with the consideration of a possible business combination involving TexasBanc and a third party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
      Sandler O’Neill acted as financial advisor to TexasBanc in connection with the proposed merger and participated in certain of the negotiations leading to the agreement and plan of merger. At the September 17, 2005 meeting at which the TexasBanc board considered and approved the agreement and plan of merger, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to TexasBanc shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix A to this proxy statement/ prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge TexasBanc shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.
      Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the TexasBanc board and is directed only to the fairness of the merger consideration to TexasBanc’s shareholders from a financial point of view. It does not address the underlying business decision of TexasBanc to engage in the merger or any other aspect of the merger and is not a recommendation to any TexasBanc shareholder as to how the shareholder should vote at the special meeting with respect to the merger or any other matter or the form of consideration the shareholder should elect in the merger.
      In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the agreement and plan of merger;

(2) certain financial statements and other historical financial information of TexasBanc that Sandler O’Neill deemed relevant and was provided by the management of TexasBanc;

(3) certain publicly available financial statements and other historical financial information of Compass that Sandler O’Neill deemed relevant;

(4) internal financial projections for TexasBanc for the years ending December 31, 2005 and 2006 and reviewed with senior management of TexasBanc;

(5) consensus earnings per share estimates for Compass for the years ending December 31, 2005 and 2006 published by I/B/E/S and reviewed with the senior management of Compass;

(6) the pro forma financial impact of the merger on Compass, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Compass and TexasBanc;

(7) the publicly reported historical price and trading activity for the Compass common stock, including a comparison of certain financial and stock market information for Compass with similar publicly available information for certain other publicly traded companies that Sandler O’Neill deemed relevant;

(8) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9) the relative pro forma ownership of the shareholders of TexasBanc and Compass in the combined company;

(10) the current market environment generally and the banking environment in particular; and

(11) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.
      Sandler O’Neill also discussed with certain members of TexasBanc’s senior management their views of the business, financial condition, results of operations and prospects of TexasBanc, Sandler O’Neill discussed similar matters with certain members of senior management of Compass regarding the business, financial condition, results of operations and prospects of Compass.
      In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information and other information that was available from public sources, that was provided to it by TexasBanc or Compass or their respective representatives or that was otherwise reviewed by it, and further relied on the assurances of senior management of TexasBanc and Compass that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify any such information and it did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of TexasBanc or Compass or any of their respective subsidiaries, or the ability to collect on any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses, and it did not make an independent evaluation of the adequacy of the allowance for loan losses of TexasBanc or Compass, nor did it review any individual credit files relating to TexasBanc or Compass. With TexasBanc’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both TexasBanc and Compass were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Sandler O’Neill also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of TexasBanc or Compass since the date of the most recent financial statements made available. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of TexasBanc or Compass.
      Sandler O’Neill assumed, in all respects material to its analysis, that TexasBanc and Compass will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the agreement and plan of merger and all related agreements were true and correct, that each party to such agreements will perform all of the covenants required to be performed by it under such agreements, that the conditions precedent in such agreements are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes with respect to the Compass common stock to be issued in the merger. With TexasBanc’s consent, Sandler O’Neill relied upon the advice TexasBanc received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the agreement and plan of merger.
      Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the value of the Compass common stock when issued to TexasBanc’s shareholders or the prices at which the Compass common stock may trade at any time.
      In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to TexasBanc or Compass and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of TexasBanc or Compass and the companies to which they are being compared.
      The earnings projections used and relied upon by Sandler O’Neill for TexasBanc in its analyses were based upon internal financial projections for TexasBanc prepared by and reviewed with the management of TexasBanc. The earnings projections for Compass were those published by I/B/E/S and were reviewed with the Compass management team. With respect to TexasBanc’s financial projections and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, management of the respective institutions confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of management and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections and estimates provided by management of TexasBanc were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions that are inherently uncertain, and, accordingly, actual results could vary materially from those set forth in such projections.
      In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of TexasBanc, Compass and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the TexasBanc board at the board’s September 17, 2005 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of the Compass common stock or the price at which the Compass common stock may be sold at any time.

      Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the total consideration equal to $231.75 million in cash and 4.938 million shares of Compass common stock and upon 182,696 shares of TexasBanc common stock outstanding as of June 30, 2005 and 3,600 options outstanding with a weighted average strike price of $651.61 per option and the 10-day average for the closing stock price of Compass common stock of $46.93 on that date, Sandler O’Neill calculated a per share transaction value of $2,505.94 (excluding merger expenses and capitalized transaction costs).
      Based upon TexasBanc’s financial information as of and for the period ending June 30, 2005, Sandler O’Neill calculated the following ratios:

	Transaction Ratios

	Compass/		Texas		Nationwide
	TexasBanc		Transactions(1)		Transactions(2)

Transaction price/ LTM EPS	23.5	x	28.8	x	22.6	x
Transaction price/ Book value(3)	366.1%		314.9%		223.5%
Transaction price/ Tangible book value(3)	384.0%		323.4%		311.3%
Tangible book premium/ Core deposits(4)	30.2%		22.3%		23.8%

(1)	Represents the median transaction ratios for Texas commercial bank transactions greater than $25 million since January 1, 2004.

(2)	Represents the median transaction ratios for nationwide commercial bank transactions greater than $300 million and less than $600 million since January 1, 2004.

(3)	Reflects TexasBanc stated book value and tangible book value of $684.45 and $652.55 per share, respectively.

(4)	Core deposits defined as total deposits less jumbo and brokered certificates of deposit.
      Stock Trading History. Sandler O’Neill reviewed the reported closing per share market prices and volume of the Compass common stock for the one-year and three-year periods ended September 16, 2005 and the relationship between the movements in the closing prices of the Compass common stock during those periods to movements in certain stock indices, including the Standard & Poor’s 500 Index, Standard & Poor’s Bank Index, and the NASDAQ Bank Index, and to the weighted average (by market capitalization) performance of a peer group of publicly-traded commercial banks selected by Sandler O’Neill. The institutions included in the peer group are identified in the section “Comparable Company Analysis” below.
      During the one-year period ended September 16, 2005, the Compass common stock outperformed the Standard & Poor’s Bank Index, the NASDAQ Bank Index, and the peer group to which it was compared while it generally underperformed the Standard & Poor’s 500 Index. Over the three-year period ended September 16, 2005, the Compass common stock generally outperformed the indices and peer group to which it was compared.

Compass Stock Performance

	Beginning Index Value	Ending Index Value
	September 15, 2004	September 16, 2005

Compass	100.0	104.0
Compass Peer Group	100.0	102.7
NASDAQ Bank Index	100.0	102.1
S&P Bank Index	100.0	98.7
S&P 500 Index	100.0	109.6

	Beginning Index Value	Ending Index Value
	September 13, 2002	September 16, 2005

Compass	100.0	145.9
Compass Peer Group	100.0	126.6
NASDAQ Bank Index	100.0	133.7
S&P Bank Index	100.0	126.2
S&P 500 Index	100.0	138.0
      Sandler O’Neill also noted that the total reported trading volume for Compass over the one-year and three-year periods ended September 16, 2005 was 125.5 million and 364.4 million shares.
      Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Compass and a group of commercial banks selected by Sandler O’Neill. This peer group consisted of the following publicly traded commercial banks:

AmSouth Bancorp	Mercantile Bankshares Corp.
City National Corp.	Regions Financial Corp.
Colonial BancGroup, Inc.	South Financial Group Inc.
Commerce Bancorp Inc.	Zions Bancorp.
First Horizon National Corp.
      Sandler O’Neill used publicly available information to compare selected financial and market trading information for Compass and the median data for the commercial banks in the Peer Group as of and for the twelve months ending June 30, 2005. The table below sets forth the comparative data as of and for the twelve months ending June 30, 2005, with pricing data as of September 16, 2005:
Comparable Group Analysis

			Peer Group
	Compass		Median

Total assets (in millions)	$29,502.9		$32,875.3
Tangible equity/ Tangible assets	6.3%		6.6%
LTM Return on average assets	1.38%		1.33%
LTM Return on average equity	19.17%		15.67%
Price/ Tangible book value	321.8%		282.4%
Price/ LTM earnings per share	15.1	x	16.4	x
Price/ Estimated 2005 earnings per share	14.5	x(1)	14.5	x(1)
Market Capitalization (in millions)	$5,863.7		$4,844.3

(1)	I/B/E/S median
      Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 13 merger transactions announced from January 1, 2004 through September 16, 2005 involving commercial banks acquired in Texas (the “Regional Group”) with announced transaction values greater than $25 million. Sandler O’Neill also reviewed 8 merger transactions announced in the United States (the “Nationwide Group”) from January 1, 2004 through September 16, 2005 involving commercial banks with announced transaction values greater than $300 million and less than $600 million. Sandler O’Neill reviewed the following multiples: transaction price at announcement to last twelve months’ net income, transaction price to stated book value, transaction price to tangible book value, and tangible book premium to core deposits. Sandler O’Neill computed a high, low, mean, and median multiple and premium for the transactions. The median multiples from the Regional Group and the median multiples for the Nationwide Group were applied to TexasBanc’s financial information as of and for the twelve months ended June 30, 2005. As illustrated in the following table, Sandler O’Neill derived imputed ranges of values for TexasBanc of $562.1 million to $373.6 million based upon the median multiples for the commercial bank transactions in the Regional Group and $440.5 million to $279.5 million based upon the median multiples for commercial bank transactions in the Nationwide Group.

Comparable Transaction Multiples

					Median
	Median				Nationwide
	Regional Group		Implied		Group		Implied
	Multiple		Value		Multiple		Value

			($mm)				($mm)
Transaction price/ LTM net income	28.9	x	$562.1		22.6	x	$440.5
Transaction price/ Book value	314.9%		$393.8		223.5%		$279.5
Transaction price/ Tangible book value	323.4%		$385.5		311.3%		$371.2
Tangible book premium/ Core deposits(1)	22.3%		$373.6	(2)	23.8%		$390.6	(2)

(1)	Assumes 16.22% of total deposits are non-core deposits

(2)	Assumes TexasBanc’s total core deposits are $1,138.7 million. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value of $463.5 million over tangible book value by core deposits
      Discounted Dividend Stream and Terminal Value Analysis of TexasBanc. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of TexasBanc through December 31, 2008 under various circumstances, assuming TexasBanc’s projected dividend stream and assuming that TexasBanc performed in accordance with the earnings projections reviewed with TexasBanc’s management through 2006. For periods after 2006, Sandler O’Neill assumed an annual earnings per share growth rate of approximately 10%. To approximate the terminal value of TexasBanc common stock at December 31, 2008, Sandler O’Neill applied a 14.0x to 24.0x price/ LTM earnings multiple range. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 14% chosen to reflect different assumptions regarding required rates of return of holders TexasBanc common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of TexasBanc common stock of $1,500 to $2,976 when applying the price/ LTM earnings multiples. Sandler O’Neill also considered and discussed with the TexasBanc board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income, dividend payout ratios, and share repurchases.

Earnings Per Share Multiples

Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x

9.00%	$1,736	$1,984	$2,232	$2,480	$2,728	$2,976
10.00%	$1,685	$1,926	$2,166	$2,407	$2,648	$2,889
10.25%	$1,673	$1,912	$2,150	$2,389	$2,628	$2,867
11.00%	$1,636	$1,870	$2,104	$2,337	$2,571	$2,805
12.00%	$1,589	$1,816	$2,043	$2,270	$2,497	$2,724
13.00%	$1,544	$1,764	$1,985	$2,206	$2,426	$2,647
14.00%	$1,500	$1,715	$1,929	$2,143	$2,358	$2,572
      Discounted Dividend Stream and Terminal Value Analysis of Compass. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Compass through December 31, 2008 under various circumstances, assuming the projected dividend stream of Compass and that Compass performed in accordance with the earnings projections reviewed with Compass management through 2006. For periods after 2006, Sandler O’Neill assumed an annual earnings per share growth rate of approximately 10%. To approximate the terminal value of Compass common stock at December 31, 2008, Sandler O’Neill applied a 9.0x to 19.0x price/ LTM earnings multiple range. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 14% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Compass common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Compass common stock of $32.18 to $69.25 when applying the price/ LTM earnings multiples. Sandler O’Neill also considered and discussed with the TexasBanc board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income, dividend payout ratios and share repurchases. The 10-day average closing price of Compass common stock on September 16, 2004 was $46.93 per share.

Earnings Per Share Multiples

Discount Rate	9.0x	11.0x	13.0x	15.0x	17.0x	19.0x

9.00%	$36.71	$43.21	$49.72	$56.23	$62.74	$69.25
10.00%	$35.73	$42.05	$48.37	$54.68	$61.00	$67.32
10.25%	$35.49	$41.77	$48.04	$54.31	$60.58	$66.85
11.00%	$34.79	$40.93	$47.06	$53.20	$59.33	$65.47
12.00%	$33.89	$39.85	$45.81	$51.76	$57.72	$63.68
13.00%	$33.02	$38.81	$44.60	$50.38	$56.17	$61.96
14.00%	$32.18	$37.80	$43.43	$49.05	$54.68	$60.31
Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
      Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on December 31, 2005; (2) $231.75 million in cash and 4,938,206 shares of Compass common stock are issued in the merger; (3) earnings per share projections for TexasBanc are consistent with internal projections as discussed with management of TexasBanc and, with respect to Compass, earnings share projections are consistent with those published by I/B/E/S and reviewed with Compass’ management, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior management of Compass. The analysis indicated that for the year ending December 31, 2006, the merger would be slightly dilutive to the projected earnings per share of Compass and that at, December 31, 2005, the assumed closing date for the merger, dilutive to the tangible book value per share of Compass. Additionally, Sandler O’Neill noted that TexasBanc shareholders would own 3.7% of the combined company at closing.
      TexasBanc has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $4.64 million (based on the closing price of Compass stock on September 17, 2005), 25% of which was payable upon signing of the definitive agreement and the balance of which is contingent and payable upon completion of the merger. TexasBanc has also agreed to pay Sandler O’Neill fees of $150,000 for rendering its opinion, which will be credited against the portion of the transaction fee payable upon completion of the merger. TexasBanc has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.
      Sandler O’Neill has in the past provided certain other investment banking services to TexasBanc and has received compensation for such services. Sandler O’Neill also has provided certain investment banking services to Compass in the past and has received compensation for such services and may provide, and receive compensation for, such services in the future, including during the period before the closing of the merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to TexasBanc and Compass and their respective affiliates and may actively trade the debt or equity securities of TexasBanc and Compass and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Accounting Treatment
      Compass will account for the merger as a purchase. Compass will make a determination of the fair value of TexasBanc’s assets and assumed liabilities in order to allocate the purchase price of the assets acquired and liabilities assumed. To the extent that the total purchase price exceeds the fair value of the assets acquired and liabilities assumed, Compass may record goodwill. After the merger, Compass will include the results of TexasBanc’s operations in its consolidated results of operations.
Material Federal Income Tax Consequences of the Merger
      The following is a summary of the material anticipated United States federal income tax consequences of the merger to a U.S. holder of TexasBanc common stock that surrenders shares of TexasBanc common stock for shares of Compass common stock or cash in the merger. This summary does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. The summary is based on the Code, United States Treasury regulations, administrative rulings and court decisions in effect as of the date of this proxy statement/ prospectus, all of which are subject to change or differing interpretations (possibly with retroactive effect), and any such change or differing interpretation could affect the continuing validity of this discussion.
      For purposes of this summary, the term “U.S. holder” means, a beneficial owner of TexasBanc common stock that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or of any state or the District of Columbia;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to continue to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.
      If a partnership (including for this purpose any other entity treated as a partnership for United States federal income tax purposes) holds TexasBanc common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If a U.S. holder is a partner in a partnership holding TexasBanc common stock, such holder should consult its tax advisor.
      This discussion only addresses TexasBanc’s shareholders that hold their shares of TexasBanc common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not address all aspects of United States federal income taxation that may be relevant to a TexasBanc shareholder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under United States federal income tax laws (including, for example, tax-exempt organizations, mutual funds, a trader in securities who elects to apply a mark to market method of accounting, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons that hold their TexasBanc common stock as part of a hedge, straddle, constructive sale or conversion transaction, an S corporation, partnership or other pass through entity (or an investor in an S corporation, partnership of other pass through entity), holders subject to the alternative minimum tax provisions of the Code, holders whose functional currency is not the U.S. dollar, holders that exercise appraisal rights, or holders who acquired their TexasBanc common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation). In addition, no information is provided in this proxy statement/ prospectus with respect to the tax consequences of the merger under applicable state, local or non-United States laws or United States tax laws other than United States federal income tax laws. No ruling has been requested from the IRS regarding the United States federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
      HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF

UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.
      The merger is intended to qualify as a reorganization under Section 368(a) of the Code for United States federal income tax purposes. It is a condition to each party’s obligation to consummate the merger that it receive an opinion from its tax counsel, dated as of the closing date of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.
      These opinions will be based on representation letters provided by TexasBanc and Compass and on customary factual assumptions. If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a reorganization within the meaning of Section 368(a) of the Code will depend upon the facts and law existing at the effective time of the proposed merger. The opinions are not binding on the IRS or any court and do not preclude the IRS from asserting, or a court from sustaining, a contrary conclusion.
      Assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, TexasBanc and Compass will not recognize any gain or loss for United States federal income tax purposes as a result of the merger. Assuming the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the material United States federal income tax consequences of the merger to U.S. holders of TexasBanc common stock are, in general, as follows:

Exchange of TexasBanc Common Stock Solely for Compass Common Stock.
      A TexasBanc shareholder that exchanges all of its shares of TexasBanc common stock solely for Compass common stock in the merger will not recognize any gain or loss (except with respect to cash received instead of fractional shares of Compass common stock, as discussed below). The aggregate tax basis of the shares of Compass common stock received in the merger (including any fractional shares deemed received and exchanged for cash as described below) will be equal to the aggregate tax basis in the shares of TexasBanc common stock surrendered in exchange for the Compass common stock, and an exchanging TexasBanc shareholder’s holding period in the Compass common stock received in the merger (including any fractional shares deemed received and exchanged for cash as described below) will include the holding period of the shares of TexasBanc common stock surrendered in exchange for the Compass common stock.

Exchange of TexasBanc Common Stock Solely for Cash.
      A TexasBanc shareholder that exchanges all of its shares of TexasBanc common stock solely for cash in the merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the holder’s tax basis in the TexasBanc common stock surrendered. The capital gain or loss recognized will be long-term capital gain or loss if, as of the effective date of the merger, the holder’s holding period for the TexasBanc common stock surrendered exceeds one year. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns Compass common stock after the merger, the cash received could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code (as described below), in which case such holder may have dividend income up to the amount of the cash received. In such cases, holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.

Exchange of TexasBanc Common Stock for Compass Common Stock and Cash.
      A TexasBanc shareholder that receives a combination of Compass common stock and cash in exchange for all of its shares of TexasBanc common stock will recognize gain (but not loss) in an amount equal to the lesser of (i) the sum of the amount of cash and the fair market value of the Compass common stock received in the merger minus the shareholder’s aggregate tax basis in its TexasBanc common stock surrendered and (ii) the amount of cash the shareholder receives in the merger (other than cash received instead of fractional shares of Compass common stock).

      A TexasBanc shareholder’s aggregate tax basis in the Compass common stock received in the merger (including any fractional shares deemed received and exchanged for cash as described below) will be equal to the shareholder’s aggregate tax basis in its TexasBanc common stock surrendered, decreased by the amount of any cash received (other than cash received instead of fractional shares of Compass common stock) and increased by the amount of any gain recognized (other than gain recognized with respect to cash received instead of fractional shares of Compass common stock). A TexasBanc shareholder’s holding period for Compass common stock received in the merger (including any fractional shares deemed received and exchanged for cash) will include the holding period of the TexasBanc common stock surrendered in the merger.

Possible Treatment of Cash as a Dividend.
      Any gain recognized in the exchange will be capital gain unless the TexasBanc shareholder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as dividends to the extent of the holder’s ratable share of accumulated earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether an TexasBanc shareholder’s receipt of cash has the effect of a distribution of a dividend, the TexasBanc shareholder will be treated as if it first exchanged all of its TexasBanc common stock solely in exchange for Compass common stock and then Compass immediately redeemed a portion of that stock for the cash that the holder actually received in the merger. Receipt of cash will generally not have the effect of a distribution of a dividend of the TexasBanc shareholder if such receipt is, with respect to the TexasBanc shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. In determining the interest of a shareholder in a corporation, certain constructive ownership rules must be taken into account. Any capital gain will be long-term if the TexasBanc shareholder’s holding period for its TexasBanc common stock is more than one year as of the date of the exchange.

Cash in Lieu of Fractional Shares.
      A holder of TexasBanc common stock who receives cash in lieu of a fractional share of Compass common stock generally will be treated as having received such fractional share in the merger and then as having received cash in exchange for such fractional share. As a result, assuming that the redemption of a fractional share of TexasBanc common stock is treated as a sale or exchange and not as a dividend, gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of Compass common stock and such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such share is greater than one year.

Backup Withholding and Information Reporting.
      In general, a non-corporate TexasBanc shareholder receiving cash in the merger may be subject to information reporting to the IRS. In addition, backup withholding at the applicable rate (currently 28%) may apply to cash payments received unless the exchanging TexasBanc shareholder either provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding (generally on a substitute IRS Form W-9) or otherwise establishes an exemption to the satisfaction of Compass and the exchange agent. Any amount withheld as backup withholding from payments to an exchanging TexasBanc shareholder will be allowed by the IRS as a refund or credit against the TexasBanc shareholder’s federal income tax liability if the shareholder timely furnishes the required information to the IRS. TexasBanc shareholders should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for establishing an exemption.

Reporting Requirements.
      A TexasBanc shareholder who receives Compass common stock as a result of the merger will generally be required to retain records pertaining to the merger and will be required to file with such shareholder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.
      The preceding summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Holders are urged to consult their own tax advisers as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other applicable tax laws and the effect of any proposed changes in such tax laws.
Governmental and Regulatory Approvals
      Completion of the merger is subject to prior receipt of all required approvals and consents by all applicable federal and state regulatory authorities. Compass and TexasBanc have agreed to cooperate and use all reasonable best efforts to obtain all permits, consents, approvals and authorizations from any governmental or regulatory authority necessary to consummate the transactions contemplated by the agreement and plan of merger as promptly as practicable.
      The approval of the Federal Reserve under the Bank Holding Company Act is generally required for the indirect acquisition of a bank under Section 3 of the Bank Holding Company Act. Section 3 requires the Federal Reserve, when considering a transaction such as this one, to take into consideration the financial and managerial resources of the companies and the banks concerned, including the competence, experience and integrity of its officers, directors and principal shareholders, the future prospects of the companies and banks concerned, their compliance with laws intended to detect and combat money laundering, and the effect of the transaction on the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Federal Reserve will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction and of the resulting institutions. The Federal Reserve, in turn, is required to provide notice to the Texas Department of Banking, the regulator of TexasBanc’s sole bank subsidiary, TexasBank.
      The Bank Holding Company Act prohibits the Federal Reserve from approving a merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States or its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other respect result in a restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the merger are clearly outweighed by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.
      In addition, under the Community Reinvestment Act, the Federal Reserve must take into account the record of performance of the depository institution subsidiaries of Compass and TexasBanc in meeting the credit needs of the communities served by such institutions, including low- and moderate-income neighborhoods.
      The merger may not be completed until the 30th day, or, with the consent of the relevant agencies, the 15th day, after the date of Federal Reserve approval, during which period the United States Department of Justice may comment adversely on the merger or challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve approval unless a court specifically orders otherwise.

Status of Applications and Notices.
      Compass and TexasBanc have either filed or intend to complete the filing promptly after the date of this proxy statement/ prospectus of all required applications and notices with applicable regulatory authorities in connection with the merger by the date of this proxy statement/ prospectus. There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial conditions, results of operations or business of TexasBanc or Compass after completion of the merger. If any such condition or requirement is imposed, either Compass or TexasBanc may elect not to consummate the merger. See “The Agreement and Plan of Merger — Conditions to the Completion of the Merger” beginning on page 59.
Procedures for Making Elections
      Before the completion of the merger until one year after the effective time of the merger, Compass will make available on a timely basis or cause to made available to an exchange agent agreed upon by Compass and TexasBanc, which we refer to as the “exchange agent”, (1) certificates or, at Compass’ option, evidence of shares in book-entry form, representing the shares of Compass common stock to be issued under the agreement and plan of merger and (2) cash payable as part of the cash portion of the merger consideration and instead of any fractional shares of Compass common stock to be issued under the agreement and plan of merger. Promptly after the effective time of the merger, the exchange agent will exchange certificates representing shares of TexasBanc common stock for the merger consideration. No interest will accrue or be paid with respect to any property to be delivered upon surrender of TexasBanc stock certificates.
      If any Compass stock certificate is to be issued, or cash payment made, in a name other than that in which the TexasBanc stock certificate surrendered in exchange for the merger consideration is registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new Compass certificate or the payment of the cash consideration in a name other than that of the registered holder of the TexasBanc stock certificate surrendered, or must establish to the satisfaction of Compass and the exchange agent that any such taxes have been paid or are not applicable.

Election Form.
      The agreement and plan of merger provides that the cash or stock elections will be made on a form mutually agreed upon by Compass and TexasBanc. The exchange agent will mail or deliver to each holder of record of TexasBanc common stock, at the same time TexasBanc shareholders are mailed this proxy statement/ prospectus, the election form and customary transmittal materials containing instructions for use in effecting the surrender of TexasBanc stock certificates in exchange for the merger consideration. TexasBanc and Compass have agreed to mail the election form and transmittal materials to each holder of record of TexasBanc common stock as of December 30, 2005, the record date.

Election Deadline; Submission of Election Materials.
      To be effective, election forms must be properly completed, signed and actually received by the exchange agent not later than 5:00 p.m., New York time, on February 15, 2006, the day immediately before the special meeting of TexasBanc shareholders.
      An election form will be properly completed only if accompanied by certificates representing all shares of TexasBanc common stock covered by the election form.
      Generally, an election may be revoked, but only by written notice received by the exchange agent before the election deadline. If an election is revoked and any certificates have been transmitted to the exchange agent, the exchange agent will, upon written request, return those certificates to the shareholder who submitted them.
      Shares of TexasBanc common stock as to which the holder has not made a valid election before the election deadline, including as a result of revocation, will be treated as no election shares.

Dividends and Distributions.
      No dividends or other distributions with a record date after the effective time will be paid. When duly surrendered, Compass will pay, without interest, any unpaid dividends or other distributions declared before the effective time but not paid. After the effective time, there will be no transfers on the stock transfer books of TexasBanc of any shares of TexasBanc common stock. If certificates representing shares of TexasBanc common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of TexasBanc common stock represented by that certificate have been converted.

Withholding.
      The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any TexasBanc shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom the amounts were withheld.

No Fractional Shares Will Be Issued.
      Compass will not issue fractional shares of Compass common stock in the merger. There will be no dividends or voting rights with respect to any fractional common shares. For each fractional share of common stock that would otherwise be issued, Compass will pay cash in an amount equal to the fraction of a whole share that would otherwise have been issued, multiplied by the average closing sale prices of one share of Compass common stock for the ten consecutive trading days on the NASDAQ immediately proceeding the completion of the merger. No interest will be paid or accrued on the cash paid for fractional shares.

Lost, Stolen or Destroyed TexasBanc Stock Certificates.
      If you have lost a certificate representing TexasBanc common stock, or it has been stolen or destroyed, Compass will issue to you the common stock or cash payable under the agreement and plan of merger if you submit an affidavit of that fact and post a bond in such reasonable amount as Compass or the exchange agent may direct to protect against any claim that may be made against Compass about ownership of the lost, stolen or destroyed certificate.

INTERESTS OF CERTAIN PERSONS IN THE MERGER
      Certain of TexasBanc’s directors and executive officers may have interests in the merger that are different from, or in addition to, their interests as shareholders of TexasBanc. TexasBanc’s board of directors was aware of these interests and took them into account at the time they approved the agreement and plan of merger.
Employment Agreements
      As an inducement and condition to Compass’ willingness to enter into the agreement and plan of merger, each of Vernon W. Bryant, Jr. (who serves as President and a director of TexasBanc, and President, Chief Executive Officer and a director of TexasBank), William H. Adams, III (who serves as Fort Worth Regional President of TexasBank), Bruce H. McNeil (who serves as Ridgmar Regional President of TexasBank), Damon S. “Stan” O’Neil (who serves as Northeast Regional President of TexasBank), and Wayne W. “Wade” Wallace (who serves as Parker County and Denton Regional President of TexasBank) entered into employment agreements with Compass Bank, an Alabama banking corporation and wholly-owned subsidiary of Compass, which become effective at the effective time of the merger and continue in effect for two years thereafter (three years in the case of Mr. Bryant).
      Under the employment agreements, following completion of the merger, each of the executives will serve as a Regional President of a designated geographic area of Compass Bank. The minimum base salary under the respective employment agreements is $345,000 for Mr. Bryant, $190,000 for Mr. Adams, $180,000 for Mr. McNeil, $210,000 for Mr. O’Neil and $200,000 for Mr. Wallace. Each executive’s base salary is subject to annual review and may be increased. Additionally, each executive is entitled to an annual cash bonus based on the achievement of pre-established performance goals, with a target annual bonus of not less than 100% of his annual base salary for Mr. Bryant, 40% of their respective annual base salaries for Messrs. Adams and McNeil, and 50% of their respective annual base salaries for Messrs. O’Neil and Wallace. The executives are guaranteed an annual bonus in 2006 which will not be less than $285,000 for Mr. Bryant, $38,000 for Mr. Adams, $36,000 for Mr. McNeil, $52,500 for Mr. O’Neil and $85,000 for Mr. Wallace.
      Under the employment agreements, each executive also will receive an initial restricted stock award which will vest in full on the third anniversary of the date of grant, subject to the executive’s continued employment with Compass Bank through the vesting date, except that these awards will fully vest if the executive is terminated by Compass Bank without cause (as defined in the employment agreement) or upon the occurrence of a change of control of Compass. The value of each executive’s initial restricted stock award will be equal to his minimum annual base salary. Each executive will also be eligible for an annual stock option grant, at the time and on the terms and conditions as determined by Compass’ Compensation Committee.
      Further, subject to the executive’s continued employment on the date of grant of annual awards in respect to Compass Bank’s 2006 fiscal year, the executive will be granted a stock option to acquire the following number of shares of Compass common stock: Messrs. Bryant and O’Neil — 7,500 shares, Messrs. McNeil and Wallace — 7,000 shares and Mr. Adams — 6,500 shares. These options will vest in full on the third anniversary date of the date of grant, subject to the executive’s continued employment with Compass Bank through the vesting date, except that these awards will fully vest if the executive is terminated by Compass Bank without cause or upon the occurrence of a change of control of Compass.
      The executives will also receive the benefits that are generally made available to employees of equal grade and base salary on the same basis as Compass Bank makes the benefits available to its other employees, including participation in Compass Bancshares, Inc. SmartInvestor Retirement Plan and non-qualified deferred compensation plan. In addition, Compass Bank will pay country club membership fees and monthly dues for each executive as well as provide a $500 monthly automobile allowance.
      Each employment agreement also provides that upon termination of employment by Compass Bank other than for cause or disability or by the executive for good reason (as defined in the employment agreement), such executive will receive his annual base salary for the longer of (1) the remainder of the employment period or (2) six months from the termination date. Each executive is also subject to certain non-competition and non-solicitation covenants while employed and for a specified period thereafter. The employment agreements provide that payments under the agreement will not be made if they could reasonably be expected to be parachute payments under Section 280G of the Code, and as such, TexasBanc is seeking shareholder approval for purposes of Section 280G of these employment agreements. See “Proposal 2 — Approval of 280G Payments” beginning on page 72 of this proxy statement/ prospectus.
Treatment of TexasBanc Stock Options
      Certain executive officers have options to purchase shares of TexasBanc common stock. The table under “— Benefits Table” sets forth each of the executive officers who have such options and the number of options each executive officer has been awarded. Under the TexasBanc stock option plan, TexasBanc may, in its discretion, accelerate the vesting of any unvested TexasBanc stock option, thus allowing the option holders (including the executives) to exercise stock options which would otherwise be unvested, as well as previously vested stock options, for shares of TexasBanc common stock. TexasBanc presently intends to accelerate the vesting of any unvested TexasBanc stock options prior to the shareholder meeting such that holders of TexasBanc options will be able to exercise those options and make an election with respect to the shares of TexasBanc common stock that they receive. The merger agreement permits TexasBanc to accelerate the vesting of the TexasBanc stock options 15 days before the closing of the merger, which TexasBanc believes will be prior to the shareholder meeting. If it is reasonably likely that prior to the shareholders meeting it appears that the closing of the merger will not be consummated within 15 days of the shareholder meeting, Compass intends to permit TexasBanc to accelerate the vesting of the unvested TexasBanc stock options on a sooner date such that in all cases the holders of the TexasBanc options will be able to exercise those options prior to the deadline for making an election.
      Under the agreement and plan of merger, before the effective time of the merger, TexasBanc must require that all such stock options that have been granted under the TexasBanc stock option plan (including previously unvested stock options which have had their vesting accelerated as described above) either be exercised or cancelled. An optionee may, to the extent permitted in his or her option award agreement, pay the exercise price of an option by surrendering the appropriate number of shares of TexasBanc common stock owned by the optionee (including shares of TexasBanc acquired upon the exercise of a vested option). Upon exercise of an option, TexasBanc will pay to each optionee a “capital gain gross up payment”. The amount of this capital gain gross up payment is intended to reimburse the optionee for any federal income taxes that the optionee has to pay in excess of the federal long-term capital gains tax rate as a result of exercising an option. The amount of a capital gain gross up payment will be credited first to the optionee’s withholding obligations on the option exercise, then to the exercise price of the acquired shares, and, finally, any remaining amount of the capital gain gross up payment that is left will be paid to the optionee in cash.
      Regardless of the number of shares issued as a result of the exercise of TexasBanc stock options, in no event will Compass issue more than 4,938,206 shares of Compass common stock or pay more than $231.75 million in cash in merger consideration. If there are more than 2,264 shares issued as a result of the exercise of TexasBanc stock options the consideration payable to each shareholder will be proportionately reduced if necessary to give effect to the foregoing limits. As of the date of this proxy statement/ prospectus, there were outstanding options to acquire 3,600 shares of TexasBanc common stock. All of the TexasBanc stock options had exercise prices below the value of the merger consideration as of the date of this proxy statement/ prospectus. Because TexasBanc option holders can pay the exercise price of their TexasBanc stock options either in cash or by surrendering shares of TexasBanc common stock, the exact number of shares of TexasBanc common stock to be issued as a result of the exercise of TexasBanc stock options will not be known until immediately before the closing of the merger.
Change in Control Payments
      TexasBanc and Compass have agreed that the completion of the merger will constitute a “change in control” under the change in control agreements with certain executive officers as set forth in the table under “— Benefits Table”. In full satisfaction of TexasBanc’s obligations under those agreements, immediately before the completion of the merger, each executive officer will receive their respective amounts, including those amounts set forth as “change in control payments” in the table under “— Benefits Table”. In connection with their receipt of such change in control payments, Messrs. Adams, Bryant, McNeil, O’Neil and Wallace, who are sometimes collectively referred to in this proxy statement/ prospectus as the “five executive officers”, will be required to sign and deliver to Compass a release of claims in favor of TexasBanc, Compass and their respective affiliates.
Special Bonus Payments
      At the time the merger is completed, each of Messrs. Adams, Bryant, McNeil, O’Neil and Wallace will receive a special bonus payment in the amount of $1,000,000, $2,500,000, $1,000,000, $1,250,000, and $750,000, respectively. In connection with their receipt of such special bonus payments, Messrs. Adams, Bryant, McNeil, O’Neil and Wallace will be required to sign and deliver to Compass a release of claims in favor of TexasBanc, Compass and their respective affiliates.
Stay Pay Agreements
      Each of the executive officers of TexasBanc have been provided stay pay agreements as an inducement for them to maintain their employment with TexasBank until the closing date of the merger or, in certain cases, until certain data conversion and implementation processes are complete after the merger. We refer to this period as the “stay period”. The table under “— Benefits Table” lists the amounts that each executive officer is entitled to receive under his or her respective stay pay agreement. Generally, the payment is to be made in a lump-sum at the end of the stay period, except Charles P. “Pat” Hamilton (who serves as Weatherford Banking Center President of TexasBank) and Lee Ann Capel (who serves as Chief Administration Officer and Executive Vice President of TexasBank) are to receive partial payments of $67,500 (25% of his stay pay amount) and $180,000 (50% of her stay pay amount), respectively, as of December 31, 2005, with the remaining balance to be paid when the merger is completed.
Salary Continuation Agreement
      Messrs. Bryant and Hamilton, and Roy Glenn Wright (who serves as Chief Lending Officer of TexasBank), previously entered into salary continuation agreements pursuant to which they each will receive payments of certain amounts upon the occurrence of certain events, including retirement, death, disability, termination of employment, or certain terminations of employment following a change of control of TexasBanc. The table under “— Benefits Table” lists the accelerated portion of the salary continuation pay that each of these executives will be entitled to receive under his respective salary continuation agreement upon termination of employment following a change of control as a result of the merger.
      The arrangements described above generally provide that the payments made under those arrangements will be reduced to the extent necessary to avoid the imposition of the excise tax under Section 4999 of the Code and the loss of deductibility under Section 280G of the Code. However, by this proxy statement/ prospectus, TexasBanc is seeking shareholder approval under Section 280G of the Code of the payments to be made under these arrangements, and if such shareholder approval is obtained, the payments will not be reduced. See “Proposal 2 — Approval of 280G Payments” beginning on page 72 of this proxy statement/ prospectus.
TexasBank Nonqualified Senior Management Deferred Compensation Plan
      TexasBanc maintains the TexasBank Nonqualified Senior Management Deferred Compensation Plan, or Deferred Compensation Plan, which for tax purposes is an unfunded and nonqualified plan, for the benefit of certain employees of TexasBanc or its subsidiaries who are in management or who are highly compensated employees. The Deferred Compensation Plan provides the participating employees with the ability to defer the receipt of certain portions of their income received from TexasBanc (or the applicable participating subsidiary) and to receive credit for earnings on those amounts while deferred. TexasBanc (or the applicable participating subsidiary) may also make certain discretionary contributions, including a discretionary matching contribution, to the Deferred Compensation Plan on behalf of participating employees each year.

Participants are 100% vested in their own contributions; however, discretionary contributions (and earnings thereon) made by TexasBanc (or the applicable participating subsidiary) are subject to a 5-year “cliff” vesting requirement (i.e., the employee is 0% vested in such amount and not entitled to such contributions or earnings on those amounts until 5 years after the contribution is made). However, upon a change of control, participants become vested in discretionary contributions and earnings on a 1 to 5 year “graded” vested schedule as follows:

Time Elapsed Following Crediting of Discretionary Contribution	Vested Percentage

Less Than 1 Year	0%
1 year or more, but less than 2 years	20%
2 year or more, but less than 3 years	40%
3 year or more, but less than 4 years	60%
4 year or more, but less than 5 years	80%
5 years or more	100%
      Therefore, to the extent that an employee participating in the Deferred Compensation Plan is not fully vested upon a change of control, the employee will receive accelerated vesting in the applicable percentage of his or her discretionary contributions and earnings with which the employee has been credited. Additionally, upon a change of control, TexasBanc’s Chairman of the Board immediately before the change of control has the right to appoint an independent third party to administer the Deferred Compensation Plan. The table under “— Benefits Table” below lists the directors and executive officers who have an interest in the Deferred Compensation Plan and the amount of the discretionary contribution that will vest as a result of the merger.
Severance Pay
      Under TexasBank’s severance pay policy, an employee of TexasBank (including employees of TexasBank who are executive officers of TexasBanc) will be eligible for severance pay if the employee’s employment is terminated, including a termination related to the merger, due to reduction in TexasBank’s work force or an elimination of the position. Two weeks severance pay will be granted for each year of service with TexasBank (severance pay will be prorated for partial years), up to a maximum of 26 weeks, in addition to all accrued and unused vacation. The table under “— Benefits Table” below lists the amounts of severance pay under this policy that the executive officers will receive in the event of a qualifying termination of employment, although the five executive officers waived their rights to severance under this policy pursuant to the terms of the new employment agreements with Compass.

Benefits Table
      The table below provides the value of the indicated benefits* that may be received with respect to each applicable director or executive officer of TexasBanc.

							Accelerated	Accelerated
							Portion of	Portion of
	TexasBanc					Change in	Deferred	Salary
	Stock	Option		Special Bonus	Severance	Control	Compensation	Continuation
Name	Options	Gross-Up	Stay Pay	Payment	Pay(1)	Payment	Plan Pay	Pay

William H. Adams, III	250	$14,747	$360,000	$1,000,000	$32,548	$180,000	$20,000	$0
Joe N. Barnhart	0	$0	$65,000	$0	$47,562	$0	$1,000	$0
Vernon W. Bryant, Jr.(2)	450	$29,493	$1,000,000	$2,500,000	$162,500	$510,000	$0	$139,511
Lee Ann Capel	300	$0	$360,000	$0	$69,231	$180,000	$20,000	$0
Charles E. Cox	200	$0	$174,000	$0	$39,952	$174,000	$11,000	$0
William P. Cranz	0	$0	$154,000	$0	$52,886	$0	$1,000	$0
Lisanne Davidson	0	$0	$152,000	$0	$21,126	$0	$1,000	$0
William D. Gray	0	$0	$300,000	$0	$11,349	$0	$1,000	$0
Charles P. “Pat” Hamilton	0	$0	$270,000	$0	$67,500	$0	$0	$27,590
Robert R. Hampton	0	$0	$65,775	$0	$32,123	$0	$0	$0
Bill F. Knight	0	$0	$0	$0	$105,000	$0	$0	$0
Bruce H. McNeil	250	$14,747	$340,000	$1,000,000	$56,750	$170,000	$11,000	$0
Glenn T. Monroe	125	$36,572	$85,000	$0	$14,438	$255,000	$0	$0
Damon S. “Stan” O’Neil	400	$14,747	$400,000	$1,250,000	$64,215	$200,000	$20,000	$0
James C. Parks, Jr.	250	$0	$131,250	$0	$30,058	$175,000	$0	$0
Wayne W. “Wade” Wallace	250	$66,383	$380,000	$750,000	$40,563	$190,000	$20,000	$0
Roy Glenn Wright	150	$0	$200,000	$0	$80,000	$0	$0	$24,677

*	Benefit calculations are based on the assumption that the merger will become effective as of February 17, 2006 and the stock options will be exercised on that date.

(1)	Based on current salaries as of the date of this proxy statement/ prospectus.

(2)	Mr. Bryant’s change in control payment is payable pursuant to his salary continuation agreement and is in addition to his salary continuation pay.
      Compass and TexasBanc have agreed that, to the extent requested by Compass, certain of the arrangements described above, including the Deferred Compensation Plan and the Salary Continuation Agreements, will be terminated and the amounts payable thereunder distributed prior to the effective time of the merger and as early as December 31, 2005.
License Agreement
      TexasBank, a Texas banking association with its home office in Fort Worth, Texas and a wholly-owned indirect subsidiary of TexasBanc, and Texas Bank, a Texas banking association with its home office in Brownwood, Texas, entered into a license agreement providing Brownwood with the limited, royalty-free, exclusive license to use the name TexasBank and certain related trademarks of TexasBank in a limited geographical area for a period of 10 years after the effective time of the merger. The geographic area includes the cities of Brownwood, Texas, Bangs, Texas, Dublin, Texas, Stephenville, Texas and within a 75 mile radius of each of those cities, but specifically excludes Bell County, Collin County, Dallas County, Denton County, Hood County, McLennan County, Parker County and Tarrant County. If during the term of the license agreement, TexasBank receives a stand alone offer by a third person to acquire the related trademarks, Brownwood will have the right of first and last refusal to acquire the same rights or assets on the same terms and conditions as offered by the third party.

      Bill Knight, Chairman of the Board of TexasBanc, serves as a director of Brownwood, and Mr. Knight, together with Dorothy Doss, a director of TexasBanc, beneficially own approximately 68% of the outstanding common stock of Brownwood.
Director and Officers Indemnification and Insurance
      After completion of the merger, the surviving corporation will indemnify and hold harmless the directors and officers of TexasBanc for all actions or omissions taken by them before the completion of the merger, to the same extent as TexasBanc currently provides for indemnification of its officers and directors. In addition, for a period of six years after completion of the merger, Compass will maintain directors and officers liability insurance for the directors and officers of TexasBanc with respect to claims arising from facts or events occurring before the completion of the merger; but Compass is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of TexasBanc’s current premium for such insurance.
Compass
      No director or executive officer of Compass has any material direct or indirect financial interest in TexasBanc or the merger, except as a director, executive officer or shareholder of Compass or its subsidiaries.

THE AGREEMENT AND PLAN OF MERGER
      The following describes the material provisions of the agreement and plan of merger. We urge you to read the Agreement and Plan of Merger, which is attached as Appendix A and incorporated by reference in this document, carefully and in its entirety. The description of the agreement and plan of merger in this proxy statement/ prospectus has been included to provide you with information regarding its terms. The agreement and plan of merger contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.
Structure
      The agreement and plan of merger provides that XYZ Acquisition Corp., a wholly-owned subsidiary of Compass, which we refer to as “Merger Sub” will merge with and into TexasBanc and TexasBanc will be the surviving entity. Immediately subsequent to the merger, TexasBanc will be merged with and into Compass.
      Compass has the right to change the structure of the merger, as long as:

•	the consideration to be paid to TexasBanc’s shareholders under the agreement and plan of merger is not changed in kind or in amount;

•	the modification does not adversely affect the tax consequences to TexasBanc’s shareholders

•	the revised structure is reasonably capable of completion without delay in relation to the structure described above; and

•	the modification does not otherwise cause any of the conditions to the merger to not be capable of being fulfilled (unless waived by the party entitled to the benefit of that condition).
Effective Time
      Compass and TexasBanc expect the closing date for the merger will be no later than the third business day after the satisfaction or waiver of all conditions to completion contained in the agreement and plan of merger. We will seek to complete the merger in the first quarter of 2006 unless we mutually agree otherwise. However, we cannot assure you when, or if, all of the conditions to completion of the merger will be satisfied or waived. Completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, Compass and TexasBanc will be able to obtain the required approvals or complete the merger. See “— Conditions to Completion of the Merger” beginning on page 59 of this proxy statement/ prospectus. If the merger is not completed on or before June 1, 2006, either Compass or TexasBanc may terminate the agreement and plan of merger, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the agreement and plan of merger to perform its covenants and agreements in the agreement and plan of merger. See “— Termination of the Agreement and Plan of Merger” beginning on page 61 of this proxy statement/ prospectus.
      The merger will be effective when we file articles of merger with the Texas Secretary of State and a certificate of merger with the Delaware Secretary of State, and certificates of merger are issued by the Texas Secretary of State and by the Delaware Secretary of State, or at such later time Compass and TexasBanc agree and specify in the articles of merger and certificate of merger.

Merger Consideration
      In connection with the merger, TexasBanc shareholders will have the right, with respect to each of their shares of TexasBanc common stock, to elect to receive merger consideration consisting of either cash or shares of Compass common stock, subject to proration and adjustment as described below. The aggregate value of the merger consideration will fluctuate with the market price of Compass common stock on the NASDAQ and will be determined in part based on the average of the closing prices of Compass common stock for the ten trading days ending on the day immediately before the completion date of the merger.
      The dollar value of the consideration that you will receive upon completion of the merger will be approximately the same as of the completion of the merger regardless of whether you make a cash election or a stock election.

      Set forth below is a table showing a hypothetical range of ten-day average closing prices for a share of Compass common stock and the corresponding consideration that TexasBanc shareholder would receive in a cash election, on the one hand, or in a stock election, on the other hand, under the merger consideration formula. As described below, regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock due to proration and adjustment. The proration and adjustment will be made with respect to whole shares and not any portion of a share. Based on the closing price of Compass common stock on the NASDAQ for the ten trading days ending January 12, 2006, the last practicable date before the printing of this proxy statement/ prospectus, the ten-day average price for a share of Compass common stock was $48.895. The table does not reflect that cash will be paid instead of fractional shares and assumes that 2,264 shares of TexasBanc common stock will be issued on exercise of outstanding TexasBanc stock options. In no event will Compass issue more than 4,938,206 shares of Compass common stock or pay more than $231.75 million in cash in merger consideration, including if there are more than 2,264 shares issued as a result of the exercise of TexasBanc’s stock options, and the consideration payable to each shareholder will be proportionately reduced if necessary to give effect to these limits.
Total Merger Consideration

		Number of Shares of
Hypothetical Ten-Day	Cash Consideration	Compass Common	Market Value of
Average Closing Sales	per Share of	Stock per Share of	Stock Consideration
Price for Compass	TexasBanc	TexasBanc Common	of TexasBanc
Common Stock	Common Stock	Stock	Common Stock*

$35.00	2,187.42	62.4978	2,187.42
36.00	2,214.12	61.5034	2,214.12
37.00	2,240.82	60.5628	2,240.82
38.00	2,267.52	59.6716	2,267.52
39.00	2,294.22	58.8261	2,294.22
40.00	2,320.92	58.0230	2,320.92
41.00	2,347.62	57.2589	2,347.62
42.00	2,374.32	56.5313	2,374.32
43.00	2,401.01	55.8376	2,401.01
44.00	2,427.71	55.1753	2,427.71
45.00	2,454.41	54.5425	2,454.41
46.00	2,481.11	53.9372	2,481.11
47.00	2,507.81	53.3576	2,507.81
48.00	2,534.51	52.8022	2,534.51
49.00	2,561.21	52.2695	2,561.21
50.00	2,587.91	51.7581	2,587.91
51.00	2,614.60	51.2667	2,614.60
52.00	2,641.30	50.7943	2,641.30
53.00	2,668.00	50.3396	2,668.00
54.00	2,694.70	49.9018	2,694.70
55.00	2,721.40	49.4800	2,721.40

*	Based on the hypothetical ten-day average closing price of Compass common stock.
      Elections must be received by the exchange agent by 5:00 p.m., New York time, on February 15, 2006, the day before the special meeting. TexasBanc’s shareholders must specify either a cash election or stock election for each whole share of TexasBanc common stock. TexasBanc’s shareholders may, however, specify a different election with respect to different whole shares held by them (for example, a shareholder with 100 shares could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election.
      The agreement and plan of merger provides that each TexasBanc shareholder who makes a valid cash election for a share of TexasBanc common stock will have the right to receive, in exchange for each share so designated, an amount in cash equal to the “per share consideration” (determined as described in the next paragraph), subject to proration and adjustment as described below. We sometimes refer to this cash amount as the “cash consideration.” For example, based on the average of the closing prices of Compass common stock for the ten trading days ended January 12, 2006 and assuming that 2,264 shares of TexasBanc common stock are issued as a result of the exercise of TexasBanc stock options, the cash consideration was approximately $2,558.40 per shares of TexasBanc common stock. The aggregate amount of cash that Compass has agreed to pay to all TexasBanc shareholders (including in respect to shares issued on the exercise of options) in the merger is fixed at $231.75 million and, as a result, even if you make a cash election, you may nevertheless receive Compass common stock for some shares of TexasBanc common stock for which a cash election was made.
      The “per share consideration” is the amount, rounded to the nearest whole cent, obtained by adding (A) $1,252.97 and (B) the product, rounded to the nearest ten-thousandth, of 26.6987 times the “Compass share price.” The “Compass share price” is the average of the closing prices of Compass common stock on the NASDAQ for the ten trading days immediately preceding the closing date of the merger.

Stock Election.
      The agreement and plan of merger provides that each TexasBanc shareholder who makes a valid stock election for a share of TexasBanc common stock will have the right to receive, in exchange for each share so designated, a number of shares of Compass common stock equal to the “exchange ratio” (determined as described in the next paragraph), subject to proration and adjustment as described below. We sometimes refer to such number of shares of Compass common stock as the “stock consideration.” Based on the average of the closing prices of Compass common stock for the ten trading days ended January 12, 2006 and on the number of shares of TexasBanc common stock outstanding on January 12, 2006, and assuming that 2,264 shares of TexasBanc common stock are issued as a result of the exercise of TexasBanc stock options, the stock consideration would be approximately 52.3244 shares of Compass common stock per share of TexasBanc common stock. The total number of shares of Compass common stock that will be issued in the merger will be fixed at 4,938,206 and, as a result, even if you make a stock election, you may nevertheless receive cash for some shares of TexasBanc common stock for which a stock election was made.
      The “exchange ratio” is the quotient, rounded to the nearest one ten-thousandth, obtained by dividing the “per share consideration” (determined as described above) by the “Compass share price” (determined as described above).
      No fractional shares of Compass common stock will be issued to any holder of TexasBanc common stock upon completion of the merger. For each fractional share that would otherwise be issued, Compass will pay cash in an amount equal to the fraction multiplied by the Compass share price. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares.

No Election.
      TexasBanc shareholders who make no election to receive cash or shares of Compass common stock in the merger, whose elections are not received by the exchange agent by the election deadline, or whose forms of election are improperly completed or are not signed will be deemed not to have made an election. Shareholders deemed not to have made an election may be paid in cash, Compass common stock or a mix of cash and shares of Compass common stock depending on, and after giving effect to, using the adjustment described below, the number of valid cash elections and stock elections that have been made by other TexasBanc shareholders, and the number of shares held by TexasBanc shareholders who have perfected and not lost their right to dissenters’ rights of appraisal in accordance with the procedures and requirements of Articles 5.11, 5.12 and 5.13 of the TBCA. We sometimes refer to the shares held by such dissenting

TexasBanc shareholders as “dissenting shares.” See “The Agreement and Plan of Merger — Dissenters’ Rights” beginning on page 63 of this proxy statement/ prospectus.

Adjustment.
      The total number of shares of Compass common stock that will be issued in the merger is fixed at 4,938,206 shares and the cash that will be paid in the merger is fixed at $231.75 million. If there are more than 2,264 shares of TexasBanc common stock issued as a result of the exercise of TexasBanc stock options, the consideration payable to each shareholder will be proportionately reduced if necessary to give effect to these limits.
      The cash and stock elections are subject to proration and adjustment to preserve the limitations described above on the number of shares of Compass common stock and cash to be issued and paid in the merger. As a result, even if you make a cash election you may nevertheless receive stock consideration and if you make a stock election you may nevertheless receive cash consideration. The number of shares of TexasBanc common stock that will be converted into the right to receive cash consideration and the number of shares of TexasBanc common stock that will be converted into the right to receive stock consideration in the merger are also subject to proration to the extent necessary to enable TexasBanc’s and Compass’ respective tax counsel to render their opinions that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Adjustment if Cash Consideration is Oversubscribed.
      Stock may be issued to TexasBanc shareholders who make cash elections if the $231.75 million in cash is oversubscribed. The shares of TexasBanc common stock for which valid cash elections are made are referred to as the “cash election shares.” The number of shares of TexasBanc common stock that will be converted into the right to receive cash in the merger is equal to the quotient obtained by dividing (1) $231.75 million (less the product of the per share consideration multiplied by the number of dissenting shares) by (2) the per share consideration. For example, if the per share consideration were $2,500 and there are no dissenting shares, the number of shares of TexasBanc common stock that must be converted into the right to receive cash in the merger would be 92,700 ($231,750,000/ $2,500), regardless of whether TexasBanc shareholders have made cash elections with respect to a greater or lesser number of shares of TexasBanc common stock.
      If the number of cash election shares is greater than the number of shares of TexasBanc common stock that are to be converted into the right to receive cash in the merger, then the cash election is oversubscribed. If the cash election is oversubscribed:

•	a TexasBanc shareholder making a stock election, no election or an invalid election will receive the stock consideration for each share of TexasBanc common stock as to which he or she made a stock election, no election or an invalid election;

•	the exchange agent will select from the cash election shares, by a pro rata selection process, a sufficient number of shares of TexasBanc common stock to receive the “per share stock consideration” (determined as described below) in order for the aggregate cash amount to be paid in the merger to equal as closely as practicable $231.75 million. We sometimes refer to these shares as the “stock designated shares.” All stock designated shares will be converted in to the right to receive the per share stock consideration. The “per share stock consideration” is the number of shares of Compass common stock equal to the exchange ratio (determined as described above); and

•	the cash election shares that are not stock designated shares will be converted into the right to receive the cash consideration.
      The pro rata selection process used by the exchange agent will be mutually determined by Compass and TexasBanc.

Adjustment if the Cash Consideration is Undersubscribed.
      Cash may be paid to shareholders who make stock elections if the $231.75 million in cash is undersubscribed. If the number of cash election shares is less than the number of shares of TexasBanc common stock that are to be converted into the right to receive cash in the merger, the cash election is undersubscribed.
      If the cash election is undersubscribed, then

•	all TexasBanc shareholders making a cash election will receive the cash consideration for all shares of TexasBanc common stock as to which they made a cash election;

•	the exchange agent will first select from among the no election shares, by a random selection process, and then, if necessary, from among the stock election shares by a pro rata selection process, a sufficient number of shares to receive the per share cash consideration (determined as described below) in order for the aggregate cash amount that will be paid in the merger to equal as closely as practicable $231.75 million. We sometimes refer to these shares as the “cash designated shares.” All cash designated shares will be converted into the right to receive the per share cash consideration. The “per share cash consideration” is the amount in cash, without interest, equal to the per share consideration (determined as described above); and

•	The stock election shares and the no election shares that are not cash designated shares will be converted into the right to receive the per share stock consideration.
      The pro rata selection process used by the exchange agent will be mutually determined by Compass and TexasBanc.

Adjustment if the Cash Consideration is Sufficiently Subscribed.
      If the number of cash election shares is equal or nearly equal to the number of shares of TexasBanc common stock that must be converted into the right to receive cash in the merger, the cash election is sufficiently subscribed. If the cash election is sufficiently subscribed, then:

•	a TexasBanc shareholder making a cash election will receive the cash consideration for each share of TexasBanc common stock as to which he or she made a cash election;

•	a TexasBanc shareholder making a stock election will receive the stock consideration for each share of TexasBanc common stock as to which he or she made a stock election; and

•	a TexasBanc shareholder who made no election or who did not make a valid election with respect to any of his or her shares will receive the stock consideration for each share of TexasBanc common stock for which he or she made no election or did not make a valid election.
Conversion of Shares
      The conversion of TexasBanc common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. See “Proposal 1. Approval of the Agreement and Plan of Merger — The Merger — Procedures for Making Elections” beginning on page 42 of this proxy statement/ prospectus.
      For a description of Compass common stock and a description of the differences between the rights of TexasBanc shareholders and Compass shareholders, see “Description of Compass Capital Stock” beginning on page 85 and “Comparison of Shareholder Rights” beginning on page 86.
Dissenting Shares
      Shares held by TexasBanc shareholders who have perfected and not lost their right to dissenters’ rights of appraisal in accordance with the procedures and requirements of Articles 5.11, 5.12 and 5.13 of the TBCA will not be converted into the right to receive either the cash consideration or stock consideration, and such shareholders will be entitled only to the rights granted by Articles 5.11, 5.12 and 5.13 of the TBCA. If any such shareholder withdraws or loses his or her right to dissent under the TBCA at or before the effective time of the merger, the shares held by such TexasBanc shareholder will be treated as no election shares and converted into the right to receive the cash consideration, the stock consideration or a mix of cash and stock consideration. See “The Agreement and Plan of Merger — Dissenters’ Rights” beginning on page 63 of this proxy statement/ prospectus and Appendix D attached to this proxy statement/ prospectus.
Conduct of TexasBanc Business Pending the Merger
      TexasBanc has agreed that, except as expressly contemplated by the agreement and plan of merger or as disclosed before the signing of the agreement and plan of merger, it will not, and will not agree to, without Compass’ consent:

•	conduct its business other than in the ordinary and usual course and consistent with past practice;

•	enter into any new material line of business or change its material lending, investment, underwriting, risk, asset liability management or other material banking and operating policies, except as required by applicable law;

•	issue, sell or dispose of or encumber, or authorize or propose the creation of, any additional shares of capital stock except as disclosed in the agreement and plan of merger;

•	permit any additional shares of its stock to become subject to new grants;

•	make, declare, set aside or pay dividends on the TexasBanc common stock;

•	directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock;

•	sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for discontinuances in the ordinary course of business consistent with past practices and in a transaction that is not material to TexasBanc or its subsidiaries taken as a whole;

•	acquire all or any portion of the assets, business, deposits or properties of any other entity other than by foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice;

•	amend its Articles of Incorporation or Bylaws;

•	implement or adopt any change in it its financial or tax accounting principles, practices or methods, except as required by generally accepted accounting principles in the United States or applicable regulatory accounting requirements;

•	knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied in a timely manner, except as required by applicable law;

•	enter into, amend, modify or renew any employment agreement, consulting, severance, change of control or similar contract with any director, employee or consultant, or grant any salary or wage increases, equity awards or incentive or bonus payments, except as required by law, to satisfy previously existing and disclosed contractual obligations or, except to employees other than the five executive officers or employees who are parties to a change in control agreement, to grant merit-based or annual salary increases in the ordinary and usual course of business and in accordance with past practice;

•	enter into, establish, adopt, amend, modify or renew any pension, retirement, stock options, stock purchase, savings, profit sharing, deferred compensation, split dollar, severance, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement or any trust agreement

(or similar arrangement) related thereto, in respect of any director, officer, employee or consultant or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable under those agreements or arrangements or add any new participants to any non-qualified retirement plans, or fund or make any contribution to any benefit arrangement or any related trust or other funding vehicles, except as required by law or to satisfy previously existing and disclosed contractual obligations;

•	borrow or agree to borrow any funds or incur, or become subject to, any liability except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

•	enter into any contract or agreement requiring a material termination fee for cancellation or, except in accordance with normal and usual practice, enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, including terminating or changing the license agreement;

•	make or change any material tax election, file any amended tax return, surrender any material claim for a refund of taxes, agree to an extension of the statute of limitations with respect to the assessment or determination of material taxes, or settle or compromise any material liability for taxes; or

•	agree or make any commitment to take any action described above.

Conduct of Compass Business Pending the Merger
      Compass has agreed, except as expressly contemplated by the agreement and plan of merger or as disclosed before signing the agreement and plan of merger, that it will not, and will cause each of its Subsidiaries not to, without TexasBanc’s prior written consent, knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied in a timely manner, except as required by applicable law.
      The agreement and plan of merger permits Compass to make acquisitions and dispositions and to issue capital stock in connection therewith if such transactions do not present a material risk that the completion of the merger will be materially delayed or that any required regulatory approvals will be materially more difficult to obtain.
Representations and Warranties
      The description of the agreement and plan of merger in this proxy statement/ prospectus has been included to provide you with information regarding its terms. The agreement and plan of merger contains representations and warranties made by and to the parties to the agreement as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.
      The agreement and plan of merger contains representations and warranties of Compass and TexasBanc, to each other, as to, among other things:

•	corporate existence, good standing and qualification to conduct business;

•	capitalization;

•	ownership of significant subsidiaries;

•	due authorization, execution, delivery and enforceability of the agreement and plan of merger;

•	governmental and third party consents necessary to complete the merger;

•	each party’s financial statements and filings with applicable regulatory authorities;

•	the absence of litigation except as previously disclosed;

•	regulatory matters;

•	compliance with laws; and

•	each party’s relationships with financial advisors.
      In addition, the agreement and plan of merger contains representations and warranties of TexasBanc to Compass as to:

•	the validity of, and the absence of material defaults under material contracts;

•	employee benefit plans and related matters;

•	the filing and accuracy of tax returns, and the tax treatment of the merger;

•	books and records;

•	the inapplicability to the merger of state anti-takeover laws;

•	compliance with the Community Reinvestment Act, the Patriot Act and implementation of anti-money laundering programs

•	labor matters;

•	environmental matters;

•	administration of trust accounts;

•	adequacy of insurance coverage;

•	title and interest in property; and

•	its office and automated teller machines.
      The agreement and plan of merger also contains a representation and warranty of Compass to TexasBanc with respect to Compass having all funds necessary to pay the $231.75 million in cash consideration and all associated costs and expenses of Compass.
Employee Benefits Matters
      The agreement and plan of merger provides that after the effective time of the merger, Compass will provide TexasBanc employees who are employed by TexasBanc or its subsidiaries on the date of completion of the merger, who are referred to in this proxy statement/ prospectus as “covered employees,” with employee benefits that are substantially similar in the aggregate to those provided to similarly situated employees of Compass and its subsidiaries. In addition, during the 12-month period after the effective time of the merger, covered employees whose employment is terminated by Compass will be entitled to received severance payments and benefits under TexasBank’s severance policy.
      After the effective time of the merger, Compass will provide all covered employees with service credit for purposes of eligibility, participation, vesting, levels of benefits and benefit accruals, under Compass Bancshares, Inc. SmartInvestor Retirement Plan, and other benefit plans adopted, maintained or contributed to by Compass in which a covered employee is eligible to participate, but there will be no duplication of benefits. Compass and TexasBanc will honor, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, covered employees which were previously disclosed to Compass, including any benefits or rights arising as a result of the merger.

Conditions to Completion of the Merger
      Compass’ and TexasBanc’s obligations to complete the merger are subject to the satisfaction or written waiver, where permissible, of a number of conditions, including the following:

•	the agreement and plan of merger must be approved by the requisite vote of holders of TexasBanc common stock;

•	receipt of all required regulatory approvals must be obtained and remain in full force and effect and all statutory waiting periods in respect thereof must have expired and there may not be any conditions on the approvals that would reasonably be expect to have a material adverse effect on the surviving corporation or its subsidiaries;

•	there must be no statute, rule, regulation, judgment, decree, injunction or other order which in effect precludes, prohibits or makes illegal the completion of the merger.

•	the registration statement, of which this proxy statement/ prospectus constitutes part, for the Compass common stock to be issued must be effective;

•	the Compass common stock that is to be issued in the merger must be approved for listing on the NASDAQ;

•	Compass must receive an opinion from Wachtell, Lipton, Rosen & Katz and TexasBanc must receive an opinion from Jenkens & Gilchrist, a Professional Corporation, each dated as of the date the merger is completed, that, on the basis of facts, representations and assumptions set forth in each of these opinions, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; and

•	the representation and warranties of the other party to the agreement and plan of merger must be true and correct and the other party to the agreement and plan of merger must have performed in all material respects all obligations required to be performed by it under the agreement and plan of merger.
      No assurance can be provided as to if, or when, the required regulatory approvals necessary to consummate the merger will be obtained, or whether all of the other conditions to the merger will be satisfied or waived by the party permitted to do so. As discussed below under “— Termination of the Agreement and Plan of Merger”, if the merger is not completed on or before June 1, 2006, either Compass or TexasBanc may terminate the agreement and plan of merger, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the agreement and plan of merger to perform or observe its covenants and agreements set forth in the agreement and plan of merger.
Shareholder Vote
      TexasBanc has agreed to hold a meeting of its shareholders as promptly as reasonably practicable to consider and vote upon approval of the agreement and plan of merger. TexasBanc has agreed that its board of directors will use reasonable best efforts to obtain from its shareholders a vote approving the agreement and plan of merger, including a recommendation that its respective shareholders vote in favor of the agreement and plan of merger.
      TexasBanc’s board of directors may withdraw or modify its recommendation when submitting the agreement and plan of merger to the special meeting of shareholders only if TexasBanc’s board of directors concludes in good faith (and based on the advice of counsel) that its continued recommendation of the agreement and plan of merger would result in a violation of its fiduciary duties.
      Even if TexasBanc’s board of directors modifies or withdraws its recommendation, it will, at Compass’ request, nonetheless submit the agreement and plan of merger to the shareholders of TexasBanc without any such recommendation in accordance with the agreement and plan of merger.

No Solicitation of Other Proposals
      TexasBanc has agreed that it will not, and will not allow its subsidiaries or any of its, or its subsidiary representatives to, directly or indirectly

•	solicit, initiate, knowingly encourage, knowingly take any action to facilitate or furnish or disclose nonpublic information with respect to any acquisition proposal;

•	participate in any discussions or negotiations with, or provide information to, any person relating to an acquisition proposal;

•	enter into any definitive agreement, arrangement or understanding for any acquisition proposal;

•	in connection with an acquisition proposal, abandon, terminate or fail to complete the merger or any other transaction contemplated in the agreement and plan of merger; or

•	make or authorize any statement, recommendation or solicitation in support of any acquisition proposal.
      However, if TexasBanc receives a written unsolicited bona fide acquisition proposal from any third party, TexasBanc may furnish nonpublic information, if

•	the third party making the acquisition proposal agrees to be subject to a confidentiality agreement on terms no less restrictive than the confidentiality agreement between TexasBanc and Compass;

•	TexasBanc’s board of directors concludes in good faith (and based on the advice of counsel) that failure to take such action would result in a violation of its fiduciary duties; and

•	TexasBanc provides Compass with written notice of the determination by TexasBanc’s board of directors and a copy of any information furnished or disclosed to the third party.
      TexasBanc has also agreed to provide Compass notice within 24-hours of the receipt of any inquiries, discussions, negotiations or proposals relating to an acquisition proposal.
      For purposes of the agreement and plan of merger, the term “acquisition proposal” means a proposal for a merger, consolidation or other business combination, or tender or exchange offer, involving TexasBanc or any of its significant subsidiaries or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the stock, business, assets or deposits of, TexasBanc or any of its significant subsidiaries, other than the transactions contemplated in the agreement and plan of merger.
Additional Agreements
      In addition to the agreement described above, TexasBanc and Compass have also agreed in the agreement and plan of merger to take several other actions, such as:

•	to take or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit completion of the merger as promptly as practicable and to cooperate fully with and furnish information to that end;

•	subject to applicable law, to cooperate with each other and to prepare promptly and file all necessary documentation to obtain all required permits, consents, approvals and authorizations of third parties and governmental entities, including this proxy statement/ prospectus and the registration statement for the Compass common stock to be issued in the merger;

•	to afford the other party and the other party’s officers, employees, counsel accountants and other authorized representatives access during normal business hours throughout the period before the effective time of the merger to the books, records, properties, personnel and other information, copies of each report, schedule and other document filed by it in accordance with the requirement of federal or state securities or banking laws, and all other information concerning the business, properties and personnel of it as the other party may reasonably request;

•	to consult with each other before issuing any press release, written employee communication or other written shareholder communication with respect to the merger or the agreement and plan of merger;

•	to take any action that would cause the transactions contemplated in the agreement and plan of merger to be subject to requirements imposed by any takeover law and take all necessary steps within their respective control to exempt those transactions from, or if necessary challenge the validity or application of, any applicable takeover law;

•	to give prompt notice to the other party of any fact, event or circumstance that is reasonably likely to result in any material adverse effect or that would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained in the agreement and plan of merger;

•	to consult with each other with respect to their loan, litigation and real estate valuation policies and practices; and

•	to consult with each other with respect to the character, amount and timing of restructuring charges to be taken by each party in connection with the transactions contemplated by the agreement and plan of merger, and to record such charges in accordance with generally accepted accounting principles in the United States.
      In addition, TexasBanc will cause each of its affiliate shareholders to deliver to Compass and TexasBanc a written agreement restricting the ability of such person to sell or otherwise dispose of any Compass common stock or TexasBanc common stock held by that person.
Termination of the Agreement and Plan of Merger
      TexasBanc and Compass may, by mutual consent, terminate the agreement and plan of merger at any time before the completion of the merger, whether before or after shareholder approval has been obtained.
      In addition, either Compass or TexasBanc may terminate the agreement and plan of merger if

•	the other party is in a continuing breach of a representation, warranty or covenant contained in the agreement and plan of merger, after 60 days’ written notice to the breaching party, as long as that breach would also allow the non-breaching party not to complete the merger;

•	the merger is not completed on or before June 1, 2006, except that this right to terminate is not available to any party whose failure to comply with the agreement and plan of merger causes or materially contributes to the failure of the relevant condition by that date; or

•	any governmental entity that must grant a required regulatory approval has denied approval of the merger and such denial has become final and nonappealable, except that this right to terminate will not be available to any party whose failure to comply with their obligations under the agreement and plan of merger causes or materially contributes to that action.
      Compass may terminate the agreement and plan of merger if:

•	TexasBanc’s board of directors submits the agreement and plan of merger to its shareholders without a recommendation for approval or with special and materially adverse conditions on or qualifications of approval;

•	TexasBanc’s board of directors otherwise withdraws or modifies, or discloses its intention to withdraw or modify, its recommendation; or

•	any party to the shareholder voting agreement breaches that agreement.
      If the agreement and plan of merger is terminated and the merger is abandoned, neither party will have any liability or further obligation under the agreement and plan of merger, except that termination will not relieve a party from liability from any breach of such party of the agreement and plan of merger. In addition, the respective representations of TexasBanc and Compass related to brokers or finders and the confidentiality agreement will survive.

Waiver and Amendment of the Agreement and Plan of Merger
      At any time before completion of the merger, either Compass or TexasBanc may, to the extent legally allowed, waive in writing compliance by the other with any provision contained in the agreement and plan of merger. Subject to compliance with applicable law, we may amend the agreement and plan of merger by a written agreement at any time, except that if TexasBanc’s shareholders have approved the agreement and plan of merger, there may not be any amendment of the agreement and plan of merger that would require the agreement and plan of merger to be resubmitted to TexasBanc’s shareholders.
Stock Exchange Listing
      Compass has agreed to use all reasonable best efforts to list the Compass common stock to be issued in the merger on the NASDAQ. It is a condition to the completion of the merger that those shares be approved for listing on the NASDAQ, subject to official notice of issuance. After the merger, Compass expects that its common stock will continue to trade on the NASDAQ National Market under the symbol “CBSS”.
Restrictions on Resales by Affiliates
      All shares of Compass common stock received by TexasBanc’s shareholders in the merger will be freely transferable, except for shares issued to any TexasBanc shareholder who is an “affiliate” of TexasBanc for purposes of Rule 145 under the Securities Act of 1933, as amended, or Securities Act, or may be deemed to be an “affiliate” of Compass for purposes of Rule 144 under the Securities Act. Affiliates will include persons (generally executive officers, directors and 10% shareholders) who control, are controlled by or are under common control with (1) Compass or TexasBanc at the time of the special meeting or (2) Compass at or after the completion of the merger. The agreement and plan of merger requires TexasBanc to use its reasonable best efforts to cause its affiliates to sign a written agreement to the effect that they will not sell, assign, transfer or otherwise dispose of any of the shares of Compass common stock issued to them in the merger in violation of the Securities Act.
      Rule 145 will restrict the sale of Compass common stock received in the merger by affiliates of TexasBanc and certain of their family members and related interests. Generally speaking, during the one-year period after the effective time of the merger, those persons who are affiliates of TexasBanc at the time of the special meeting, provided they do not become affiliates of Compass at or after the completion of the merger, may publicly resell any Compass common stock received by them in the merger, subject to certain limitations as to, among other things, the amount of Compass common stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such affiliates generally may resell their shares without such restrictions. Persons who are affiliates of Compass after the completion of the merger may publicly resell the Compass common stock received by them in the merger subject to similar limitations (except that the restrictions do not lapse after the one-year period) and subject to certain filing requirements specified in Rule 144.
      The ability of affiliates to resell shares of Compass common stock received in the merger under Rules 144 or 145 as summarized in this proxy statement/ prospectus generally will be subject to Compass’ having satisfied its reporting requirements under the Securities Exchange Act of 1934, as amended, for specified periods before the time of sale. Affiliates also would be permitted to resell Compass common stock received in the merger in accordance with an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements.
      Compass has entered into a registration rights agreement with certain shareholders of TexasBanc, which is attached to this proxy statement/ prospectus as Appendix E and described under the heading “Registration Rights Agreement.” Under that agreement, Compass will file a resale shelf registration statement to permit resales of Compass common stock by such persons for two years after the merger. The registration statement of which this proxy statement/ prospectus is a part covers resales of Compass common stock received by such persons.

Dissenters’ Rights
      THE FOLLOWING IS A SUMMARY OF THE MATERIAL STATUTORY PROCEDURES TO BE FOLLOWED BY A HOLDER OF TEXASBANC COMMON STOCK IN ORDER TO DISSENT FROM THE MERGER AND PERFECT APPRAISAL RIGHTS. IF YOU WANT TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD REVIEW CAREFULLY ARTICLES 5.11, 5.12 AND 5.13 OF THE TBCA, AND YOU ARE URGED TO CONSULT A LEGAL ADVISOR BEFORE ELECTING OR ATTEMPTING TO EXERCISE THESE RIGHTS. THE FAILURE TO PRECISELY FOLLOW ALL THE NECESSARY LEGAL REQUIREMENTS MAY RESULT IN THE LOSS OF SUCH APPRAISAL RIGHTS. THIS DESCRIPTION IS NOT COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF ARTICLES 5.11, 5.12 AND 5.13 OF THE TBCA, WHICH ARE ATTACHED AS APPENDIX D TO THIS PROXY STATEMENT/ PROSPECTUS.
      TexasBanc’s shareholders as of the record date who follow the procedures set forth in Articles 5.11, 5.12 and 5.13 of the TBCA will be entitled to demand, if the merger is completed, that the surviving corporation purchase their shares of TexasBanc common stock for an amount in cash equal to the fair value of their shares. Under the TBCA, fair value of shares for the purposes of exercise of appraisal rights is defined as the value of the shares as of the day immediately before the date of the special meeting, excluding any appreciation or depreciation in the value of the shares in anticipation of the proposed merger. This value may differ from the value of the consideration that you would otherwise receive in the merger.

How to exercise and perfect your right to dissent.
      In order to be eligible to exercise your right to dissent from the merger and to receive the fair value of your shares of TexasBanc common stock as of the day immediately preceding the special meeting, excluding any appreciation or depreciation in anticipation of the merger, you must provide TexasBanc with a written objection to the merger before the special meeting. The written objection must state that you intend to exercise your right to dissent if the merger is completed and provide an address to which you may be given notice that the merger has been effected. Neither a proxy nor a vote against the agreement and plan of merger is sufficient to constitute a written objection as required under the TBCA.
      Any written objection with notice of intent to exercise the right of dissent should be addressed as follows:
TexasBanc Holding Co.
c/o Charles Cox
Treasurer
2525 Ridgmar Boulevard
Fort Worth, Texas 76116
      In order to exercise appraisal rights, you must refrain from voting by proxy or in person in favor of the agreement and plan of merger. A shareholder who signs and returns an unmarked proxy will have his or her shares voted “FOR” the agreement and plan of merger and, as a consequence, such shareholder will be foreclosed from exercising rights as a dissenting shareholder.

Your demand for payment.
      If the merger is completed, the surviving corporation will within ten days after the effective date of the merger deliver or mail to all holders of TexasBanc common stock who satisfied the foregoing requirements a written notice that the merger has been effected. You must, within ten days from the delivery or mailing of the notice by the surviving corporation, make written demand on the surviving corporation for payment of the fair value of your shares of TexasBanc common stock. That written demand must state the number and class of the shares that you owned as of the effective time of the merger and your estimate of the fair value of the shares. The fair value of your shares of TexasBanc common stock will be the value of the shares on the day immediately preceding the special meeting, excluding any appreciation or depreciation in anticipation of the merger. If you fail to make such a demand within the ten-day period, you will lose the right to dissent and will be bound by the agreement and plan of merger (including the election procedures, which would not permit you to make an election in these circumstances). In order to preserve your appraisal rights, within 20 days after making a demand for payment, you must also submit your TexasBanc stock certificates to the surviving corporation for notation on the certificates that such demand has been made. The failure to do so will, at the surviving corporation’s option, terminate your rights of dissent and appraisal unless a court of competent jurisdiction for good and sufficient cause shown directs otherwise. Any notice addressed to the surviving corporation must be addressed to:
TexasBanc Holding Co.
c/o Kirk Pressley
Compass Bancshares, Inc.
15 South 20th Street
Birmingham, Alabama 35233

Action upon receipt of your demand for payment.
      Within 20 days after receiving your written demand for payment and estimate of the fair value of your shares of TexasBanc common stock, the surviving corporation must mail or deliver to you a written notice that either:

•	accepts the amount declared in the demand and agrees to pay that amount within 90 days after the effective date of the merger and upon surrender of duly endorsed certificate(s) representing your shares of TexasBanc common stock; or

•	states the surviving corporation’s estimate of the fair value of the shares and offers to pay the amount of that estimate within 90 days after the effective date of the merger upon receipt of notice from you within 60 days after the effective date of the merger that you agree to accept the surviving corporation’s estimate and upon surrender of duly endorsed certificate(s) representing your shares of TexasBanc common stock.

Payment of the fair value of your shares of TexasBanc common stock upon agreement of an estimate.
      If you and the surviving corporation agree upon the fair value of your shares of TexasBanc common stock within 60 days after the effective date of the merger, the surviving corporation will pay the amount of the agreed value to you upon receipt of your duly endorsed share certificates within 90 days after the effective date of the merger. Upon payment of the agreed fair value, you will cease to have any interest in such shares.

Commencement of legal proceedings if a demand for payment remains unsettled.
      If you and the surviving corporation have not agreed upon the fair value of your shares of TexasBanc common stock within the 60-day period immediately after the effective date of the merger, then either you or the surviving corporation may, within 60 days after the expiration of the 60-day period after the effective date of the merger, file a petition in any court of competent jurisdiction in Tarrant County, the county in Texas where TexasBanc’s principal office is located, asking for a finding and determination of the fair value of the shares. If filed by a shareholder, service of the petition is to be made upon the surviving corporation and the surviving corporation must within ten days after service file with the clerk of the court a list with the names and addresses of all shareholders who have demanded payment and not reached agreement as to the fair value. If filed by the surviving corporation, the petition must be accompanied by such a list. The clerk of the court is to give notice to the surviving corporation and all shareholders named on the list of the time and place fixed for the hearing of the petition.
      After the hearing of the petition, the court is to determine the shareholders who have complied with the statutory requirements and have become entitled to the valuation of and payment for their shares, and the court is to appoint one or more qualified appraisers to determine the fair value. The appraisers may examine the books and records of TexasBanc and must afford the interested parties a reasonable opportunity to submit pertinent evidence as to the value of the shares. The appraisers are to make a determination of the fair value upon such examination as they deem proper. The appraisers will file a report of the value in the office of the clerk of the court, notice of which will be given to the parties in interest. The parties in interest may submit exceptions to the report, which will be heard before the court upon the law and the facts. The court will adjudge the fair value of the shares of the shareholders entitled to payment for their shares and will direct the payment thereof by the surviving corporation, together with interest which will begin to accrue 91 days after the effective date of the merger. However, the judgment will be payable only upon and simultaneously with surrender of the certificates representing your shares, duly endorsed. Upon the surviving corporation’s payment of the judgment, you will cease to have any interest in the shares. In the absence of fraud, the remedy provided by Article 5.12 of the TBCA to a shareholder objecting to the merger is the exclusive remedy for the recovery of the value of such shareholder’s shares or money damages with respect to the merger.
      The court must allow the appraisers a reasonable fee as court costs, and all court costs will be allotted between the parties in the manner that the court determines to be fair and equitable, with the respective parties to bear their own attorneys’ fees.
      Any shareholder who has demanded payment for such holder’s shares may withdraw such demand at any time before payment or before any petition has been filed for valuation by the court. A demand may not be withdrawn after payment or, unless the surviving corporation consents, after such a petition has been filed in court. After a demand has been withdrawn, the shareholder and all persons claiming under the shareholder will be conclusively presumed to have approved the agreement and plan of merger and will be bound by its terms.
Amended and Restated Shareholder Voting Agreement
      The following describes the material provisions of the amended and restated shareholder voting agreement. We urge you to read carefully the amended and restated shareholder voting agreement, which is attached as Appendix C and is incorporated by reference into this proxy statement/ prospectus, in its entirety.
      In connection with the execution of the agreement and plan of merger, and as a condition to Compass’ willingness to enter into the agreement and plan of merger, the beneficial owners of an aggregate of approximately 82% of TexasBanc’s outstanding common stock have entered into a voting agreement with Compass.
      Under the amended and restated shareholder voting agreement, each such shareholder has agreed, with respect to the shares of TexasBanc common stock beneficially owned by that shareholder, that at any meeting of TexasBanc’s shareholders or in connection with any written consent of the shareholders of TexasBanc with respect to the merger, the agreement and plan of merger or any acquisition proposal, such shareholder will:

•	Appear at such meeting or otherwise cause such shares to be counted as present for purposes of determining a quorum;

•	Vote or deliver a written consent covering all shares beneficially owned by such shareholder:

•	in favor of the agreement and plan of merger, and the transactions contemplated by the agreement and plan of merger including the merger; and

•	against any liquidation or winding up of TexasBanc or any of its subsidiaries; and

•	against any acquisition proposal.

      The agreement also contains restrictions on

•	the sale, transfer, assignment or other disposition of the shareholder’s shares; and

•	entrance into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of the shareholder’s shares.

      The shareholder may nonetheless make transfers by will or by operation of law, to the extent the shareholder voting agreement binds the transferee, or as Compass may otherwise agree in writing.
      The shareholder voting agreement will terminate upon the earlier to occur of (1) June 1, 2006; (2) the date that the agreement and plan of merger is terminated by mutual agreement of the parties or the date that the agreement and plan of merger is terminated by TexasBanc because Compass has breached its representations and warranties or covenants, or (3) upon mutual written agreement of the parties to terminate the shareholder voting agreement.
      In addition, each shareholder that is a party to the shareholder voting agreement has agreed that, before the effective time of the merger, the shareholder will use reasonable best efforts to seek shareholder approval, in accordance with Section 280G of the Code, with respect to any payment that could be payable under:

•	the existing agreements and arrangements with employees of TexasBanc or its subsidiaries who are “disqualified individuals” within the meaning of the Section 280G of the Code, and

•	the employment agreements between Compass and each of the five executive officers, that could reasonably be expect to be parachute payments within the meaning of Section 280G of the Code. See “Interest of Certain Person in the Merger” beginning on page 44 and “Proposal 2 — 280G Payments” beginning on page 72.
License Agreement
      As an inducement and condition to Compass’ willingness to enter into the agreement and plan of merger, TexasBank and Brownwood entered into a license agreement providing Brownwood with the limited, royalty-free, exclusive license to use the name “TexasBank” and certain related trademarks of TexasBank in a limited geographical area for a period of 10 years after the effective time of the merger. The geographic area includes the cities of Brownwood, Texas, Bangs, Texas, Dublin, Texas, Stephenville, Texas and within a 75 mile radius of each of those cities, but specifically excludes Bell County, Collin County, Dallas County, Denton County, Hood County, McLennan County, Parker County and Tarrant County. If during the term of the license agreement, TexasBank receives a stand alone offer by a third person to acquire the related trademarks, Brownwood will have the right of first and last refusal to acquire the same rights or assets on the same terms and conditions as offered by the third party.
      Bill Knight, Chairman of the Board of TexasBanc, serves as a director of Brownwood, and Mr. Knight, together with Dorothy Doss, a director of TexasBanc, beneficially own approximately 68% of the outstanding common stock of Brownwood.
Registration Rights Agreement
      The following describes the material provisions of the Registration Rights Agreement. We urge you to read carefully the registration rights agreement, which is attached as Appendix E and is incorporated by reference into this proxy statement/ prospectus, in its entirety.
      Concurrently with the execution of the agreement and plan of merger, Compass entered into a registration rights agreement with certain TexasBanc shareholders, under which Compass agreed to register, as promptly as practicable after the completion of the merger, the Compass common stock issued in the merger on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. Compass further agreed to use its commercially reasonable efforts to cause the SEC to declare the registration statement effective within 90 days after the completion of the merger and to keep such registration statement continuously effective until the later of the date on which all such Compass common shares registered under the registration statement have been sold or two years from the anniversary of the date such registration statement is declared effective by the SEC.
      Compass is permitted, however, under certain circumstances, to suspend the use, from time to time, of the registration statement for certain periods, referred to as “delay periods”, if Compass determines in good faith that such use would require premature disclosure of non-public information, the disclosure of which in the good faith determination of Compass, would be materially adverse to Compass or with respect to which Compass has a bona fide business purpose or reason for keeping such information confidential. The cumulative delay period in any twelve-month period may not exceed 120 days. Holders of registrable securities may not sell those shares pursuant to an underwritten offering unless the holders of a majority of the registrable securities and Compass agree in advance on the underwriter of the offering.

      Compass will also agree to use its reasonable best efforts to list all of the Compass common shares covered by the registration rights agreement on the securities exchange (currently the NASDAQ) or quoted on the quotation system on which the Compass common stock are then listed or quoted.
      Under the registration rights agreement, Compass will pay the reasonable expenses of registration; however Compass is not required to pay the expenses of more than one counsel for the holders of registrable securities. Compass has agreed to indemnify the shareholders who are parties to the registration rights agreement against any liability to which they become subject under applicable securities laws or any other statute or at common law, insofar as such liability arises out of or is based upon:

•	any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which registrable securities were registered under the Securities Act, any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or

•	any omission or alleged omission to state in any registration statement under which registrable securities were registered under the Securities Act, any preliminary or final prospectus contained therein, a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading.
      However, Compass will not be liable to the holders in any case to the extent that such liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, preliminary or final prospectus, or amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to Compass by the holders specifically for use in the registration statement.
      Each shareholder who is a party to the registration rights agreement has agreed, severally and not jointly, to indemnify and hold harmless each other shareholder who is a party to the shareholder rights agreement, Compass, Compass’ directors, officers, agents and other representatives, each underwriter and each other person, if any, who controls any shareholder who is a party to the registration rights agreement, Compass or such underwriter, against any liability to which any those persons may become subject under the Securities Act or any other statute or at common law, insofar as such liability (or actions in respect thereof) arises out of or is based upon:

•	such shareholder’s failure to comply with the prospectus delivery requirements of the Securities Act,

•	any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which registrable shares were registered under the Securities Act at the request of such shareholder, any preliminary or final prospectus contained therein, or any amendment or supplement thereto to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or final prospectus, amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to Compass by such shareholder specifically for use therein, or

•	any omission or alleged omission by such shareholder to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or final prospectus, amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by such Holder specifically for use therein.
      Each shareholder has also agreed to reimburse any of those persons for expenses (including, without limitation, legal fees) incurred in investigating or defending any such liability, but each shareholder’s obligations are limited to an amount equal to the proceeds received by that shareholder for the securities sold in such registration.

Employment Agreements
      As an inducement and condition to Compass’ willingness to enter into the agreement and plan of merger, each of Vernon W. Bryant, Jr. (who serves as President and a director of TexasBanc, and President, Chief Executive Officer and a director of TexasBank), William H. Adams, III (who serves as Fort Worth Regional President of TexasBank), Bruce H. McNeil (who serves as Ridgmar Regional President of TexasBank), Damon S. “Stan” O’Neil (who serves as Northeast Regional President of TexasBank), and Wayne W. “Wade” Wallace (who serves as Parker County and Denton Regional President of TexasBank) entered into employment agreements with Compass Bank, an Alabama banking corporation and wholly-owned subsidiary of Compass, which become effective at the effective time of the merger and continue in effect for two years thereafter (three years in the case of Mr. Bryant).
      Under the employment agreements, following completion of the merger, each of the executives will serve as a Regional President of a designated geographic area of Compass Bank. The minimum base salary under the respective employment agreements is $345,000 for Mr. Bryant, $190,000 for Mr. Adams, $180,000 for Mr. McNeil, $210,000 for Mr. O’Neil and $200,000 for Mr. Wallace. Each executive’s base salary is subject to annual review and may be increased. Additionally, each executive is entitled to an annual cash bonus based on the achievement of pre-established performance goals, with a target annual bonus of not less than 100% of his annual base salary for Mr. Bryant, 40% of their respective annual base salaries for Messrs. Adams and McNeil, and 50% of their respective annual base salaries for Messrs. O’Neil and Wallace. The executives are guaranteed an annual bonus in 2006 which will not be less than $285,000 for Mr. Bryant, $38,000 for Mr. Adams, $36,000 for Mr. McNeil, $52,500 for Mr. O’Neil and $85,000 for Mr. Wallace.
      Under the employment agreements, each executive also will receive an initial restricted stock award which will vest in full on the third anniversary of the date of grant, subject to the executive’s continued employment with Compass Bank through the vesting date, except that these awards will fully vest if the executive is terminated by Compass Bank without cause (as defined in the employment agreement) or upon the occurrence of a change of control of Compass. The value of each executive’s initial restricted stock award will be equal to his minimum annual base salary. Each executive will also be eligible for an annual stock option grant, at the time and on the terms and conditions as determined by Compass’ Compensation Committee.
      Further, subject to the executive’s continued employment on the date of grant of annual awards in respect to Compass Bank’s 2006 fiscal year, the executive will be granted a stock option to acquire the following number of shares of Compass common stock: Messrs. Bryant and O’Neil — 7,500 shares, Messrs. McNeil and Wallace — 7,000 shares and Mr. Adams — 6,500 shares. These options will vest in full on the third anniversary date of the date of grant, subject to the executive’s continued employment with Compass Bank through the vesting date, except that these awards will fully vest if the executive is terminated by Compass Bank without cause or upon the occurrence of a change of control of Compass.
      The executives will also receive the benefits that are generally made available to employees of equal grade and base salary on the same basis as Compass Bank makes the benefits available to its other employees, including participation in Compass Bancshares, Inc. SmartInvestor Retirement Plan and non-qualified deferred compensation plan. In addition, Compass Bank will pay country club membership fees and monthly dues for each executive as well as provide a $500 monthly automobile allowance.
      Each employment agreement also provides that upon termination of employment by Compass Bank other than for cause or disability or by the executive for good reason (as defined in the employment agreements), such executive will receive his annual base salary for the longer of (1) the remainder of the employment period or (2) six months from the termination date. Each executive is also subject to certain non-competition and non-solicitation covenants while employed and for a specified period thereafter. The employment agreements provide that payments made under the agreements will not be made if they could reasonably be expected to be parachute payments under Section 280G of the Code, and as such, TexasBanc is seeking shareholder approval for purposes of Section 280G of these employment agreements, and if such shareholder approval is obtained the payments will not be reduced. See “Proposal 2 — Approval of 280G Payments” beginning on page 72 of this proxy statement/ prospectus.

SELLING STOCKHOLDERS; PLAN OF DISTRIBUTION
Selling Stockholders
      As described under “Registration Rights Agreement,” Compass has agreed to cause a shelf registration statement to be filed covering sales by certain individuals receiving Compass common stock in the merger. This document forms a part of such shelf registration statement and relates to the offer and sale of Compass common stock following completion of the merger by these persons. Accordingly, in addition to registering up to 4,938,206 shares of Compass common stock to be issued or become issuable as a result of the merger, this proxy statement/ prospectus relates to the aggregate resale of up to 4,938,206 shares of Compass common stock to be issued in the merger that may be sold from time to time by the selling stockholders. Compass will not receive any proceeds from the sale of its common stock by the selling stockholders.
      The following table sets forth certain information about the beneficial ownership of each selling stockholder. The tabular information below assumes that (1) the selling stockholders will elect to receive as consideration in the merger only shares of Compass common stock, (2) no other TexasBanc shareholders will elect to receive shares of Compass common stock; (3) each of the selling stockholders will be subject to a pro rata reduction in the number of shares of Compass common stock received in the merger, (4) the exchange ratio will be equal to 52.3244 ; and (5) all of the shares listed below will be offered and sold by the selling stockholders to unaffiliated third parties. However, because the selling stockholders may offer all or a portion of the shares covered by this proxy statement/ prospectus at any time and from time to time after the merger is completed, and because the actual number of shares of Compass common stock to be received by TexasBanc’s affiliates who are entitled to registration rights will not be finally known until completion of the merger, the exact number of shares that each selling stockholder may hold after completion of the offering cannot be determined at this time. Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this proxy statement/ prospectus.

				Shares Beneficially
	Shares Beneficially Owned			Owned After
	Before Offering			Offering
			Number of Shares
Name	Number	Percent	Being Offered	Number	Percent

Doss, Ltd.	4,447,574	3.4	4,447,574	0	0
Dorothy Doss	180,048	1.4	180,048	0	0
The Dorothy Doss Regular Marital Trust	760,064	*	760,064	0	0
The Dorothy Doss Special Marital Trust	24,801	*	24,801	0	0
Knight Capital Investment Company, Ltd.	1,364,568	1.1	1,364,568	0	0
Nancy Doss Knight Exempt Irrevocable 1997 Trust	7,848	*	7,848	0	0
James H. Doss III Exempt Irrevocable 1997 Trust	497,552	*	497,552	0	0
John Edgar Doss Exempt Irrevocable 1997 Trust	497,552	*	497,552	0	0
David Andrew Knight Grantor Trust	2,459	*	2,459	0	0

*	Represents less than 1%.

Plan of Distribution
      As used in this document, “selling stockholders” includes the individuals listed in the table above and donees, pledgees, transferees or other successors in interest selling shares received from a selling stockholder (including the named selling stockholders) after the date of this proxy statement/ prospectus. Selling stockholders from time to time may sell the shares being offered by this proxy statement/ prospectus on the NASDAQ National Market, in the over-the-counter market, in privately negotiated transactions or otherwise. The shares may be sold by the selling stockholders by one or more of the following methods:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account under this proxy statement/ prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares;

•	in one or more underwritten offerings on a firm commitment or best efforts basis; and

•	a combination of any such methods of sale.
      The shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and to the extent such broker-dealer is unable to do so, acting as agent for a selling stockholder, such broker-dealer may purchase, as principal, any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions on the NASDAQ National Market at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.
      From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this proxy statement/ prospectus will decrease as and when it takes such actions. The plan of distribution for such selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell short Compass common stock, and in such instances, this proxy statement/ prospectus may be delivered in connection with such short sales and the shares offered under this proxy statement/ prospectus may be used to cover such short sales.
      A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of Compass common stock in the course of hedging the positions they assume with such selling stockholder, including in connection with distributions of the common stock by such broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered by this proxy statement/ prospectus to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also loan or pledge the shares offered by this proxy statement/ prospectus to a broker-dealer, and the broker-dealer may sell the shares offered by this proxy statement/ prospectus so loaned or upon a default may sell or otherwise transfer the pledged shares offered by this proxy statement/ prospectus.
      The selling stockholders and any broker-dealers or agents that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts and commissions under the Securities Act. Compass has agreed to provide the selling stockholders customary indemnification for violations of law in connection with this proxy statement/ prospectus, and the parties to the registration rights agreement have agreed to provide Compass and each other customary indemnification for violations of law with respect to information provided by them for inclusion in the registration statement and the proxy statement/ prospectus. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.
      The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act with respect to sales of shares through this proxy statement/ prospectus. Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 and Rule 145 under the Securities Act.
      Costs, expenses and fees to be incurred by the selling stockholders in connection with the registration of the shares offered by this proxy statement/ prospectus, attributable to the sale of shares will be borne by Compass.
      Compass may suspend the use of this proxy statement/ prospectus and any supplements to this document as described under “— Registration Rights Agreement.”

PROPOSAL 2. APPROVAL OF 280G PAYMENTS
      The shareholder voting agreement provides that the parties to that agreement will use their reasonable best efforts to seek shareholder approval, in accordance with Section 280G of the Code and applicable Treasury regulations, of any payment that could be payable under (1) the existing agreements and arrangements with employees of TexasBanc or its subsidiaries who are “disqualified individuals” within the meaning of Section 280G of the Code and (ii) the new employment agreements between Compass and each of the five executive officers, in each case that could reasonably be expected, in the absence of such a vote, to be a “parachute payment” under Section 280G of the Code. These payments are referred to in this proxy statement/ prospectus as “280G Payments.” Under Section 280G of the Code, parachute payments may arise when there is a change of control of an employer and as a result, certain employees, officers or directors receive compensation equal to or in excess of three times their average annual taxable compensation from the employer for the five years preceding the taxable year in which the change of control occurs. If parachute payments are paid, the amount by which the change of control payments and benefits exceeds one times that five year average (1) are not deductible by the employer and (2) are subject to a 20% excise tax payable by the recipient of the payment or benefit.
      Section 280G(b)(5) of the Code provides an exception from these tax penalties for a corporation undergoing a change of control that is not a publicly traded corporation, as long as the payments that would otherwise be parachute payments are contingent on shareholder approval, and are approved in a timely manner by a vote of the shareholders owning more than 75% of the voting power of all outstanding stock of such corporation, after having received adequate disclosure of all material facts concerning such payments. For purposes of this exception, stock of the corporation that is actually or constructively owned by a person who is to receive a payment that would otherwise constitute a “parachute payment” under Section 280G of the Code (if such exception is not satisfied) is not counted as outstanding stock, unless this is the case with respect to all shareholders. The right of a disqualified individual to receive such payments must be conditioned upon satisfying this exception.
      The merger will constitute a change of control of TexasBanc for purposes of Section 280G of the Code, the individuals identified below may be determined to be “disqualified individuals” with respect to Section 280G of the Code and the payments described below may be considered “parachute payments” under Section 280G of the Code. Approval of the right to receive the 280G Payments by more than 75% of the pertinent shareholders of TexasBanc should satisfy the exception under Section 280G(b)(5) of the Code.
      In connection with the merger, it is possible that:

•	the accelerated vesting of the stock options held by each of the five executive officers,

•	the capital gain tax gross-up payment to be paid to each of the five executive officers under the TexasBanc stock option plan in connection with the exercise of TexasBanc stock options;

•	the benefits to be paid to each of Messrs. Adams, McNeil, O’Neil and Wallace under their change in control agreements,

•	the change in control benefit, and the accelerated portion of the other benefits, to be paid to Mr. Bryant under his salary continuation agreement,

•	the special bonus to be paid to each of the five executive officers under letter agreements with TexasBanc,

•	the benefits to be paid to each of the five executive officers under their stay pay agreements,

•	the accelerated portion of the discretionary contributions payable to each of the five executive officers under the Deferred Compensation Plan, and

•	any equity awards or potential severance payments under the employment agreements between Compass Bank and each of the five executive officers,

would constitute 280G Payments. Collectively, all of the payments and benefits that may or will be paid or provided to the five executive officers as a result of the merger, including those payable under the employment agreements with Compass Bank, are referred to in this proxy statement/ prospectus as the “executive benefits.” For more information on the arrangements with and payments and benefits to be made or provided to the five executive officers and other executive officers of TexasBanc, see “Interests of Certain Persons in the Merger” on page 44 and the Benefits Table on page 48 of this proxy statement/ prospectus, which sets forth the amount of the payments and benefits that may be received by the executives and the number of shares underlying stock options that will be exercised in conjunction with the merger.
      The table below provides the estimated parachute value (assuming the effective time of the merger occurs on February 17, 2006) of the executive benefits that may be received with respect to each of the five executive officers in connection with the merger without taking into consideration the potential amount of executive benefits payable under the employment agreements with Compass Bank:

							Accelerated	Total
						Accelerated	Portion of	Estimated
						Portion of	Salary	Value of
	Option	Option		Special	Change in	Deferred	Continuation	Executive
Name	Acceleration	Gross-Up	Stay Pay	Bonus	Control Pay	Comp. Pay	Pay	Benefits

William H. Adams, III	$9,891	$4,583	$360,000	$1,000,000	$180,000	$11,189	$0	$1,565,663
Vernon W. Bryant, Jr.(1)	$19,782	$9,165	$1,000,000	$2,500,000	$510,000	$0	$19,855	$4,058,802
Bruce H. McNeil	$9,891	$4,583	$340,000	$1,000,000	$170,000	$6,154	$0	$1,530,628
Damon S. “Stan” O’Neil	$9,891	$4,583	$400,000	$1,250,000	$200,000	$11,189	$0	$1,875,663
Wayne W. “Wade” Wallace	$96,380	$37,843	$380,000	$750,000	$190,000	$11,189	$0	$1,465,412

(1)	Mr. Bryant’s change in control pay is payable pursuant to his salary continuation agreement and is in addition to his salary continuation pay.
      The table below provides the potential additional executive benefits that may be received with respect to each of the five executive officers pursuant to the terms of the new employment agreements with Compass if any of the five executive officer’s employment with Compass is terminated immediately following the effective time of the merger:

		Compass Restricted	Compass Stock
	Potential	Stock Award	Option Grant
Name	Severance	(Grant Date $ Value)	(Number of Shares)

William H. Adams, III	$380,000	$190,000	6,500
Vernon W. Bryant, Jr.	$1,035,000	$345,000	7,500
Bruce H. McNeil	$360,000	$180,000	7,000
Damon S. “Stan” O’Neil	$420,000	$210,000	7,500
Wayne W. “Wade” Wallace	$400,000	$200,000	7,000
      To avoid the loss of deductibility and the imposition of the excise tax, which would otherwise apply to the executive benefits that are 280G Payments, TexasBanc’s shareholders are being asked to approve all of the executive benefits summarized above. Each of the five executive officers has signed a waiver, pursuant to which he has waived his right to his executive benefits to the extent the aggregate value thereof, determined in accordance with Section 280G of the Code and applicable Treasury regulations, equals or exceeds that executive’s parachute threshold, if the requisite percentage of TexasBanc’s shareholders do not approve the payment thereof.

      Estimates of the respective dollar amounts of each of the five executive officers’ parachute threshold is set forth next to each individual’s name in the column with the heading “Parachute Threshold” below.

Parachute
Name	Threshold

William H. Adams, III	$490,174
Vernon W. Bryant, Jr.	$1,329,692
Bruce H. McNeil	$461,556
Damon S. “Stan” O’Neil	$550,041
Wayne W. “Wade” Wallace	$464,348
      Approval of the executive benefits requires the affirmative vote of more than 75% of the voting power of all outstanding shares of TexasBanc common stock, excluding those shares held or constructively owned by the executive officers. If the requisite 75% approval by the TexasBanc shareholders is not obtained, then the five executive officers will forfeit the executive benefits described above to the extent that the aggregate value of each executive’s benefits equals or exceeds the executive’s respective “parachute threshold”. Regardless of whether the TexasBanc shareholders approve or do not approve the executive benefits, each of the five executive officers will still be entitled to receive their respective executive benefits up to the amounts not to exceed one dollar less than their respective parachute thresholds.
      The board of directors of TexasBanc, with Mr. Bryant abstaining, recommends that TexasBanc shareholders vote “FOR” approval of the executive benefits.
      Whether the shareholders of TexasBanc approve or do not approve the executive benefits will not change the value or number of shares of Compass common stock or the amount of cash a TexasBanc shareholder will receive if the merger is completed.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
Compass

Market Information
      The primary market for Compass’ common stock is the NASDAQ National Market. Compass’ common stock is quoted under the symbol of “CBSS.” The following table sets forth the high and low sales prices and the end-of-quarter closing price of the common stock of Compass as reported through the NASDAQ and the per-share dividends paid on the Compass common stock for each quarter during 2004 and 2005 and for the first quarter of 2006.
Compass Common Stock

Period	High	Low	Close	Dividend Declared

2004
First Quarter	42.86	37.77	41.478	0.3125
Second Quarter	43.25	38.20	43.00	0.3125
Third Quarter	46.25	42.50	43.82	0.3125
Fourth Quarter	48.67	43.79	48.67	0.3125
2005
First Quarter	48.33	44.05	45.40	0.3500
Second Quarter	46.45	42.34	45.00	0.3500
Third Quarter	49.89	44.50	45.83	0.3500
Fourth Quarter	50.06	43.45	48.25	0.3500
2006
First Quarter (through January 12, 2006)	49.68	47.94	48.49	N/A
      The last reported sales price per share of Compass common stock, as reported on the NASDAQ on September 16, 2005, the last business day before public announcement of the signing of the agreement and plan of merger was $46.22. The last reported sales price per share of Compass common stock, as reported on the NASDAQ on January 12, 2006, the latest practicable trading day before the mailing of this document was $48.49:
      Past price performance is not necessarily indicative of likely future performance. Because the market price of Compass common stock will continue to fluctuate between the date of this document and the date on which the merger is completed and afterwards, you should obtain current market quotations for Compass common stock.

Dividends
      The payment of dividends on Compass common stock is subject to determination and declaration by Compass’ board of directors. In making the determination whether to and in what amount to declare dividends, Compass’ board of directors considers a number of factors, including general economic conditions, regulatory limitations on the payment of dividends, Compass’ capital requirements, the results of operations and financial condition of Compass and tax considerations. There is no assurance that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends will continue.
TexasBanc

Market Information
      There is no established public trading market for TexasBanc common stock, and no market for TexasBanc common stock is expected to develop if the merger does not occur. No registered broker/ dealer makes a market in TexasBanc’s common stock, and TexasBanc’s common stock is not listed or quoted on any stock exchange or automated quotation system. TexasBanc acts as the transfer agent and registrar for its own stock. As of the record date, there were 154 holders of the TexasBanc common stock.
      TexasBanc is not aware of any trades that have occurred with respect to its common stock during the period from January 1, 2003, to the record date, other than trades for which the price of the shares was not disclosed to TexasBanc, and the most recent trade. The most recent trade of TexasBanc’s common stock occurred in February 2004, when 200 shares were traded at a price of $810 per share.
      TexasBanc is not obligated to register its common stock or, upon any registration, to create a market for its shares. Thus, a holder of TexasBanc common stock may be unable to liquidate his or her investment and must be able to bear the economic risk of such investment indefinitely.

Dividends
      TexasBanc has not paid any dividends since its inception, and no dividends are expected to be paid by TexasBanc in the foreseeable future if the merger does not occur.
      As a Texas corporation, TexasBanc’s ability to pay dividends is restricted by certain laws and regulations. TexasBanc’s shareholders are entitled to receive dividends out of legally available funds as and when declared by TexasBanc’s board of directors, in its sole discretion. As a Texas corporation, TexasBanc is subject to certain restrictions on dividends under the TBCA. Generally, a Texas corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) unless the corporation is insolvent or the payment of the dividend would render the corporation insolvent. In addition, the agreement and plan of merger prohibits TexasBanc from making, declaring, setting aside or paying dividends on the TexasBanc common stock. See “The Agreement and Plan of Merger — Conduct of TexasBanc Business Pending the Merger” beginning on page 56 of this proxy statement/ prospectus.
      TexasBanc’s primary source of funds is any dividends received from its wholly-owned subsidiary, M&F Financial Corp. As a Delaware corporation, M&F Financial Corp. is subject to certain restrictions on dividends under the Delaware General Corporation Law. Generally, a Delaware corporation may pay dividends to its shareholders out of its surplus or, in case there is no surplus, out its net profits for the fiscal year and the preceding year in which the dividend is declared.
      As bank holding companies with consolidated assets of over $150 million, both TexasBanc and M&F Financial Corp. must maintain certain minimum capital standards in accordance with guidelines adopted by the Federal Reserve. The Federal Reserve’s guidelines are intended to provide a measure of capital that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under these capital guidelines, the Federal Reserve assigns a risk weight factor of 0% to 100% to each category of assets based generally on the perceived credit risk of the asset class. The risk weights are then multiplied by the corresponding asset balances to determine a “risk weighted” asset base. At least half of a bank’s risk-based capital must consist of core (Tier 1) capital, which is comprised of (1) common shareholders’ equity (includes common stock and any related surplus, undivided profits, disclosed capital reserves that represent a segregation of undivided profits, and foreign currency translation adjustments; net of unrealized gains or losses on available-for-sale securities); (2) certain noncumulative perpetual preferred stock and related surplus; and (3) minority interests in the equity capital accounts of consolidated subsidiaries, and excludes goodwill and intangible assets. The remainder, supplementary (Tier 2) capital, may consist of (1) allowance for loan and lease losses, up to a maximum of 1.25% of risk weighted assets; (2) certain perpetual preferred stock and related surplus; (3) hybrid capital instruments; (4) perpetual debt; (5) mandatory convertible debt securities; (6) term subordinated debt; (7) intermediate term preferred stock; and (8) certain unrealized holding gains on equity securities. “Total risk based capital” is determined by combining core capital and supplementary capital.
      Under the Federal Reserve’s regulatory capital guidelines, TexasBanc must maintain a Tier 1 capital to adjusted total assets ratio of at least 4.0%, a Tier 1 capital to risk weighted assets ratio of at least 4.0%, and a total risk based capital to risk weighted assets ratio of at least 8.0%. As of September 30, 2005, TexasBanc had a ratio of Tier 1 capital to adjusted total assets of 9.08%, a ratio of Tier 1 capital to risk-weighted assets of 10.12% and a ratio of total risk based capital to risk-weighted assets of 11.28%. As of that date, TexasBanc could have paid a dividend of $48 million and still met these minimum capital requirements.
      Further, consistent with its policy that bank holding companies should serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of dividends to shareholders unless its net income available has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition.
      In addition, neither TexasBanc nor M&F Financial Corp. engages in separate business activities of a material nature. As a result, their ability to pay dividends depends upon the dividends received from TexasBank. As a Texas-chartered banking association, TexasBank’s ability to pay dividends is restricted by certain laws and regulations. Under the Texas Finance Code, TexasBank generally may not pay a dividend that would reduce its capital or surplus without the prior approval of the Texas Banking Commissioner. All dividends must be paid out of net profits then on hand, after deducting expenses, including losses and provisions for loan losses. As of September 30, 2005, TexasBank could pay a dividend of at least $80 million without the prior approval of the Texas Banking Commissioner.
      The ability of TexasBank, as member of the Federal Reserve, to pay dividends is also restricted under Federal Reserve regulations. Under Federal Reserve regulations, TexasBank may not declare or pay a dividend if the dividend would exceed the bank’s undivided profits as reportable on its Reports of Condition and Income, unless the bank has received the prior approval of Federal Reserve and of at least two-thirds of the shareholders of each class of stock outstanding. As of September 30, 2005, TexasBank had retained earnings of $80 million. Accordingly, TexasBank could pay a dividend of up to that amount in accordance with that regulation.
      The payment of dividends out of net profits is further restricted by Federal Reserve regulations which provide that TexasBank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of TexasBank’s net income (as reportable in its Reports of Condition and Income) during the current calendar year and the retained net income of the prior two calendar years, unless the dividend has been approved by the Federal Reserve. Accordingly, as of September 30, 2005, TexasBank could not pay a dividend exceeding $38.7 million without prior approval of the Federal Reserve.
      TexasBanc is also subject to certain restrictions on paying of dividends as a result of the requirement that it maintain an adequate level of capital in accordance with guidelines promulgated by the Federal Reserve. These guidelines are substantively similar to those applicable to TexasBanc. Accordingly, under the Federal Reserve’s regulatory capital guidelines, TexasBank must maintain a Tier 1 capital to adjusted total assets ratio of at least 4.0%, a Tier 1 capital to risk weighted assets ratio of at least 4.0%, and a total risk based capital to risk weighted assets ratio of at least 8.0%. As of September 30, 2005, TexasBank had a ratio of Tier 1 capital to adjusted total assets of 8.53%, a ratio of Tier 1 capital to risk-weighted assets of 9.38% and a ratio of total risk based capital to risk-weighted assets of 10.54%. As of that date, TexasBank could have paid a dividend of $38 million and still met these minimum capital requirements.
      Finally, the Federal Reserve has the authority to prohibit TexasBank from paying a dividend when the Federal Reserve determines that the dividend would be an unsafe or unsound banking practice.

INFORMATION ABOUT COMPASS
General
      Compass is a Delaware corporation that was organized in 1970. It is a financial holding company registered with the Federal Reserve under the Bank Holding Company Act. Most of Compass’ revenues are from its bank subsidiaries located in Alabama, Arizona, Colorado, Florida, New Mexico and Texas.
      On September 30, 2005, Compass and its subsidiaries had consolidated assets of $30.1 billion, consolidated deposits of $18.8 billion, and total shareholders’ equity of $2.2 billion. See “Where You Can Find More Information” on page 94 and “Selected Historical Financial Data” beginning on page 9.
      Compass’ main offices are at 15 South 20th Street, Birmingham, Alabama 35233, and its telephone number is (205) 297-3000.
Incorporation of Documents by Reference
      The SEC allows Compass to “incorporate by reference” the information it files with the SEC. This permits Compass to disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/ prospectus, except for any information superseded by information contained directly in this proxy statement/ prospectus. The information incorporated by reference is an important part of this proxy statement/ prospectus. The following documents that Compass has filed or will file with the SEC (File No. 0-6032) are incorporated by reference in this proxy statement/ prospectus:

•	its Annual Report on Form 10-K/A for the year ended December 31, 2004;

•	its Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	its Current Reports on Form 8-K filed February 22, 2005, September 19, 2005, January 3, 2006 and January 17, 2006;

•	its Proxy Statement dated March 18, 2005, relating to its annual meeting of shareholders held on April 18, 2005; and

•	the description of Compass common stock contained in its Proxy Statement dated April 16, 1982 relating to its annual meeting of shareholders held on May 17, 1982.
      Compass incorporates by reference additional documents that it might file with the SEC between the date of this proxy statement/ prospectus and the date of the special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
      If you are a beneficial owner of TexasBanc’s common stock and would like a copy of any of the information incorporated by reference in this proxy statement/ prospectus other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information), Compass will provide it to you without charge.
      If you would like to receive any of this information, please call or write Compass at:
Ed Bilek
15 South 15th Street
Birmingham, Alabama 35233
Telephone: (205) 933-3331
      YOU SHOULD MAKE YOUR REQUEST BEFORE FEBRUARY 9, 2006 IN ORDER TO RECEIVE THE INFORMATION BEFORE THE SPECIAL MEETING.

INFORMATION ABOUT TEXASBANC
General
      TexasBanc was incorporated as a Texas corporation on January 31, 1986, under the name M&F Bancshares, Inc., to serve as a bank holding company. TexasBanc became a bank holding company through the acquisition of all of the issued and outstanding common stock of Texas Bank, Weatherford, Texas (now TexasBank), Texas Bank, Denton, Texas (which was subsequently merged into TexasBank), and the predecessor of Brownwood, on December 31, 1986. In April 1990, TexasBanc exchanged all of the common stock of TexasBank and Brownwood for all of the stock of M&F Financial Corp., a Delaware corporation.
      Effective January 1, 2002, TexasBanc completed a tax-free spin-off of Brownwood. At that time, certain TexasBanc shareholders exchanged 29,903 shares of TexasBanc common stock for all of the outstanding shares of common stock of Brownwood. In April 2002, TexasBanc changed its name from “M&F Bancshares, Inc.” to “TexasBanc Holding Co.”
      TexasBanc has no significant assets other than all of the outstanding common stock of M&F Financial Corp., which has no significant assets other than all of the outstanding common stock of TexasBank. TexasBanc derives its revenues primarily from the operations of TexasBank in the form of dividends received indirectly from TexasBank through M&F Financial Corp. TexasBanc does not engage in separate business activities of a material nature apart from the activities it performs for TexasBank. Its primary activities are to provide assistance in the management and coordination of TexasBank’s financial resources and to provide capital, business development, long-range planning, and public relations services for TexasBank.
      TexasBank (formerly Merchants and Farmers National Bank) was chartered on June 22, 1889 as a national banking association and converted into a Texas banking association in 1909. As a Preferred Small Business Association Lender, TexasBank is a full-service bank offering, among other things, trust services; investment services through Raymond James Financial Services, Inc.; insurance services through an unconsolidated subsidiary of TexasBank through an arrangement with the Brants Company; and loans and leases, including commercial loans and leases, consumer, real estate loans and mortgage loans.
      As of September 30, 2005, TexasBanc had, on a consolidated basis, total assets of $1.686 billion, total deposits of $1.459 million, total loans of $1.355 million (net of unearned discount and allowance for loan losses), and total shareholders’ equity of $129.7 million.
      As bank holding companies, both TexasBanc and M&F Financial Corp. are subject to regulation by the Federal Reserve, in accordance with the requirements set forth in the Bank Holding Company Act and by the rules and regulations issued by the Federal Reserve. TexasBanc does not file reports with the SEC, but does voluntarily send annual reports, including audited financial statements, to its shareholders.
Business and Properties
      TexasBank currently has 25 banking centers in six counties throughout North Central Texas and operates 13 banking centers in Tarrant County, six banking centers in Parker County, four banking centers in Denton County, one banking center in Cleburne (Johnson County), and one banking center in Granbury (Hood County). TexasBank has three loan production offices in North Central Texas and one loan production office in Oklahoma City. In June 2005, TexasBank acquired Northwest National Bank of Arlington, a national banking association with a sole location in Arlington, Texas.
Competition
      With $1.33 billion in deposits as of June 30, 2005 within the Dallas-Fort Worth Metropolitan Statistical Area, TexasBanc ranked eleventh in total deposits within that area, with 1.17% of total deposits in the area. As of that date, TexasBanc ranked thirtieth in total deposits in Texas, with 0.38% of total deposits in the state. Each activity in which TexasBanc is engaged involves competition with other banks, as well as with nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside its primary service area, TexasBanc competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. TexasBanc also competes with suppliers of equipment for furnishing equipment and related financing and leasing services. Banks and other financial institutions with which TexasBanc competes may have capital resources and legal loan limits substantially higher than those maintained by TexasBanc.
Employees
      As of September 30, 2005, TexasBanc had 485 full-time equivalent employees.
Stock Ownership of Principal Shareholders, Management and Directors
      The following table sets forth certain information regarding the ownership of TexasBanc common stock as of the record date by (1) the directors of TexasBanc, (2) TexasBanc’s chief executive officer, (3) the four other most-highly compensated executive officers of TexasBanc, (4) any person (including any group) who is known to TexasBanc to be the beneficial owner of more than 5% of TexasBanc common stock; and (5) the directors and executive officers of TexasBanc as a group.
      Under the rules of the SEC, beneficial ownership includes voting or investment power that is sole or shared. Unless otherwise indicated in the footnotes, the percentage beneficial ownership for the following table is based upon 182,696 shares of TexasBanc common stock outstanding as of the record date. To TexasBanc’s knowledge, unless indicated in the footnotes to this table, each person named in the table has sole voting and investment power with respect to all shares of stock attributed to him or her. The references to ownership are derived from TexasBanc’s share transfer records.

		Amount of
		Beneficial		Percent of
Name	Position	Ownership		Class

Joe N. Barnhart	Mortgage Division	—		*
	President of TexasBank

Vernon W. Bryant, Jr.	President and Director	1,200	(1)	*
James T. “Jim” Coleman	Director	1	(2)	*

Dorothy Doss	Director	18,441	(3)	10.09%
616 W. Baylor
Weatherford, TX 76086

Roy Grogan	Director	75	(4)	*

Bill F. Knight	Chairman of the Board	130,304	(5)	71.32%
P. O. Box 388
Weatherford, TX 76086

Glenn T. Monroe	Executive Vice President	125	(6)	*
	of TexasBank

Damon S. “Stan” O’Neil	Regional Banking Center	480	(7)	*
	President of TexasBank

James C. Parks, Jr.	Executive Vice President	250	(8)	*
	of TexasBank

Tom Turner	Director	110		*

Directors and executive officers as a group (21 persons)		152,760	(9)	82.40%

(*)	Less than 1%.

(1)	Includes 360 shares held by Mr. Bryant individually and 303 shares held by Mr. Bryant’s individual retirement accounts. Also includes 48 shares held by Nancy Bryant, Mr. Bryant’s spouse, and 39 shares held by Mrs. Bryant’s individual retirement account. Also includes 450 shares that could be acquired by

Mr. Bryant within 60 days through the exercise of options for TexasBanc common stock, including 50 shares that are not vested but will vest 15 days before the merger is completed.

(2)	Held in the name of James T. or Myrlan Coleman.

(3)	Includes 3,441 shares held by Mrs. Doss individually; 14,526 shares held by The Dorothy Doss Regular Marital Trust, and 474 shares held by The Dorothy Doss Special Marital Trust over which Mrs. Doss has sole voting and investment power.

(4)	Shares are held by Grogan Grandchildren Partners, L.P., over which Mr. Grogan has sole voting and investment power.

(5)	Includes 85,000 shares held by Doss, Ltd., 26,079 shares held by Knight Capital Investment Company, Ltd., 9,509 shares held by the James H. Doss III Exempt Irrevocable 1997 Trust, 9,509 shares held by the John Edgar Doss Exempt Irrevocable 1997 Trust, 150 shares held by the Nancy Doss Knight Exempt Irrevocable 1997 Trust, and 57 shares held by the David Andrew Knight Grantor Trust, over which Mr. Knight has sole voting and investment power.

(6)	Represents shares that could be acquired by Mr. Monroe within 60 days through the exercise of options for TexasBanc common stock, including 62 shares that are not vested but will vest 15 days before the merger is completed.

(7)	Includes 30 shares held by Mr. O’Neil individually, and 50 shares held by Mr. O’Neil’s individual retirement account. Also includes 400 shares that could be acquired by Mr. O’Neil within 60 days through the exercise of options for TexasBanc common stock, including 25 shares that are not vested but will vest 15 days before the merger is completed.

(8)	Represents shares that could be acquired by Mr. Parks within 60 days through the exercise of options for TexasBanc common stock.

(9)	Includes 2,625 shares that could be acquired by executive officers within 60 days through the exercise of options for TexasBanc common stock, including 312 shares that are not vested but will vest 15 days before the merger is completed. Percentage is based on 185,009 shares outstanding.

SUPERVISION AND REGULATION
General
      Financial holding companies and banks are regulated extensively under both federal and state law. Compass is subject to regulation by the Federal Reserve and its bank subsidiaries, referred to as the “Subsidiary Banks”, are subject to regulation by the Federal Reserve and the Federal Deposit Insurance Corporation, or FDIC and the appropriate state banking departments. Compass’ Subsidiary Banks are Compass Bank, an Alabama state bank headquartered in Birmingham, Alabama, and Central Bank of the South, an Alabama state bank headquartered in Anniston, Alabama, both of which are wholly-owned subsidiaries of Compass. Compass’ Subsidiary Banks conduct a general, full-service commercial and consumer banking business in Alabama, Texas, Florida, Colorado, New Mexico and Arizona. Compass Bank also is engaged in the investment, trust and equipment leasing businesses, and other bank operating activities. Central Bank of the South primarily serves as a controlled disbursement facility for commercial deposit customers of Compass Bank. The deposits of each of the Subsidiary Banks are insured by the FDIC. Although the various laws and regulations which apply to Compass and its Subsidiary Banks are intended to insure safe and sound banking practices, they are mainly intended to benefit depositors and the federal deposit insurance fund, not the shareholders of Compass. The following highlights certain laws and regulations affecting Compass and the Subsidiary Banks and should be read in conjunction with the more detailed information incorporated by reference in this proxy statement/ prospectus. See “Where You Can Find More Information” on page 94 and “Information About Compass” on page 78.
Compass
      During 2000, Compass filed a declaration with the Federal Reserve to be certified as a financial holding company under the Gramm-Leach-Bliley Financial Modernization Act of 1999, or GLB Act. As a bank holding company, Compass is required to file with the Federal Reserve an annual report and such additional information as the Federal Reserve may require pursuant to the Bank Holding Company Act of 1956, or BHC Act. The Federal Reserve also may make examinations of Compass and each of its subsidiaries. In addition, certain financial activities of Compass that are permitted by the GLB Act are subject to functional regulation by other state and federal regulatory authorities as described below.
      The GLB Act was enacted on November 12, 1999. The GLB Act permits bank holding companies meeting certain management, capital and community reinvestment standards to engage in a substantially broader range of non-banking activities than were permitted previously, including insurance underwriting and merchant banking activities. Compass has certified that it meets these criteria. The GLB Act repealed sections 20 and 32 of the Glass Steagall Act, permitting affiliations of banks with securities firms and registered investment companies. The GLB Act permits banks to be under common control with securities firms, insurance companies, investment companies and other financial interests if these companies are subsidiaries of a financial holding company. Some of these affiliations are also permissible for bank subsidiaries. The GLB Act gives the Federal Reserve broad authority to regulate financial holding companies, but provides for functional regulation of subsidiary activities by the Securities and Exchange Commission, the Federal Trade Commission, state insurance and securities authorities and similar regulatory agencies.
      The GLB Act includes significant provisions regarding the privacy of financial information. These financial privacy provisions generally require a financial institution to adopt a privacy policy regarding its practices for sharing nonpublic personal information and to disclose that policy to its customers, both at the time the customer relationship is established and at least annually during the relationship. These provisions also generally prohibit Compass from disclosing nonpublic personal financial information to third parties unless customers have the opportunity to opt out of the disclosure.

Interstate Banking and Bank Acquisitions
      Compass continues to be regulated by the BHC Act which requires an financial holding company to obtain the prior approval of the Federal Reserve before it may acquire substantially all the assets of any bank or ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of any such bank. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, facilitates branching and the establishment of agency relationships across state lines and permits bank holding companies to acquire banks located in any state without regard to whether the transaction is prohibited under any state law, subject to certain state provisions, including the establishment by states of a minimum age of their local banks subject to interstate acquisition by out-of-state companies. The minimum age of local banks subject to interstate acquisition is limited to a maximum of five years.
      The states of Alabama, Arizona, Colorado, Florida, New Mexico and Texas, where Compass currently operates banking centers, each have laws relating specifically to acquisitions of banks, bank holding companies and other types of financial institutions organized in those states. The laws of each of these states currently permit out-of-state bank holding companies to acquire banks in Alabama, Arizona, Colorado, Florida, New Mexico and Texas, regardless of where the acquiror is based, subject to the satisfaction of various provisions of state law, including the requirement that the bank to be acquired has been in existence at least five years in Alabama, Arizona, Colorado, New Mexico and Texas and three years in Florida.

Limitations on Loans and Transactions
      The Federal Reserve Act generally imposes certain limitations on extensions of credit and other transactions by and between banks that are members of the Federal Reserve and other affiliates (which includes any holding company of which a bank is a subsidiary and any other non-bank subsidiary of such holding company). Banks that are not members of the Federal Reserve are also subject to these limitations. Further, federal law prohibits a bank holding company and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or the furnishing of services.

Capital Requirements
      In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, was enacted. This act recapitalized the Bank Insurance Fund, of which the Subsidiary Banks are members, and the Savings Association Insurance Fund, which insures certain of the Subsidiary Banks’ deposits; substantially revised statutory provisions regarding capital standards; restricted certain powers of state banks; gave regulators the authority to limit officer and director compensation; and required holding companies to guarantee the capital compliance of their banks in certain instances. Among other things, FDICIA requires the federal banking agencies to take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. FDICIA established five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized,” as defined by regulations adopted by the Federal Reserve, the FDIC and the other federal depository institution regulatory agencies. A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to meet any critical capital level set forth in the regulations. The critical capital level must be a level of tangible equity capital equal to the greater of 2% of total tangible assets or 65% of the minimum leverage ratio to be prescribed by regulation. An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.
      If a depository institution fails to meet regulatory capital requirements, the regulatory agencies can require submission and funding of a capital restoration plan by the institution, place limits on its activities, require the raising of additional capital and, ultimately, require the appointment of a conservator or receiver for the institution. The obligation of a controlling financial holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. If the controlling financial holding company fails to fulfill its obligations under FDICIA and files (or has filed against it) a petition under the Federal Bankruptcy Code, the FDIC’s claim may be entitled to a priority in such bankruptcy proceeding over third party creditors of the bank holding company.
      An insured depository institution may not pay management fees to any person having control of the institution nor may an institution, except under certain circumstances and with prior regulatory approval, make any capital distribution (including the payment of dividends) if, after making such payment or distribution, the institution would be undercapitalized. FDICIA also restricts the acceptance of brokered deposits by insured depository institutions and contains a number of consumer banking provisions, including disclosure requirements and substantive contractual limitations with respect to deposit accounts.
      At September 30, 2005, the Subsidiary Banks were “well capitalized” and were not subject to any of the foregoing restrictions. The Subsidiary Banks do not rely upon brokered deposits as a primary source of deposit funding.
The Subsidiary Banks

General
      In general, federal and state banking laws and regulations govern all areas of the operations of the Subsidiary Banks, including reserves, loans, mortgages, capital, issuances of securities, payment of dividends and establishment of banking centers. Federal and state banking regulatory agencies also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payments may be deemed to constitute an unsafe and unsound practice. Federal and state banking agencies also have authority to impose penalties, initiate civil and administrative actions and take other steps to prevent banks from engaging in unsafe or unsound practices.
      Compass Bank, organized under the laws of the State of Alabama, is a member of the Federal Reserve. As such, it is supervised, regulated and regularly examined by the Alabama State Banking Department and the Federal Reserve. The Subsidiary Banks are also subject to the provisions of the Federal Deposit Insurance Act and to examination by and regulations of the FDIC.

Dividend Limitations
      Compass Bank is governed by Alabama laws restricting the declaration and payment of dividends to 90% of annual net income until its surplus funds equal at least 20% of capital stock. Compass Bank has surplus in excess of this amount. As a member of the Federal Reserve, Compass Bank is subject to dividend limitations imposed by the Federal Reserve that are similar to those applicable to national banks.
      Federal law further provides that no insured depository institution may make any capital distribution, including a cash dividend if, after making the distribution, the institution would not satisfy one or more of its minimum capital requirements. Moreover, the federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments may be deemed to constitute an unsafe and unsound practice. Insured banks are prohibited from paying dividends on their capital stock while in default in the payment of any assessment due to the FDIC except in those cases where the amount of the assessment is in dispute and the insured bank has deposited satisfactory security for the payment thereof.

Laws & Regulations
      The Community Reinvestment Act of 1977, or CRA, and the regulations of the Federal Reserve and the FDIC implementing that act are intended to encourage regulated financial institutions to help meet the credit needs of their local community or communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of such financial institutions. The CRA and its implementing regulations provide that the appropriate regulatory authority will assess the records of regulated financial institutions in satisfying their continuing and affirmative obligations to help meet the credit needs of their local communities as part of their regulatory examination of the institution. The results of such examinations are made public and are taken into account upon the filing of any application to establish a domestic branch or to merge or to acquire the assets or assume the liabilities of a bank. In the case of a bank holding company, the

CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.
      Compass is subject to review and examination from various tax authorities. Compass is currently under examination by a number of states and has received notices of proposed adjustments related to state income taxes due for prior years. Management intends to challenge the proposed adjustments and expects that the final resolution of the examinations will not have a material impact on Compass’ financial position.
      The USA Patriot Act, which is designed to address potential terrorist threats, requires Compass to establish an anti-money laundering program, including customer identification programs and establish due diligence requirements with respect to its private banking operations. The Bank Secrecy Act requires the filing of currency transaction reports and suspicious activity reports with appropriate governmental authorities identifying possible criminal activity conducted through depository institutions.
      If Compass fails to comply with these or other applicable laws and regulations, it may be subject to civil monetary penalties, imposition of cease and desist orders or other written directives, removal of management and in certain circumstances criminal penalties.
      References under the heading “Supervision and Regulation” to applicable statutes are brief summaries of portions thereof, do not purport to be complete and are qualified in their entirety by reference to such statutes.
DESCRIPTION OF COMPASS CAPITAL STOCK
      The following summary of the terms and provisions of the Compass common stock and Compass preferred stock does not purport to be complete and is qualified in its entirety by reference to Compass’ Certificate of Incorporation and the Certificates of Amendment thereto, which include the express terms of the Compass common stock and the Compass preferred stock. Such certificates are incorporated by reference to the registration statement of which this document is a part.
Compass Common Stock
      Compass is incorporated under the Delaware General Corporation Law, or DGCL. Compass is authorized to issue 200,000,000 shares of Compass common stock, of which 124,541,209 shares were issued and outstanding on October 31, 2005. Compass’ board of directors may at any time, without additional approval of the holders of Compass common stock, issue additional authorized but previously unissued shares of Compass common stock.

Dividends
      Holders of Compass common stock are entitled to receive dividends ratably when, as and if declared by Compass’ board of directors from assets legally available for payment of dividends, after payment of all dividends on preferred stock, if any is outstanding. Under the DGCL, Compass may pay dividends out of surplus or net profits for the fiscal year in which declared or for the preceding fiscal year, even if its surplus accounts are in a deficit position. Dividends paid by its Subsidiary Banks are the primary source of funds available to Compass for payment of dividends to its stockholders and for other needs. Compass’ board of directors intends to maintain its present policy of paying regular quarterly cash dividends. The declaration and amount of future dividends will depend on circumstances existing at the time, including Compass’ earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as Compass’ board of directors deems relevant. See “Comparison of Shareholders Rights — Dividends and Repurchases of Shares”; “Selected Financial Data.”
      Compass’ principal assets and sources of income consist of investments in its operating subsidiaries, which are separate and distinct legal entities. Federal and state banking regulations applicable to Compass and its banking subsidiaries require minimum levels of capital which limit the amounts available for payment of dividends. The Subsidiary Banks are governed by Alabama laws restricting the declaration and payment of dividends to 90% of annual net income until its surplus funds equal at least 20% of capital stock. As of the date of this document, Compass Bank has surplus in excess of this amount. As a member of the Federal Reserve System, Compass Bank is also subject to dividend limitations imposed by the Federal Reserve that are similar to those applicable to national banks. See “Where You Can Find More Information” on page 94; “The Merger — Background of the Merger” and “Recommendation of TexasBanc’s Board and Its Reasons for the Merger” beginning on page 26; “Risk Factors” beginning on page 17; “Selected Historical Financial Data” beginning on page 9; “Price Range of Common Stock and Dividends” on page 75; “Comparison of Shareholders Rights — Dividends and Repurchases of Shares” on page 90; and “Information About Compass” on page 78.

Preemptive Rights
      The holders of Compass common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by Compass before such securities are offered to others. The absence of preemptive rights increases Compass’ flexibility to issue additional shares of Compass common stock in connection with acquisitions, employee benefit plans and for other purposes, without affording the holders of Compass common stock a right to subscribe for their proportionate share of those additional securities. Any further issuance of Compass common stock after the effective time of the merger may reduce former TexasBanc’ shareholders’ proportionate interest in Compass.

Voting Rights
      The holders of Compass common stock are entitled to one vote per share on all matters presented to shareholders. Holders of Compass common stock are not entitled to cumulate their votes in the election of directors. See “Comparison of Rights of Shareholders of TexasBanc and Compass — Election of Directors.”

Liquidation
      Upon liquidation, dissolution or the winding up of the affairs of Compass, holders of Compass common stock are entitled to receive their pro rata portion of the remaining assets of Compass after the holders of Compass preferred stock have been paid in full any sums to which they may be entitled.
Compass Preferred Stock
      Compass has authorized 25,000,000 shares of $.10 par value preferred stock. The preferred stock is issuable in one or more series and Compass’ board of directors, subject to certain limitations, is authorized to fix the number of shares, dividend rate, liquidation prices, redemption, conversion, voting rights, and other terms. Compass’ board of directors may issue preferred stock without approval of the holders of Compass common stock. As of September 30, 2005, no shares of Compass preferred stock were issued and outstanding. See “Merger with TexasBanc”; “Risk Factors” and “Comparison of Shareholders Rights — Dividends and Repurchases of Shares.”
COMPARISON OF SHAREHOLDERS RIGHTS
Introduction
      Compass is incorporated under the laws of the State of Delaware and TexasBanc is incorporated under the laws of the State of Texas. The holders of shares of TexasBanc common stock, whose rights as shareholders are currently governed by Texas law, TexasBanc’s Articles of Incorporation, as amended, and TexasBanc’s Bylaws, may, as a result of the merger, become holders of shares of Compass common stock, and their rights as shareholders will be governed by Delaware law, Compass’ Certificate of Incorporation and the Bylaws of Compass. The material differences between the rights of holders of shares of TexasBanc common stock and the rights of holders of shares of Compass common stock, which are summarized below, result from differences in Delaware and Texas law and the governing corporate documents of the two companies.

      The following summary does not purport to be a complete statement of the rights of holders of shares of Compass common stock under applicable Delaware law, Compass’ Certificate of Incorporation and Compass’ Bylaws or a comprehensive comparison with the rights of the holders of shares of TexasBanc common stock under Texas law, TexasBanc’s Articles of Incorporation and TexasBanc’s Bylaws, or a complete description of the specific provisions referred to in this proxy statement/ prospectus. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL, the TBCA and the governing corporate documents of Compass and TexasBanc, to which holders of shares of TexasBanc common stock are referred. See the section entitled “Where You Can Find More Information” at page 94.
Charter and Bylaw Provisions Affecting Compass Stock
      Compass’ Certificate of Incorporation and Bylaws contain several provisions which may make Compass a less attractive target for an acquisition of control by anyone who does not have the support of Compass’ board of directors. Such provisions include, among other things, the requirement of a supermajority vote of stockholders or directors to approve certain business combinations and other corporation actions, a minimum price provision, several special procedural rules, a staggered board of directors, and the limitation that stockholder actions without a meeting may only be taken by unanimous written stockholder consent. TexasBanc’s Articles of Incorporation require two-thirds vote by the shareholders for any merger, the sale of all of the corporation’s assets or dissolution, and the TBCA requires that shareholders may take action without a meeting only by unanimous written consent, unless the Texas corporation’s articles of incorporation provide otherwise. TexasBanc’s Articles of Incorporation do not provide that shareholders may take action without a meeting by less than unanimous written consent.
Certain Differences Between the Corporation Laws of Delaware and Texas and Corresponding Charter and Bylaw Provisions
      Certain differences between the DGCL and the TBCA, as well as a description of the corresponding provisions contained in Compass’ and TexasBanc’s respective charter and bylaws, as such differences may affect the rights of shareholders, are set forth below. The following summary does not purport to be complete and is qualified in its entirety to the TBCA and the DGCL and applicable charter and bylaw provisions.

Merger
      The DGCL requires approval of the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote on a merger in order to effect that merger. Unless required by its certificate of incorporation, no stockholder vote is required of a corporation surviving a merger if (1) such corporation’s certificate of incorporation is not amended by the merger; (2) each share of stock of such corporation will be an identical share of the surviving corporation after the merger; and (3) either no shares are to be issued by the surviving corporation or the number of shares to be issued in the merger does not exceed 20% of such corporation’s outstanding common stock immediately before the effective date of the merger. Compass’ Certificate of Incorporation requires supermajority approval by its board of directors and stockholders in certain cases, as described above. See “Risk Factors” beginning on page 17 and “— Charter and Bylaw Provisions Affecting Compass Stock.”
      TexasBanc’s Bylaws follow the TBCA’s general requirement that the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve a merger, or if any class of shares is entitled to vote as a class on the approval of a merger, the affirmative vote of the holders of at least two-thirds of the shares in each such class and the affirmative vote of the holders of at least two-thirds of the shares otherwise entitled to vote. Similar voting requirements apply for share exchanges or conversions. The TBCA does not require a vote by the shareholders of the surviving corporation if after the merger (1) the articles of incorporation of the surviving corporation will not differ from its articles of incorporation before the merger; (2) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger; (3) the voting power of the number of voting shares outstanding immediately after the merger, plus the voting power of the number of voting shares issuable as a result of the merger, will not exceed by more than 20% the voting power of the total number of voting shares of the surviving corporation before the merger; (4) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger; and (5) the board of directors of the surviving corporation adopts a resolution approving the agreement and plan of merger.

Amendment of Certificate of Incorporation
      Under the DGCL, amendments to a corporation’s certificate of incorporation must be approved by a resolution of the board of directors declaring the advisability of the amendment, and by the affirmative vote of a majority of the outstanding shares entitled to vote. If an amendment would increase or decrease the number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or other special rights of a class of outstanding shares so as to affect the class adversely, then a majority of shares of that class also must approve the amendment. The DGCL also permits a corporation to make provision in its certificate of incorporation requiring a greater proportion of voting power to approve a specified amendment.
      Under the TBCA, the Articles of Incorporation of TexasBanc may be amended only if the proposed amendment receives the affirmative vote of the holders of at least two-thirds of the outstanding shares of voting stock of TexasBanc and the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class that are entitled to vote as a class on the amendment.

Amendment of Bylaws
      Under the DGCL, the power to adopt, amend or repeal a corporation’s bylaws resides with the stockholders entitled to vote on the bylaws, and with the directors of such corporation if such power is conferred upon the board of directors by the certificate of incorporation. Compass’ Certificate of Incorporation authorizes the Compass board to adopt, amend or repeal Compass’ Bylaws at any regular or special meeting solely upon the affirmative vote of both 80% of the board and a majority of the continuing directors. Compass’ Bylaws may also be repealed, altered, amended or new bylaws adopted by the 80% of the shares entitled to vote at a meeting of stockholders and by an independent majority of the stockholders.
      Under the TBCA and TexasBanc’s Bylaws, the board of directors of TexasBanc may alter, amend or repeal the TexasBanc Bylaws without shareholder approval, although bylaws made by the TexasBanc board of directors, and the power conferred upon the board of directors to amend such bylaws, may be altered or repealed by the shareholders.

Appraisal Rights
      Because the common stock of Compass is designated as a national market system security on the NASDAQ, the holders of Compass common stock are not entitled to appraisal rights under Delaware law.
      Under Article 5.11 of the TBCA, a shareholder generally has the right to dissent from any merger to which the corporation is a party, from any sale of all or substantially all assets of the corporation, or from any plan of exchange and to receive fair value for his or her shares. However, dissenters’ rights are not available with respect to a plan of merger in which there is a single surviving corporation, or with respect to any plan of exchange, if (i) the shares held by the shareholder are part of a class or series, shares of which are listed on a national securities exchange or the NASDAQ Stock Market, designated on the NASDAQ National Market System or held of record by not less than 2,000 holders on the record date fixed to determine the shareholders entitled to vote on the plan of merger or the plan of exchange, (ii) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares) to be provided to any other holder of shares of the same class or series held by such shareholder, and (iii) the shareholder is not required by the terms of the plan of merger or plan to exchange to accept for his or her shares any consideration other than (a) shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series of shares that are (1) listed, or authorized for listing upon official notice of issuance, on a national securities exchange, (2) approved for quotation on the NASDAQ National Market System, or (3) held of record by not less than 2,000 holders, and (b) cash in lieu of fractional shares otherwise entitled to be received. As such, the holders of shares of TexasBanc common stock are entitled to appraisal rights in connection with the merger.
      For a summary of Texas law regarding dissenting shareholders’ appraisal rights see the section entitled “The Agreement and Plan of Merger — Dissenters’ Rights” beginning on page 63 and Appendix D.

Special Meetings
      Stockholders of Delaware corporations do not have a right to call special meetings unless such right is conferred upon the stockholders in the corporation’s certificate of incorporation or bylaws. Compass’ Certificate of Incorporation prohibits stockholders from calling special meetings.
      Under the TBCA, special meetings of the shareholders may be called at any time by the board of directors, the chairman of the board, the president or holders of at least 10% of the shares entitled to vote at the meeting. TexasBanc’s Bylaws provide that special meetings of the shareholders may be called by the board of directors, president or the holders of at least 10% of the shares entitled to vote at the meeting.

Actions Without a Meeting
      Under the DGCL, any action by a corporation’s stockholders must be taken at a meeting of such stockholders, unless a consent in writing setting forth the action so taken is signed by the stockholders having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. Actions by written consent, however, may not be taken if otherwise provided for in the certificate of incorporation. Compass’ Certificate of Incorporation prohibits stockholder action by written consent except where such action is taken unanimously.
      Under the TBCA, any action required to be taken at an annual or special meeting of shareholders may be taken without a meeting if all shareholders entitled to vote with respect to the action consent in writing to such action or, if the corporation’s articles of incorporation so provide, if a consent in writing is signed by holders of shares having not less than the minimum number of votes necessary to take such action at a meeting of shareholders. TexasBanc’s Articles of Incorporation do not provide that shareholders may take action without a meeting by less than unanimous written consent, and TexasBanc’s Bylaws provide for shareholder action by written consent if signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Election of Directors
      The DGCL provides that, unless the certificate of incorporation or the bylaws specify otherwise, a corporation’s directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Under the DGCL, a corporation’s certificate of incorporation may provide that shareholders of a corporation can elect directors by cumulative voting. The DGCL permits, but does not require, a classified board of directors, divided into as many as three classes. Compass’ Certificate of Incorporation provides that shareholders are not entitled to cumulate their votes for directors, but it does call for a classified board of directors, dividing Compass’ board of directors into three classes, with one class elected each year and with each director elected for a term of three years. Currently, three directors serve as Class I directors, three directors serve as Class II directors, and three directors serve as Class III directors. See “Description of Compass Common and Preferred Stock — Voting Rights.”
      The TBCA provides that the board of directors is to consist of one or more members as fixed by the articles of incorporation or bylaws. TexasBanc’s Articles of Incorporation call for neither cumulative voting nor a classified board of directors. TexasBanc’s Articles of Incorporation entitle its shareholders to vote at each election of directors, to vote in person or by proxy the number of shares owned by such shareholder for as many persons as there are directors to be elected and for whose election such shareholder has a right to vote.

Voting on Sale of Assets
      Under current Delaware law a corporation may not sell all or substantially all of its assets unless the proposed sale is authorized by a majority of the outstanding shares of voting stock of the corporation, and the fact that the corporation continues to engage in business after the sale will not excuse the requirement of shareholder authorization. Compass’ Certificate of Incorporation does not provide for a different vote than that required by Delaware law.
      Current Texas law generally requires the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve the sale, lease, exchange or other disposition of all or substantially all the corporation’s assets if other than in the usual and regular course of business, or if any class of shares is entitled to vote as a class on the approval of the sale, lease, exchange or other disposition of all or substantially all the corporation’s assets, the vote required for approval of such transaction is the affirmative vote of the holders of at least two-thirds of the shares in each such class and the affirmative vote of the holders of at least two-thirds of the shares otherwise entitled to vote. The TBCA does not require shareholder approval of a sale of assets in the usual and regular course of business unless otherwise specified in the articles of incorporation. Under the TBCA, a sale of assets is deemed to be in the usual and regular course of business if the corporation will, directly or indirectly, either continue to engage in one or more businesses or apply a portion of the consideration received in connection with the transaction to the conduct of a business in which it engages after the transaction. TexasBanc’s Articles of Incorporation does not provide for a different vote than required by Texas law.

Dividends and Repurchases of Shares
      The DGCL permits a corporation to declare and pay dividends out of surplus or if there is no surplus, out of net profits for the fiscal year as long as the amount of capital of the corporation after the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation. Holders of Compass common stock are entitled to receive dividends ratably when, as and if declared by Compass’ board of directors from assets legally available for payment of dividends, after payment of all dividends on preferred stock, if any is outstanding.
      The TBCA provides that the board of directors of a corporation may authorize and the corporation may make distributions; provided, that a distribution may not be made if (1) after giving effect to the distribution, the corporation would be insolvent or (2) the distribution exceeds the surplus of the corporation. But a corporation may make a distribution involving a purchase or redemption of any of its own shares if the purchase or redemption is made by the corporation to (1) eliminate fractional shares, (2) collect or compromise indebtedness owed by or to the corporation, (3) pay dissenting shareholders entitled to payment for their shares under the TBCA or (4) effect the purchase or redemption of redeemable shares in accordance with the TBCA. TexasBanc’s Articles of Incorporation provide that holders of TexasBanc common stock are entitled to receive dividends ratably when, as and if declared by TexasBanc’s board of directors from assets legally available for payment of dividends, after payment of all dividends on preferred stock, if any is outstanding.
      See “Where You Can Find More Information” on page 94; “Selected Historical Financial Data” beginning on page 9; “Price Range of Common Stock and Dividends” beginning on page 75; and “Description of Compass Capital Stock” beginning on page 85.

Preemptive Rights.
      Both Delaware and Texas law do not require shareholders to have preemptive rights. Neither Compass’ nor TexasBanc’s shareholders possess preemptive rights.

Limitation of Liability of Directors
      The DGCL provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to such corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	willful or negligent violation of provisions of the DGCL governing payment of dividends and stock purchases or redemptions;

•	for any transaction from which the director derived an improper personal benefit; or

•	any act or omission before the adoption of such a provision in the certificate of incorporation.
      Compass’ Certificate of Incorporation eliminates the monetary liability of directors for the items listed above.
      Under the TBCA, a corporation’s articles of incorporation may eliminate all monetary liability of each director to the corporation or its shareholders for conduct in the performance of a director’s duties other than some conduct specifically excluded from protection. Texas law does not permit any limitation of liability of a director for:

•	breaching the duty of loyalty to the corporation or its shareholders;

•	an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of law;

•	a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or

•	an act or omission for which the liability of a director is expressly provided by an applicable statute.
      TexasBanc’s Articles of Incorporation are silent with respect to the limitation of liability of its officers and directors. However, the Articles of Incorporation do provide for indemnification of TexasBanc’s officers and directors. See “— Indemnification of Officers and Directors” below.

Indemnification of Officers and Directors
      Delaware law permits Compass to indemnify its officers, directors and other agents to substantially the same extent that the Texas statute permits TexasBanc to indemnify its directors, except that (1) a director need not have reasonably believed that his conduct was in the best interests of Compass so long as he believed his conduct to be not opposed to the best interests of Compass and (2) no indemnification may be provided to any person in respect of any matter as to which he has been adjudged liable to Compass, except to the extent that the Delaware Chancery Court or the court in which the matter was brought determines such person is fairly and reasonably entitled to indemnification and then only for such expenses as the court deems proper.
      Delaware law permits Compass to pay expenses of a director or officer in advance of a final disposition of a proceeding if the director or officer provides Compass with an undertaking to repay such expenses if it is ultimately determined that he is not entitled to be indemnified. Compass also is permitted to pay expenses incurred by other employees and agents upon such terms and conditions, if any, as the Compass board of directors deems appropriate.

      Compass’ Certificate of Incorporation authorizes indemnification of officers, directors and others to the fullest extent permitted by Delaware law.
      Both Texas and Delaware law currently provide that a corporation is required to indemnify any director or officer of the corporation who has been or is threatened to be made a party to a legal proceeding by reason of his service to the corporation if the director or officer is successful on the merits or otherwise in the defense of such proceeding. In addition, both Texas and Delaware law currently permit a corporation to purchase and maintain on behalf of its directors and officers insurance with respect to any liability asserted against or incurred by such persons, whether or not the corporation would have the power under applicable law to indemnify such persons.
      Under current Delaware law, Compass may be permitted to indemnify its directors against some liabilities for which indemnification is not permitted under Texas law. To the extent that the Delaware statute is construed to permit indemnification of directors under circumstances in which indemnification is not permitted by Texas law, the adoption by Compass of the Bylaw that obligates Compass to indemnify its directors to the fullest extent permitted by Delaware law may represent a conflict of interest for the directors of TexasBanc and may operate to their benefit at the expense of TexasBanc.
      The SEC has expressed its opinion that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act of 1933 is against public policy and, therefore, is unenforceable.
      Texas law currently permits TexasBanc to indemnify any person who has been or is threatened to be made a party to a legal proceeding because he is or was a director of TexasBanc, or because he served at the request of TexasBanc as a principal of another business or employee benefit plan, against any judgments, penalties, fines, settlements and reasonable expenses incurred by him in connection with the proceeding. However, TexasBanc may not indemnify a director in reliance on this statute unless the director (1) conducted himself in good faith, (2) reasonably believed that his conduct was in the best interests of TexasBanc or, in the case of action not taken in his official capacity, was not opposed to the best interests of TexasBanc, and (3) in the case of a criminal proceeding, had no reason to believe that his conduct was unlawful. TexasBanc also may not indemnify a director in reliance on this statute for judgments or settlements if the director has been found liable to TexasBanc or is found to have received an improper personal benefit.
      Texas law permits TexasBanc to pay expenses of a director in advance of the final disposition of a proceeding for which indemnification may be provided on the condition that TexasBanc receives (1) a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification and (2) an undertaking by or on behalf of the director that he will repay such expenses if it is ultimately determined that he is not entitled to be indemnified. This statute also permits TexasBanc to indemnify its officers, employees and other agents other than those officers, employees and agents who are also directors, to the same extent and under the same circumstances that it allows for directors.
      TexasBanc’s Articles of Incorporation authorizes indemnification of officers, directors and others in a manner consistent with Texas law.

Removal of Directors
      A majority of stockholders of a Delaware corporation may remove a director with or without cause, unless the directors are classified and elected for staggered terms, in which case, directors may be removed only for cause. Compass’ Certificate of Incorporation provides that the directors are classified and elected for staggered terms, and any such removal must be for cause after a supermajority vote (80%) of the stockholders.
      Under the TBCA, the articles of incorporation or bylaws of a Texas corporation may provide that at any meeting of shareholders called expressly for that purpose, the holders of a majority of the shares then entitled to vote at an election of directors may vote to remove any director or the entire board of directors, with or without cause, subject to further restrictions on removal that the bylaws may contain. TexasBanc’s Bylaws provide that a director may be removed at any time, with or without cause, at any special meeting of the shareholders, by the affirmative vote of a majority of the shares entitled to vote at such meeting.

Inspection of Books and Records
      Under Delaware law, any stockholder of a Delaware corporation making a proper written demand may inspect the stock ledger, the list of stockholders and any other corporate books and records for any purpose reasonably related to the shareholder’s interest as a shareholder.
      Under Texas law, any shareholder who holds at least 5% of all of the outstanding shares of a corporation or that has held its shares for at least six months has the right, upon proper demand, to examine at any reasonable time, for any proper purpose, the relevant books and records of account, minutes and share transfer records of the corporation.

Antitakeover Provisions
      Delaware has enacted antitakeover legislation. Compass has opted out of such provisions as provided by the DGCL. Certain provisions of Compass’ Certificate of Incorporation and Bylaws limiting a takeover without the support of its board of directors are described in “— Charter and Bylaw Provisions Affecting Compass Stock.”
      Texas law provides that a Texas corporation with 100 or more shareholders may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “affiliated shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an affiliated shareholder unless:

•	the business combination or purchase or acquisition of shares made by the affiliate shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder, or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder became an affiliated shareholder.
      A Texas corporation may elect to opt out of these provisions. TexasBanc has not made such an election.

Nomination of Director Candidates by Shareholders
      Compass’ Certificate of Incorporation and Bylaws establish procedures that shareholders must follow to nominate persons for election to Compass’ board. The shareholder making the election must deliver notice to Compass’ Secretary between 14 and 60 days before the meeting of the stockholders called to elect directors. However, if less than 21 days’ notice is given of the meeting date, that notice by the stockholder must be delivered by the tenth day after the day on which notice of the meeting was mailed to stockholders. The notice must set forth certain information about the person to be nominated similar to information required for disclosure in proxy solicitations for director election pursuant to Exchange Act Regulation 14A.
      Neither TexasBanc’s Articles of Incorporation nor its Bylaws contain provisions regarding the nomination of directors.
OTHER MATTERS
      TexasBanc’s management is not aware of any other matters to be brought before the special meeting of the shareholders. However, if other matters are properly brought before the meeting, the persons named in the enclosed forms or proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.

LEGAL MATTERS
      Jerry W. Powell, Esquire, General Counsel, Secretary and an employee of Compass, has rendered an opinion concerning the validity of the securities being offered pursuant to this document and certain other matters. As of September 30, 2005, Mr. Powell was the beneficial owner of an aggregate of approximately 236,221 shares of Compass common stock. Wachtell, Lipton, Rosen & Katz and Jenkens & Gilchrist, a Professional Corporation, have passed upon, among other things, certain federal income tax consequences of the merger, and the receipt by Compass and TexasBanc, respectively, of their respective opinions as to such federal income tax consequences of the merger is a condition to the closing of the merger.
EXPERTS
      PricewaterhouseCoopers LLP has served as Compass Bancshares, Inc.’s independent registered public accounting firm since March 29, 2002. The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Compass incorporated in this proxy statement/ prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2004 have been so incorporated in reliance on the report, which contains an explanatory paragraph relating to the restatement of Compass’ consolidated financial statements as described in Note 1 to the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      Compass is a publicly traded company and is required to file certain reports, proxy statements and other information with the SEC. The SEC maintains a web site on the Internet that contains reports, proxy statements and other information about public companies, including Compass. The address of that site is http://www.sec.gov. You may also read and copy any materials filed with the SEC by Compass at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
      Compass has filed a registration statement on Amendment No. 1 to Form S-4 with the SEC that registers the Compass common stock to be issued in the merger. This proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of Compass and a proxy statement of TexasBanc for the special meeting. Compass has supplied all of the information contained in this proxy statement/ prospectus relating to Compass and Merger Sub. TexasBanc has supplied all of the information relating to TexasBanc.
      This proxy statement/ prospectus does not contain all of the information in the registration statement. Please refer to the registration statement for further information about Compass and the Compass common stock to be issued in the merger. Statements contained in this proxy statement/ prospectus concerning the provisions of certain documents included in the registration statement are not necessarily complete. A complete copy of each document is filed as an exhibit to the registration statement. You may obtain copies of all or any part of the registration statement, including exhibits thereto, upon payment of the prescribed fees, at the offices of the SEC listed above.
      This proxy statement/ prospectus incorporates by reference important business and financial information about Compass that is not included in or delivered with the proxy statement/ prospectus. That information is available without charge upon your request to Ed Bilek, 15 South 20th Street, Birmingham, Alabama 35233, (205) 933-3331.
YOU SHOULD MAKE YOUR REQUEST BEFORE FEBRUARY 9, 2006 IN ORDER TO RECEIVE THE INFORMATION BEFORE THE MEETING.

APPENDIX A
AGREEMENT AND PLAN OF MERGER
(including amendment)

AGREEMENT AND PLAN OF MERGER
dated as of September 17, 2005
between
COMPASS BANCSHARES, INC.
XYZ ACQUISITION CORP.
and
TEXASBANC HOLDING CO.

ANNEX 1
FORM OF LICENSE AGREEMENT
ANNEX 2
FORM OF AFFILIATE LETTER

      AGREEMENT AND PLAN OF MERGER, dated as of September 17, 2005 (this “Agreement”), between Compass Bancshares, Inc., a Delaware corporation (“Compass”), XYZ Acquisition Corp., a Delaware corporation (“Merger Sub”), and TexasBanc Holding Co., a Texas corporation (“TexasBanc”).
RECITALS
      A. The Proposed Transaction. The parties intend to effect a strategic business combination through the merger of TexasBanc with and into Merger Sub (the “Merger”), with Merger Sub as the surviving corporation (the “Surviving Corporation”).
      B. Board Determinations. The respective boards of directors of Compass, Merger Sub and TexasBanc have each determined that the Merger and the other transactions contemplated hereby are consistent with and will further their respective business strategies and goals, and are in the best interests of their respective stockholders or shareholders and, therefore, have approved the Merger, this Agreement and the plan of merger contained in this Agreement.
      C. Employment Agreements. As an inducement and condition to Compass’ willingness to enter into this Agreement, certain employees of TexasBanc have entered into employment agreements in form and substance reasonably acceptable to such employees and the parties hereto.
      D. Registration Rights Agreement. Concurrently with the execution and delivery of this Agreement, as a condition and inducement to Compass’ willingness to enter into this Agreement, Compass and certain shareholders of TexasBanc are entering into a registration rights agreement dated as of the date hereof covering the shares of the TexasBanc Common Stock owned or controlled by such Persons (the “Registration Rights Agreement”);
      D. License Agreement. As a condition and inducement to Compass’ willingness to enter into this Agreement, TexasBank, a Texas banking association with its home office in Fort Worth, Texas (“TexasBank”) and a wholly-owned indirect subsidiary of TexasBanc, and TexasBank, a Texas banking association with its home office in Brownwood, Texas (“Brownwood”), have entered into a license agreement, in the form attached hereto as Annex 1 providing Brownwood with the limited, exclusive, right to use certain trademarks of TexasBank in the applicable geographic region, prohibiting Brownwood from using such trademarks in certain regions, and prohibiting TexasBank from using such trademarks in certain regions (the “License Agreement”);
      E. Shareholder Voting Agreements. Concurrently with the execution and delivery of this Agreement, as a condition and inducement to Compass’ willingness to enter into this Agreement, Compass and certain shareholders of TexasBanc are entering into shareholder voting agreements dated as of the date hereof covering in the aggregate 81% of the TexasBanc Common Stock (the “Shareholder Voting Agreements”); and
      D. Intended Tax Treatment. The parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations thereunder and intend for this Agreement to constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
      Now, Therefore, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, Compass, Merger Sub and TexasBanc agree as follows:
ARTICLE I
Definitions; Interpretation
      1.01.     Definitions. This Agreement uses the following definitions:
      “Acquisition Proposal” means a proposal for a merger, consolidation or other business combination, or tender or exchange offer, involving TexasBanc or any of its Significant Subsidiaries or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the stock, business, assets or deposits of, TexasBanc or any of its Significant Subsidiaries, other than the transactions contemplated hereby.
      “Affiliate” means with respect to any Person, those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person.
      “Aggregate Cash Consideration” means $231,750,000 less the product of (i) the number of Dissenting Shares (determined as of the Effective Time based upon those shareholders who have filed written objections to the Merger or the Agreement, setting out that such shareholders’ right to dissent will be exercised if the Merger is effective) and (ii) the Per Share Consideration.
      “Aggregate Compass Share Amount” means 4,938,206 shares of Compass Common Stock.
      “Agreement” has the meaning assigned in the preamble to this Agreement.
      “ATM” has the meaning assigned in Section 5.03(w).
      “Benefit Arrangement” means, with respect to TexasBanc, each of the following (a) under which any Employee or any of its current or former directors has any present or future right to benefits, (b) that is sponsored or maintained by it or its Subsidiaries, or (c) under which it or its Subsidiaries has had or has any present or future liability: each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, paid time off benefits and other employee benefit plan, agreement, program, policy or other arrangement (with respect to any of preceding, whether or not subject to ERISA and whether or not such policy or arrangement has been reduced to writing).
      “BHC Act” means the Bank Holding Company Act of 1956.
      “Brownwood” has the meaning assigned in Section 3.01(b).
      “Cash Designated Shares” has the meaning assigned in Section 3.01(c).
      “Cash Election Shares” has the meaning assigned in Section 3.01(c).
      “Closing” has the meaning assigned in Section 2.02.
      “Closing Date” has the meaning assigned in Section 2.02.
      “Code” has the meaning assigned in the Recitals.
      “Compass” has the meaning assigned in the preamble to this Agreement.
      “Compass Common Stock” means the common stock, par value $2.00 per share, of Compass.
      “Compass Preferred Stock” means the Preferred Stock, par value $.10 per share, of Compass.
      “Compass Share Price” means the average of the closing sale prices of one share of Compass Common Stock for the ten consecutive trading days immediately preceding the Closing Date on the NASDAQ as reported by The Wall Street Journal.
      “Compass Stock” means, collectively, the Compass Common Stock and the Compass Preferred Stock.
      “Compass Stock Option” means an outstanding and unexercised option held by a director or employee of Compass to purchase Compass Common Stock.
      “Compass Stock Plans” means the Compass Bancshares, Inc. Employee Stock Ownership Plan, the Compass Bancshares, Inc. SmartInvestor Retirement Plan, the Compass Bancshares, Inc. Employee Stock Ownership Restoration Plan, the Compass Bancshares, Inc. SmartInvestor Retirement Restoration Plan, the Compass Bancshares, Inc. Deferred Compensation Plan, the Compass Bancshares, Inc. Share Accumulation Plan, the Compass Bancshares, Inc. 2002 Incentive Compensation Plan, the Compass Bancshares, Inc. 1999 Omnibus Stock Incentive Plan, the Compass Bancshares, Inc. 1996 Long-Term Incentive Plan, the Directors and Executive Stock Purchase Plan and the Directors’ Compensation and Business Development Plan.

      “Confidentiality Agreement” has the meaning assigned in Section 6.05(b).
      “Consideration” has the meaning assigned in Section 3.01(a).
      “Constituent Documents” means the charter or articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.
      “Contract” means any written contract, agreement, license, lease or other instrument, and all amendments, modifications and supplements thereto.
      “Covered Employees” has the meaning assigned in Section 6.12(a).
      “CRA” has the meaning assigned in Section 5.03(q).
      “Delaware Certificate of Merger” has the meaning assigned in Section 2.03.
      “DGCL” means the Delaware General Corporation Law.
      “Disclosure Schedule” has the meaning assigned in Section 5.01.
      “Dissenting Shareholder” has the meaning assigned in Section 3.05(a).
      “Dissenting Shares” means shares of TexasBanc Common Stock the holders of which have perfected and not withdrawn or lost their right to dissent with respect to such shares under Article 5.11 of the TBCA.
      “Effective Time” has the meaning assigned in Section 2.03.
      “Election Deadline” has the meaning assigned in Section 3.01(c).
      “Election Form” has the meaning assigned in Section 3.01(c).
      “Election Form Record Date” has the meaning assigned in Section 3.01(c).
      “Employees” means current and former employees of TexasBanc.
      “Environmental Laws” means the statutes, rules, regulations, ordinances, codes, orders, decrees, and any other laws (including common law) of any foreign, federal, state, local, and any other Governmental Authority, regulating, relating to or imposing liability or standards of conduct concerning pollution, or protection of human health and safety or of the environment, as in effect on or prior to the date of this Agreement.
      “ERISA” means the Employee Retirement Income Security Act of 1974.
      “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
      “Exception Shares” means, collectively, shares of TexasBanc Common Stock (i) owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith, by TexasBanc or by Compass and (ii) Dissenting Shares.
      “Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations thereunder.
      “Exchange Agent” has the meaning assigned in Section 3.02(a).
      “Exchange Ratio” means the quotient, rounded to the nearest one ten-thousandth, of (A) the Per Share Consideration divided by (b) the Compass Share Price.
      “Final Compass Share Value” means the arithmetic average of the high and low sales prices of Compass Common Stock reported on the NASDAQ on the Closing Date.
      “GAAP” has the meaning assigned in Section 5.03(g).

      “Governmental Authority” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.
      “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder.
      “Indemnified Party” has the meaning assigned in Section 6.11(a).
      “Lease Agreements” has the meaning assigned in Section 5.03(v).
      “Laws” means any statutes, rules, regulations, ordinances, codes, orders, decrees, and any other laws (including common law) of any foreign, federal, state, local, and any other Governmental Authority.
      “License Agreement” has the meaning assigned in the Recitals.
      “Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.
      “Mailing Date” has the meaning assigned in Section 3.01(c).
      “Material Adverse Effect” means, with respect to Compass or TexasBanc, any effect that

(a) is material and adverse to the financial condition, results of operations or business of Compass and its Subsidiaries, taken as a whole, or TexasBanc and its Subsidiaries, taken as a whole, respectively, excluding (with respect to each of clause (1),(2) or (3), only to the extent that the effect of a change on it is not materially different than on U.S. banking or financial services organizations generally) the impact of (1) changes in banking and other Laws of general applicability or changes in the interpretation thereof by Governmental Authorities, (2) changes in GAAP or regulatory accounting requirements applicable to U.S. banking or financial services organizations generally, (3) changes in prevailing interest rates or other general economic conditions affecting U.S. banking or financial services organizations generally, (4) actions or omissions of a party to this Agreement required by this Agreement or taken with the prior written consent of the other party to this Agreement, in contemplation of the transactions contemplated hereby, and (5) to the extent consistent with GAAP, any modifications or changes to valuation policies or practices, or restructuring charges in connection with the Merger; or

(b) would materially impair the ability of Compass or TexasBanc, respectively, to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
      “Material Contracts” has the meaning assigned in Section 5.03(k).
      “Merger” has the meaning assigned in the Recitals.
      “Merger Sub” has the meaning assigned in the Preamble.
      “Merger Sub Common Stock” means the common stock, par value $1.00 per share, of Merger Sub.
      “NASDAQ” means The Nasdaq Stock Market, Inc.
      “New Certificates” has the meaning assigned in Section 3.02(a).
      “No Election Shares” has the meaning assigned in Section 3.01(c).
      “Notice Period” has the meaning assigned in Section 6.06(c).
      “Old Certificate” has the meaning assigned in Section 3.01(b).
      “Old Share” has the meaning assigned in Section 3.01(b).
      “Owned Real Property” has the meaning assigned in Section 5.03(v).
      “party” means Compass, Merger Sub or TexasBanc.
      “Patriot Act” has the meaning assigned in Section 5.03(q).
      “Per Share Cash Consideration” has the meaning assigned in Section 3.01(a)(2).

      “Per Share Consideration” means the sum, rounded to the nearest whole cent, of (A) $1,252.97 plus (B) the product, rounded to the nearest one ten thousandth, of the Share Ratio times the Compass Share Price.
      “Per Share Stock Consideration” has the meaning assigned in Section 3.01(a)(1).
      “Person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.
      “Previously Disclosed” means information set forth by a party in the applicable paragraph of its Disclosure Schedule, or any other paragraph of its Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Disclosure Schedule is also applicable to the section of this Agreement in question).
      “Proxy Statement” has the meaning assigned in Section 6.03(a).
      “Registration Rights Agreement” has the meaning assigned in the Recitals.
      “Registration Statement” has the meaning assigned in Section 6.03(a).
      “Regulatory Filings” has the meaning assigned in Section 5.04(g).
      “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.
      “Requisite Regulatory Approvals” has the meaning assigned in Section 6.10(a).
      “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such first Person.
      “SEC” means the United States Securities and Exchange Commission.
      “Secretary of State (Del)” means the Secretary of State of the State of Delaware.
      “Secretary of State (TX)” means the Secretary of State of the State of Texas.
      “Securities Act” means the Securities Act of 1933 and the rules and regulations thereunder.
      “Share Ratio” means 26.6987.
      “Shareholder Voting Agreements” has the meaning assigned in the Recitals.
      “Stock Designated Shares” has the meaning assigned in Section 3.01(c).
      “Stock Election Shares” has the meaning assigned in Section 3.01(c).
      “Subsidiary” and “Significant Subsidiary” have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X promulgated by the SEC.
      “Surviving Corporation” has the meaning assigned in the Recitals.
      “Takeover Laws” has the meaning assigned in Section 5.03(o).
      “Takeover Provisions” has the meaning assigned in Section 5.03(o).
      “Tax” and “Taxes” means (i) any and all federal, state, local or foreign taxes, charges, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Time, and (ii) any transferee liability in respect of any items described in clause (i).
      “Tax Returns” means any and all returns, or other reports (including elections, declarations, disclosures, schedules, estimates and information returns and any related or supporting information) required to be filed with respect to any Tax (including any attachments thereto or amendments thereof).
      “TBCA” means the Texas Business Corporation Act and, to the extent applicable, the Texas Business Organizations Code, subject to the transitional provisions thereof.
      “Texas Articles of Merger” has the meaning assigned in Section 2.03.
      “Texas Certificate of Merger” has the meaning assigned in Section 2.03.
      “TexasBanc” has the meaning assigned in the preamble to this Agreement.
      “TexasBanc Affiliate” has the meaning assigned in Section 6.07.
      “TexasBanc Board” means the Board of Directors of TexasBanc.
      “TexasBanc Common Stock” means the common stock, $1.00 par value, of TexasBanc.
      “TexasBanc Financial Statements” has the meaning assigned in Section 5.03(g).
      “TexasBanc Governmental Filings” has the meaning assigned in Section 5.03(g).
      “TexasBanc Meeting” has the meaning assigned in Section 6.02(b).
      “TexasBanc Offices List” has the meaning assigned in Section 5.03(w).
      “TexasBanc Preferred Stock” means the preferred stock, $10.00 par value, of TexasBanc.
      “TexasBanc Qualified Plans” has the meaning assigned in Section 5.03(l).
      “TexasBanc Stock” means, collectively, the TexasBanc Common Stock and the TexasBanc Preferred Stock.
      “TexasBanc Stock Option” has the meaning assigned in Section 3.04.
      “TexasBanc Stock Plan” means the “2002 Stock Option Plan for TexasBanc Holding Co.”
      “TexasBank” has the meaning assigned in the recitals.
      1.02.     Interpretation. (a) In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Sections, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Annex or Schedule to, this Agreement;

(2) to this Agreement are to this Agreement, and the Annexes and Schedules to it, taken as a whole;

(3) to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section;

(4) to the “transactions contemplated hereby” includes the transactions provided for in this Agreement and the Annexes to it; and

(5) to any Governmental Authority include any successor to that Governmental Authority; and

(6) to the date of this Agreement are to September 17, 2005.

(b) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(c) The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.”

(d) The words “herein”, “hereof” or “hereunder”, and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section.

(e) This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

(f) No provision of this Agreement is to be construed to require, directly or indirectly, any Person to take any action, or omit to take any action, to the extent such action or omission would violate applicable Law.
ARTICLE II
The Merger
      2.01.     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, TexasBanc will merge with and into Merger Sub at the Effective Time. At the Effective Time, the separate corporate existence of TexasBanc will terminate. Merger Sub will be the Surviving Corporation, and will continue its corporate existence under the Laws of the State of Texas.
      2.02.     Closing. The closing of the Merger (the “Closing”) will take place in a location to be agreed, at 10:00 a.m. on the later of January 2, 2006 or the third business day (unless the parties agree to another time or date) after satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions (the “Closing Date”).
      2.03.     Effective Time. Subject to the provisions of this Agreement, in connection with the Closing, Merger Sub will duly execute and deliver articles of merger (the “Texas Articles of Merger”) to the Secretary of State (TX) for filing under Article 5.04 of the TBCA and will duly execute and deliver a certificate of merger (the “Delaware Certificate of Merger”) to the Secretary of State (Del) for filing under Section 252 of the DGCL. The parties will make all other filings or recordings required under the TBCA and the DGCL, and the Merger will become effective when the Texas Articles of Merger are filed and a certificate of merger (the “Texas Certificate of Merger”) is issued by the office of the Secretary of State (TX) pursuant to Article 5.05 of the TBCA and the Delaware Certificate of Merger is issued by the office of the Secretary of State (Del) pursuant to Section 252 of the DGCL, or at such later date or time as Compass, Merger Sub and TexasBanc agree and specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).
      2.04.     Effects of the Merger. The Merger will have the effects prescribed by the TBCA, the DGCL and other applicable Law.
      2.05.     Articles of Incorporation and By-laws. (a) The Articles of Incorporation of Merger Sub, as in effect immediately before the Effective Time, will be the articles of incorporation of the Surviving Corporation as of the Effective Time.

(b) The By-laws of Merger Sub, as in effect immediately before the Effective Time, will be the by-laws of the Surviving Corporation as of the Effective Time.
      2.06.     Directors and Officers. (a) From and after the Effective Time, the directors of Merger Sub shall become the directors of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles and the by-laws of the Surviving Corporation.

(b) From and after the Effective Time, the officers of Merger Sub shall become the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles and the by-laws of the Surviving Corporation.

ARTICLE III
Consideration; Exchange Procedures
      3.01.     Conversion or Cancellation of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any stockholder or shareholder:

(a) TexasBanc Common Stock. Each share of TexasBanc Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, shall be converted into and constitute the right to receive, either (i) that number of fully paid and nonassessable shares of Compass Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration”) or (ii) an amount in cash, without interest, equal to the Per Share Consideration (the “Per Share Cash Consideration” collectively, the “Consideration”); provided, however in no event shall the aggregate Per Share Cash Consideration exceed the Aggregate Cash Consideration nor shall the aggregate Per Share Stock Consideration exceed the Aggregate Compass Share Amount, and the Per Share Stock Consideration and Per Share Cash Consideration shall each be proportionately reduced to the extent necessary to give effect to this proviso.

(b) Rights as Shareholders; Stock Transfers. Each Exception Share shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor except as provided in Section 3.05. Each share of TexasBanc Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, is hereinafter defined as an “Old Share.” Old Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an “Old Certificate”) formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, as applicable, without interest, upon exchange of such Old Certificate in accordance with this Article III (i) any dividends with respect to TexasBanc Common Stock with a record date prior to the Effective Time but unpaid as of the Effective Time and (ii) the consideration to which he or she may be entitled pursuant to this Article III.

(c) Election Procedures. (1) An election form and other appropriate and customary transmittal materials in such form as Compass and TexasBanc shall mutually agree (the “Election Form”) shall be mailed, together with appropriate transmittal materials, at the time of mailing to holders of record of TexasBanc Common Stock of the Proxy Statement in connection with the TexasBanc Meeting (the “Mailing Date”) to each holder of record of TexasBanc Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”).

(2) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (A) the number of shares of such holder’s TexasBanc Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (B) the number of shares of such holder’s TexasBanc Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”) or (C) that such holder makes no election with respect to such holder’s TexasBanc Common Stock (“No Election Shares”). Any TexasBanc Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., on the business day immediately prior to the day of the TexasBanc Meeting (the “Election Deadline”) shall also be deemed to be No Election Shares.

(3) Compass shall make available one or more Election Forms as may reasonably be requested from time to time by any person who becomes a holder (or beneficial owner) of TexasBanc Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and TexasBanc shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(4) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Old Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of TexasBanc Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form, only by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, unless a subsequent properly completed Election Form is submitted and actually received by the Exchange Agent by the Election Deadline, the shares of TexasBanc Common Stock represented by such Election Form shall become No Election Shares and Compass shall cause the Old Certificates to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Compass regarding such matters shall be binding and conclusive. Neither Compass nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(5) As soon as practicable after the Effective Time, Compass shall instruct the Exchange Agent to effect the allocation among the holders of TexasBanc Common Stock of rights to receive Compass Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(A) Cash Oversubscribed. If the aggregate cash amount that would otherwise be paid upon the conversion of the Cash Election Shares in the Merger is greater than the Aggregate Cash Consideration, then:

(I) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

(II) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Per Share Stock Consideration (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Aggregate Cash Consideration, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

(III) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(B) Cash Undersubscribed. If the aggregate cash amount that would be paid upon conversion of the Cash Election Shares in the Merger is less than the Aggregate Cash Consideration, then:

(I) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

(II) the Exchange Agent shall then select first from among the No Election Shares, by a random selection process, and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Per Share Cash Consideration (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Aggregate Cash Consideration, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

(III) the Stock Election Shares and the No Election shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(C) Cash Subscriptions Sufficient. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares is equal or nearly equal (as determined by the Exchange Agent) to the Aggregate Cash Consideration, then subparagraphs (A) and (B) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.
      The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Compass and TexasBanc.

(d) No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Compass Common Stock shall be issued in the Merger. Each holder who otherwise would have been entitled to a fraction of a share of Compass Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of TexasBanc Common Stock owned by such holder at the Effective Time) by (ii) the Compass Share Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.
      3.02.     Exchange of Old Certificates; Payment of the Consideration.
      (a) Appointment of Exchange Agent. Until the first anniversary of the Effective Time, Compass shall make available on a timely basis or cause to be made available to an exchange agent agreed upon by Compass and TexasBanc (the “Exchange Agent”) (1) cash in an amount sufficient to allow the Exchange Agent to make all payments that may be required pursuant to this Article III and (2) certificates, or at Compass’ option, evidence of shares in book entry form, representing the shares of Compass Common Stock (“New Certificates”), each to be given to the holders of TexasBanc Common Stock in exchange for Old Certificates pursuant to this Article III. Upon such anniversary, any such cash or New Certificates remaining in the possession of the Exchange Agent (together with any earnings in respect thereof) shall be delivered to Compass. Any holder of Old Certificates who has not theretofore exchanged his or her Old Certificates pursuant to this Article III shall thereafter be entitled to look exclusively to Compass, and only as a general creditor thereof, for the consideration to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article III. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
      (b) Exchange Procedures. Promptly after the Effective Time, but in no event later than ten days thereafter, Compass shall cause the Exchange Agent to mail or deliver to each Person who was, immediately prior to the Effective Time, a holder of record of TexasBanc Common Stock and who theretofore has not submitted such holder’s Old Certificates with an Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Old Certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the consideration to which such Person may be entitled pursuant to this Article III. Upon surrender to the Exchange Agent of an Old Certificate for cancellation together with such letter of transmittal or Election Form, as the case may be, duly executed and completed in accordance with the instructions thereto, the holder of such Old Certificate shall promptly be provided in exchange therefor, but in no event later than three business days after due surrender, a New Certificate and/or a check or wire transfer in the amount to which such holder is entitled pursuant to this Article III after giving effect to any required deduction for Taxes, and the Old Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Old Certificates.

      (c) Transfer to Holder other than Existing Holder. If any cash payment is to be made in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the making of such cash payment in a name other than that of the registered holder of the Old Certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any New Certificate representing shares of Compass Common Stock is to be issued in the name of other than the registered holder of the Old Certificate surrendered in exchange therefor, it shall be a condition of the issuance thereof that the Old Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the issuance of a certificate representing shares of Compass Common Stock in a name other than that of the registered holder of the Old Certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
      (d) Dividends. No dividends or other distributions with a record date after the Effective Time with respect to Compass Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article III. After the surrender of an Old Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Compass Common Stock represented by the New Certificate.
      (e) Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of Compass of Old Shares.
      (f) Lost, Stolen or Destroyed Certificates. If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Compass or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Compass or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, Compass or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, pay or cause to be paid the consideration deliverable in respect of the Old Shares formerly represented by such Old Certificate pursuant to this Article III.
      (g) Withholding Rights. Each of the Surviving Corporation and Compass shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any holder of TexasBanc Common Stock such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by the Surviving Corporation, Compass or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of TexasBanc Common Stock in respect of which the deduction and withholding was made by the Surviving Corporation, Compass or the Exchange Agent, as the case may be.
      3.03.     Adjustments to Compass Common Stock. If Compass changes (or the Compass Board of Directors sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Compass Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Share Ratio will be adjusted proportionately to account for such change.
      3.04.     Options and Other Stock-Based Awards. Prior to the Effective Time, TexasBanc shall take all action necessary, including any action reasonably requested by Compass, to cause each option to purchase shares of TexasBanc Common Stock outstanding as of the Effective Time, whether vested or unvested, exercisable or unexercisable (each a “TexasBanc Stock Option”), to be cancelled effective as of, and conditioned upon, the Effective Time pursuant to, and in accordance with the TexasBanc Stock Plan;

provided, however, that TexasBanc may, in its discretion and prior to such cancellation, accelerate the vesting of any unvested TexasBanc Stock Option in accordance with the TexasBanc Stock Plan and in any event not earlier than the 15th day prior to the Closing Date and to the extent provided under the TexasBanc Stock Plan such employees may exercise (including through a cashless exercise) such TexasBanc Stock Options from and after such 15th day prior to the Closing Date.
      3.05.     Dissenting Shareholders.
      (a) Notwithstanding anything to the contrary herein, each Dissenting Share shall not be converted into or represent a right to receive the Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by Article 5.11 of the TBCA. TexasBanc shall give Compass prompt notice upon receipt by TexasBanc of any demand for payment pursuant to Articles 5.11 and 5.12 of the TBCA and of withdrawals of such notice and any other instruments provided pursuant to applicable Law (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and Compass shall have the right to participate in all negotiations and proceedings with respect to any such demands. Any payments made in respect of Dissenting Shares shall be made by Compass.
      (b) If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his or her right to dissent under Article 5.11 of the TBCA at or prior to the Effective Time, each of such holder’s shares of TexasBanc Common Stock shall be converted into a right to receive the Consideration in accordance with the applicable provisions of this Agreement.
      3.06.     Effect on Merger Sub Stock. Each share of Merger Sub Stock outstanding immediately prior to the Effective Time will remain outstanding.
ARTICLE IV
Conduct of Business Pending the Merger
      4.01.     Forebearances of TexasBanc. TexasBanc agrees that from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of Compass (which consent will not be unreasonably withheld or delayed), it will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course and consistent with past practice or fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and authorizations and their existing relations with customers, suppliers, Employees and business associates, or take any action reasonably likely to impair materially its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) Operations. Enter into any new material line of business or change its material lending, investment, underwriting, risk, asset liability management or other material banking and operating policies, except as required by applicable Law.

(c) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date of this Agreement or disclosed in Section 5.03(b) with respect to Rights outstanding on the date of this Agreement, (1) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock, or (2) permit any additional shares of its stock to become subject to new grants.

(d) Dividends, Distributions, Repurchases. (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock, other than (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries (B) regular quarterly dividends on its common stock, provided that any such dividend shall be at a rate equal to the rate paid by it during the fiscal quarter immediately preceding the date hereof and

(C) required dividends on preferred stock or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock.

(e) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(f) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(g) Constituent Documents. Amend its Constituent Documents or the Constituent Documents (or similar governing documents) of any of its Significant Subsidiaries.

(h) Accounting Methods. Implement or adopt any change in its financial or tax accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements.

(i) Adverse Actions. Notwithstanding anything herein to the contrary, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied in a timely manner, except as may be required by applicable Law.

(j) Compensation; Employment Agreements; Etc. Enter into, amend, modify (including by way of interpretation or administrative practice) or renew any employment, consulting, severance, change in control or similar contract, agreement or arrangement with any director, Employee or consultant, or grant any salary or wage increase, equity awards or incentive or bonus payments, (or, with respect to any of the preceding communicate any intention to take such action) except (1) to make changes that are required by applicable Law, (2) as Previously Disclosed, or (3) with respect to Employees who are not executive officers, to grant merit-based or annual salary increases in the ordinary and usual course of business and in accordance with past practice.

(k) Benefit Plans. Enter into, establish, adopt, amend, modify (including by way of interpretation or administrative practice or increasing benefits) or renew any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, split dollar, severance, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer, Employee or consultant or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder or add any new participants to any non-qualified retirement plans (or, with respect to any of the preceding communicate any intention to take such action), or fund or make any contribution to any Benefit Arrangement or any related trust or other funding vehicles except (1) as may be required by applicable Law, or (2) as Previously Disclosed.

(l) Debt. Borrow or agree to borrow any funds or incur, or become subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice which shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements.

(m) Contracts. Enter into any contract or agreement requiring a material termination fee for cancellation or, except in accordance with normal and usual practice, enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, including terminating or changing the License Agreement.

(n) Taxes. Make or change any material Tax election, amend any material Tax Return, surrender any material claim for a refund of Taxes, agree to an extension of the statute of limitations with respect to the assessment or determination of material Taxes or settle or compromise any material liability for Taxes.

(o) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

      4.02.     Forebearances of Compass. Compass agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of TexasBanc, it will not, and will cause each of its Subsidiaries not to:

(a) Adverse Actions. Notwithstanding anything herein to the contrary, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied in a timely manner, except as may be required by applicable Law.

(b) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

(c) Other Actions. Notwithstanding anything in paragraphs (a)(2) or (b) of this Section 4.02 to the contrary, Compass may make dispositions and acquisitions and agree to issue capital stock in connection therewith, provided that such actions do not present a material risk that the Closing Date will be materially delayed or that the Requisite Regulatory Approvals will be materially more difficult to obtain.
ARTICLE V
Representations and Warranties
      5.01.     Disclosure Schedules. Before entry into this Agreement, Compass delivered to TexasBanc a schedule and TexasBanc delivered to Compass a schedule (respectively, each schedule a “Disclosure Schedule”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or Section 5.04, as the case may be, or to one or more of its covenants contained in Article IV; provided that the inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or was required to be disclosed therein.
      5.02.     Standard. For all purposes of this Agreement, no representation or warranty of TexasBanc contained in Section 5.03 (other than the representations and warranties contained in Section 5.03(b), 5.03(c), 5.03(e), 5.03(f)(2)(B), and 5.03(p), which shall be true in all material respects and the representations and warranties contained in Section 5.03(g)(6)(B) which shall be true in all respects) or any representation of Compass contained in Section 5.04 (other than the representations and warranties contained in Section 5.04(b), 5.04(c), 5.04(e), 5.04(f)(2)(B), and 5.04(k), which shall be true in all material respects and the representations and warranties contained in Section 5.04(g)(2)(B) which shall be true in all respects) will be deemed untrue, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or Section 5.04, as the case may be, has had or is reasonably likely to have a Material Adverse Effect with respect to TexasBanc or Compass, as the case may be.

      5.03.     Representations and Warranties. Except as Previously Disclosed, TexasBanc hereby represents and warrants to Compass, to the extent applicable, as follows:

(a) Organization, Standing and Authority. TexasBanc is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. TexasBanc is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified.

(b) TexasBanc Stock. The authorized capital stock of TexasBanc consists of 1,000,000 shares of TexasBanc Common Stock and 1,000,000 shares of TexasBanc Preferred Stock of which 310,000 shares have been designated as Series A Adjustable Rate Preferred Stock. As of September 15, 2005, 182,696 shares of TexasBanc Common Stock and no shares of TexasBanc Preferred Stock were outstanding. As of the date of this Agreement, no more than 8,678 shares of TexasBanc Common Stock were reserved for issuance under the TexasBanc Stock Plan (of which no more than 3,600 were reserved for issuance in respect of awards outstanding as of such date). The outstanding shares of TexasBanc Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights (and were not issued in violation of any preemptive rights). Except as set forth above and except for shares issuable pursuant to the TexasBanc Stock Plan, as of the date of this Agreement, there are no shares of TexasBanc Stock reserved for issuance, TexasBanc does not have any Rights outstanding with respect to TexasBanc Stock, and TexasBanc does not have any commitment to authorize, issue or sell any TexasBanc Stock or Rights, except pursuant to this Agreement, outstanding TexasBanc Stock Options and the TexasBanc Stock Plan. As of the date of this Agreement, TexasBanc has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of TexasBanc Stock.

(c) Significant Subsidiaries. (1) (A) TexasBanc owns, directly or indirectly, all the outstanding equity securities of each of its Significant Subsidiaries free and clear of any Liens, (B) no equity securities of any of its Significant Subsidiaries are or may become required to be issued (other than to TexasBanc or its wholly owned Subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of such Significant Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Significant Subsidiaries (other than to TexasBanc or its wholly-owned Subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to TexasBanc’s rights to vote or to dispose of such securities, (E) all the equity securities of each Significant Subsidiary held by TexasBanc or its Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided in 12 U.S.C. § 1831o or comparable state Laws in the case of bank Subsidiaries), and (F) each Significant Subsidiary that is a bank (as defined in the BHC Act) is an “insured bank” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

(2) Each of TexasBanc’s Significant Subsidiaries has been duly organized and is validly existing in good standing under the Laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or its conduct of business requires it to be so qualified.

(d) Power. TexasBanc and each of its Subsidiaries has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e) Authority. TexasBanc has duly authorized, executed and delivered this Agreement. This Agreement is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Regulatory Approvals; No Defaults. (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by TexasBanc or any of its Subsidiaries in connection with the execution, delivery or performance by it of this Agreement or to consummate the Merger, except for (A) filings of applications or notices with, receipt of approvals or nonobjections from, and expiration of related waiting periods required by federal and state banking authorities, including as may be required, with the Texas Department of Insurance, the Texas Department of Banking, the Alabama State Banking Department, and the Board of Governors of the Federal Reserve System under the BHC Act, (B) filing of notices, and expiration of the related waiting period, under the HSR Act, (C) receipt of the affirmative vote of the holders of a two-thirds of the outstanding shares of TexasBanc Common Stock voting at the TexasBanc Meeting, and (D) the filing of the Texas Articles of Merger, the filing of the Delaware Certificate of Merger and the issuance of the Texas Certificate of Merger and the issuance of the Delaware Certificate of Merger by the Secretary of State (Del).

(2) Subject to making the filings and receipt of the consents and approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities Laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any Law or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of TexasBanc or of any of its Subsidiaries or to which TexasBanc or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, TexasBanc’s Constituent Documents or (C) require any consent or approval under any such Law, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(3) As of the date of this Agreement, TexasBanc is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

(g) Financial Reports and Regulatory Filings; Material Adverse Effect. (1) TexasBanc has Previously Disclosed to Compass (A) the audited financial statements of TexasBanc for each of the fiscal years ended December 31, 2003 and 2004, consisting of consolidated balance sheets and the related consolidated statements of income and retained earnings and cash flows for the fiscal years ended on such dates, including accompanying notes and the related reports thereon of McGladrey & Pullen and (B) the unaudited consolidated statement of financial condition of TexasBanc as of July 31, 2005, and the related unaudited consolidated statements of income and retained earnings for the seven months then ended (collectively, the “TexasBanc Financial Statements”). The TexasBanc Financial Statements fairly present in all material respects the consolidated financial position of TexasBanc as of the dates thereof and for the periods to which they relate, in each case in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements. The allowance for loan losses reflected on the TexasBanc Financial Statements is adequate in all material respects, as of the respective dates of such financial statements, under the requirements of GAAP and applicable regulatory requirements and guidelines to provide for reasonably anticipated losses on all outstanding loans owned by TexasBanc or any of its Subsidiaries, or in which TexasBanc of any of its Subsidiaries has an interest, net of recoveries.

(2) TexasBanc and its Subsidiaries maintain internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of its assets and its Subsidiaries assets, (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of

TexasBanc and its Subsidiaries are being made only in accordance with authorizations of management and directors of TexasBanc and its Subsidiaries and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets and the assets of its Subsidiaries that could have a material effect on the financial statements.

(3) A list of all “off balance sheet arrangements” (as defined by item 303(a)(4) of Regulation S-K promulgated by the SEC) in respect of TexasBanc and its Subsidiaries has been Previously Disclosed and complete and correct copies of documents governing such off balance sheet arrangements have been made available to Compass.

(4) TexasBanc and its Subsidiaries have timely filed all reports, returns, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with Governmental Authorities (collectively, “TexasBanc Governmental Filings”). As of their respective dates, each of such TexasBanc Governmental Filings complied in all material respects with all Laws enforced or promulgated by the Governmental Authority with which it was filed (or was amended so as to be in compliance promptly following discovery of any such noncompliance).

(5) Neither TexasBanc nor its Subsidiaries has any liabilities or obligations, whether accrued, contingent, absolute or otherwise and whether or not required to be reflected on its financial statements in accordance with GAAP, that have not been: (i) fully reflected or reserved against in the TexasBanc Financial Statements, as applicable; or (ii) incurred subsequent to the date of the most recent balance sheet contained in the TexasBanc Financial Statements in the ordinary course of business consistent with past practices.

(6) Since December 31, 2004, (A) TexasBanc and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to TexasBanc.

(h) Litigation. There is no suit, action, investigation or proceeding pending or, to TexasBanc’s knowledge, threatened against or affecting it or any of its Subsidiaries (and TexasBanc is not aware of any basis for any such suit, action or proceeding), nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitration outstanding against it or any of its Subsidiaries.

(i) Regulatory Matters. Neither TexasBanc nor any of its Subsidiaries is subject to, has been advised or has reason to believe that it is reasonably likely to become subject to, any written order, decree, agreement (including an agreement under Section 4(m) of the BHC Act), memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of TexasBanc or any of its Subsidiaries.

(j) Compliance with Laws. TexasBanc and each of its Subsidiaries:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the Employees conducting such businesses;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to TexasBanc’s knowledge, no suspension or cancellation of any of them is threatened; and

(3) has received, since December 31, 2000, no written notification from any Governmental Authority (A) asserting that TexasBanc or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization.

(k) Material Contracts; Defaults. (1) TexasBanc has Previously Disclosed a correct and complete list of each currently effective Contract to which TexasBanc or any of its Subsidiaries is a party as of the date hereof and which constitutes (i) a Contract relating to indebtedness for borrowed money, other than ordinary course deposit agreements, (ii) a non-competition, non-solicitation or exclusive dealing arrangement or any other agreement or obligation which purports to limit or restrict in any respect (A) the ability of TexasBanc or its Subsidiaries to solicit customers or employees or (B) the manner in which, or the localities in which, all or any portion of the business and operations of TexasBanc or its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, the business and operations of Compass and its Affiliates, is or would be conducted, (iii) a material Contract that is terminable by the other party or parties upon a change in control of TexasBanc, (iv) a Contract which is a joint venture agreement, (v) a Contract providing for the acquisition or disposition after the date of this Agreement of any of TexasBanc’s or its Subsidiaries’ material assets, (vi) a Contract with any of its Affiliates, (vii) a Contract with any officer, director, manager or employee of TexasBanc or its Subsidiaries, (viii) a Contract providing for the indemnification by TexasBanc or its Subsidiaries of any Person, (ix) any agreement that contains a “most favored nation” clause or other term providing preferential pricing or treatment to a third party, or (x) any other Contract that involves future expenditures or projected receipts by TexasBanc of more than $100,000 in any one-year period or is otherwise material to the operation of the business of TexasBanc (collectively, “Material Contracts”).

(2) Each Material Contract is a valid and binding arrangement of TexasBanc and, to TexasBanc’s knowledge, of each of the other parties thereto. Each Material Contract is in full force and effect, and none of TexasBanc nor, to its knowledge, any other party thereto is in default or breach in any material respect under the terms of any such Material Contract. No Material Contract requires prepayments, additional payments or increased payments by TexasBanc as a result of consummation of the transactions contemplated by this Agreement.

(l) Employee Benefit Plans. (1) A list of all of its Benefit Arrangements are Previously Disclosed.

(2) With respect to each Benefit Arrangement, TexasBanc has delivered or made available to Compass a true, correct and complete copy of: (A) each Benefit Arrangement document or a summary of any unwritten Benefit Arrangement, trust agreement and insurance contract or other funding vehicle; (B) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (C) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (D) the most recent annual financial report, if any; (E) the most recent actuarial report, if any; and (F) the most recent determination letter from the Internal Revenue Service, if any. Except as specifically provided in the foregoing documents delivered or made available to Compass, there are no amendments to any Benefit Arrangement that have been adopted or approved nor has TexasBanc or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Benefit Arrangement.

(3) TexasBanc has Previously Disclosed a list of each Benefit Arrangement that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“TexasBanc Qualified Plans”). The Internal Revenue Service has issued a favorable determination letter with respect to each TexasBanc Qualified Plan and the related trust, and such determination letter has not been revoked. No circumstances exist and no events have occurred that could adversely affect the qualified status of any TexasBanc Qualified Plan or the related trust, which could not be corrected under the Internal Revenue Service’s Employee Plans Compliance Resolution System (Revenue Procedure 2001-17) without material liability. No Benefit Arrangement is intended to meet the requirements of Code Section 501(c)(9).

(4) All contributions required to be made to any Benefit Arrangement by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Benefit Arrangement, for any period through the date of this Agreement have been timely made.

(5) No Benefit Arrangement is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and neither TexasBanc nor its Subsidiaries have ever been obligated to contribute to a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.

(6) (A) No Benefit Arrangement is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; and (B) none of TexasBanc and its Subsidiaries nor any ERISA Affiliates has incurred any liability to a “multiemployer plan” as a result of a complete or partial withdrawal from such multiemployer plan that has not been satisfied in full.

(7) (A) Each of the Benefit Arrangements has been operated and administered in all material respects in accordance with applicable Law and administrative rules and regulations of any Governmental Authority, including, but not limited to, ERISA and the Code, and (B) there are no pending or, to TexasBanc’s knowledge, threatened claims (other than claims for benefits in the ordinary course and consistent with past practice), lawsuits or arbitrations that have been asserted or instituted against the Benefit Arrangements, any fiduciaries thereof with respect to their duties to the Benefit Arrangements or the assets of any of the trusts under any of the Benefit Arrangements that could reasonably be expected to result in any material liability of TexasBanc or any of its Subsidiaries to the PBGC, the U.S. Department of the Treasury, the U.S. Department of Labor, any Benefit Arrangement, any participant in a Benefit Arrangement, or any other party.

(8) TexasBanc and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to TexasBanc and its Subsidiaries. Each of TexasBanc and its Subsidiaries has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage.

(9) Neither its execution of this Agreement, the performance of its obligations hereunder, the consummation of the transactions contemplated hereby, the termination of the employment of any of its employees within a specified time of the Effective Time nor shareholder approval of the transactions covered by this Agreement, will (A) limit it or any of its subsidiaries’ right to administer, amend, terminate, merge or receive a reversion of assets from any of TexasBanc’s Benefit Arrangements or any related trust, (B) entitle any of its employees or any employees of its Subsidiaries to severance pay or any increase in severance pay, (C) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of its Benefit Arrangements, or (D) cause any amounts to be non-deductible under Section 280G of the Code.

(10) There does not now exist, nor do any circumstances exist that could result in, any liability (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, or (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code. Without limiting the generality of the foregoing, neither TexasBanc nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(m) Taxes. (1) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to TexasBanc and its Subsidiaries have been duly and timely filed and all such Tax Returns are true, complete and correct, (2) all Taxes shown to be due on the Tax Returns referred to in clause (1) have been paid in full, (3) ) all Taxes due from TexasBanc and its Subsidiaries (whether or not shown on any Tax Return) have been paid in full or adequately reserved for on the July 31, 2005 balance sheet, (4) all Taxes that TexasBanc or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been withheld and, to the extent due and payable, paid over to the proper Governmental Authority in a timely manner, (5) no extensions or waivers of statutes of limitation have been given by or requested with respect to any of TexasBanc’s Taxes or those of its Subsidiaries, (6) there is no action, suit, proceeding, audit or claim proposed or pending against or with respect to TexasBanc or any of its Subsidiaries, and (7) neither TexasBanc nor any of its Subsidiaries is liable for any Tax imposed on any other Person, except as the result of the application of Treasury Regulation Section 1.1502-6 (and any comparable provision of state, local or foreign Law) to the affiliated group of which it is the common parent. TexasBanc has made provision, in accordance with GAAP, in the financial statements included in the TexasBanc Governmental Filings filed before the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by the TexasBanc Governmental Filings filed before the date hereof. Neither TexasBanc nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or would reasonably be expected to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. No Liens for Taxes exist with respect to any of TexasBanc’s assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable. Neither TexasBanc nor any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement, or otherwise as part of a plan (or series of related transactions) of which the Merger is a part, in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied. Neither TexasBanc nor any of its Subsidiaries has participated in any transaction giving rise to a disclosure obligation as a “reportable transaction”, or a transaction that is or is substantially similar to a “listed transaction”, under Section 6011 of the Code and the regulations thereunder or any other transaction requiring disclosure under analogous provisions of state or local Tax law, other than any such transaction that has been properly disclosed thereunder. Neither TexasBanc nor any of its Subsidiaries has been as United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) Books and Records. TexasBanc’s books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(o) Takeover Laws and Provisions. TexasBanc has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other applicable antitakeover Laws of any state (collectively, “Takeover Laws”), including Part Thirteen of the TBCA. TexasBanc has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of its Constituent Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, “Takeover Provisions”).

(p) Financial Advisors. None of TexasBanc, its Subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated herein, except that, in connection with this Agreement, TexasBanc has retained Sandler O’Neill & Partners, L.P. as its financial advisor, the arrangements with which have been disclosed to Compass prior to the date hereof. As of the date of this Agreement, TexasBanc has received an opinion of Sandler O’Neill & Partners, L.P., issued to TexasBanc, to the effect that the Consideration to be paid in the merger is fair, from a financial point of view, to holders of TexasBanc Common Stock.

(q) Compliance with Laws, CRA, Anti-Money Laundering, OFAC and Customer Information Security. TexasBanc’s bank Subsidiary has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the Community Reinvestment Act (“CRA”). TexasBanc is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause TexasBanc or any of its Subsidiaries: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Currency and Foreign Transactions Reporting Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”), any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation. TexasBanc’s board of directors (or where appropriate its Subsidiaries’ board of directors) has adopted and implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and TexasBanc (or its applicable Subsidiary) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(r) Labor Matters. Neither TexasBanc nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is TexasBanc or any of its Subsidiaries the subject of a proceeding asserting that TexasBanc or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel TexasBanc or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving TexasBanc or any of its Subsidiaries, pending or, to the best of its knowledge, threatened, nor is TexasBanc aware, as of the date of this Agreement, of any activity involving TexasBanc or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity. TexasBanc and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

(s) Environmental Matters. There are no proceedings, claims, actions, or investigations of any kind, pending or to TexasBanc’s knowledge threatened, in any court, agency, or other Governmental Authority or in any arbitral body, arising under any Environmental Law; to TexasBanc’s knowledge there is no reasonable basis for any such proceeding, claim, action or investigation; there are no agreements, orders, judgments or decrees by or with any court, regulatory agency or other Governmental Authority, imposing liability or obligation under or in respect of any Environmental Law; there are and have been no hazardous or toxic substances, materials, wastes, pollutants, or contaminants, including without limitation those defined or regulated as such under any Environmental Law, and any other substance the presence of which may give rise to liability under Environmental Law or other conditions that would reasonably be expected to be the source of current or future liabilities or obligations under or in respect of any Environmental Law at any property (owned, operated, or otherwise used by, or the subject of a security interest on behalf of, TexasBanc or any of its subsidiaries); and there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities under any Environmental Law.

(t) Administration of Accounts. Since January 1, 1995, TexasBanc and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary or agent, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal Law. Since January 1, 1995, neither TexasBanc nor any of its Subsidiaries, nor any of their directors, officers, agents or Employees, has committed any breach of trust with respect to any such fiduciary or agency account, and the accountings for each such fiduciary or agency account are true and correct and accurately reflect the assets of such fiduciary or agency account.

(u) Insurance. TexasBanc and its Subsidiaries are insured against such risks and in such amounts as it reasonably has determined to be prudent in accordance with industry practices. No insurer under any insurance policy or bond which is material to the operations of TexasBanc or its Subsidiaries has canceled or indicated in writing an intention to cancel or, as of the date hereof, indicated in writing an intention not to renew any such policy or bond or generally disclaimed liability thereunder. Neither TexasBanc nor any of its Subsidiaries is in default under any insurance policy or bond that is material to the operations of TexasBanc or its Subsidiaries taken as a whole and all material claims thereunder have been filed in a timely fashion. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed, in due and timely fashion.

(v) Owned Real Property; Leases. As of the date hereof, TexasBanc has Previously Disclosed a true and complete list of (a) each parcel of real property owned by TexasBanc or its Subsidiaries, whether by foreclosure or acquisition of deeds in lieu of foreclosure of mortgages or otherwise, other than any real property held as “other real-estate owned” or “OREO” (the “Owned Real Property”); and (b) all leases of real property to which TexasBanc or any of its Subsidiaries is a party (the “Lease Agreements”). TexasBanc has provided or made available to Compass true and complete copies of the Lease Agreements. The premises covered by the Lease Agreements, together with the Owned Real Property, constitute all of the real property used or necessary for the operation of its business and the business of its Subsidiaries as currently conducted. Neither TexasBanc nor its Subsidiaries is in default under any Lease Agreement. Each Lease Agreement is in full force and effect and constitutes a valid and binding obligation of the parties thereto, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equitable principles).

(w) Offices and ATMs. Texas Banc has Previously Disclosed a list (the “TexasBanc Offices List”) setting forth the headquarters of each of TexasBanc’s and its Subsidiaries and, as of the date hereof, each of the offices and automated teller machines (“ATMs”) maintained and operated by TexasBanc or its Subsidiaries and the location thereof. Except as set forth on the TexasBanc Offices List, as of the date hereof, neither TexasBanc nor any of its Subsidiaries maintains any other office or ATM or conducts business at any other location, and neither TexasBanc nor its Subsidiaries has applied for or received permission to open any additional branch or operate at any other location.

      5.04.     Representations and Warranties. Except as Previously Disclosed, Compass hereby represents and warrants to TexasBanc, to the extent applicable, as follows:

(a) Organization, Standing and Authority. Compass is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Compass is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified.

(b) Compass Stock. The authorized capital stock of Compass consists of 300,000,000 shares of Compass Common Stock and 25,000,000 shares of Compass Preferred Stock. As of September 15, 2005, no more than 124,490,000 shares of Compass Common Stock and no shares of Compass Preferred Stock were outstanding. As of the date of this Agreement, no more than 8,920,000 shares of Compass Common Stock were subject to Compass Stock Options granted under the Compass Stock Plans. As of the date of this Agreement, there were no more than 10,875,000 shares of Compass Common Stock reserved for issuance under the Compass Stock Plans.

The outstanding shares of Compass Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights (and were not issued in violation of any preemptive rights). The shares of Compass Stock to be issued in the Merger have been duly authorized and, if and when issued in the Merger, will be fully paid and nonassessable and not subject to preemptive rights. Except as set forth above, as of the date of this Agreement, there are no shares of Compass Stock reserved for issuance, Compass does not have any Rights issued or outstanding with respect to Compass Stock, and Compass does not have any commitment to authorize, issue or sell any Compass Stock or Rights, except pursuant to this Agreement, outstanding Compass Stock Options, the Compass Stock Plans and the Compass Dividend Reinvestment and Common Stock Purchase Plan. As of the date of this Agreement, Compass has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Compass Stock.

(c) Significant Subsidiaries. (1) (A) Compass owns, directly or indirectly, all the outstanding equity securities of each of Compass’ Significant Subsidiaries free and clear of any Liens, (B) no equity securities of any of its Significant Subsidiaries are or may become required to be issued (other than to Compass or its wholly owned Subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of such Significant Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Significant Subsidiaries (other than to Compass or its wholly-owned Subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to Compass’ rights to vote or to dispose of such securities, (E) all the equity securities of each Significant Subsidiary held by Compass or its Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided in 12 U.S.C. § 55 or comparable state Laws in the case of bank Subsidiaries), and (F) each Significant Subsidiary that is a bank (as defined in the BHC Act) is an “insured bank” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

(2) Each of Compass’ Significant Subsidiaries has been duly organized and is validly existing in good standing under the Laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or its conduct of business requires Compass to be so qualified.

(d) Power. Compass and each of its Subsidiaries has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e) Authority. Compass has duly authorized, executed and delivered this Agreement. This Agreement is Compass’ valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Regulatory Approvals; No Defaults. (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Compass or any of its Subsidiaries in connection with the execution, delivery or performance by it of this Agreement or to consummate the Merger, except for (A) filings of applications or notices with, receipt of approvals or nonobjections from, and expiration of related waiting periods required by federal and state banking authorities, including an application to the Texas Department of Insurance, the Texas Department of Banking, the Alabama State Banking Department, and the approval of the Board of Governors of the Federal Reserve System under the BHC Act, (B) filing of notices, and expiration of the related waiting period, under the HSR Act, (C) filing of the Registration Statement with the SEC, and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (D) the filing of the Texas Articles of Merger, the filing of the Delaware Certificate of Merger, the issuance of the Texas Certificate of Merger and the issuance of the Delaware Certificate of Merger, and (E) such filings with applicable securities exchanges to obtain the authorizations for listing contemplated by this Agreement.

(2) Subject to receipt of the consents and approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities Laws, the execution, delivery and performance of this Agreement and the consummation of the transac-

tions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any Law or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Compass or of any of its Subsidiaries or to which Compass or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, its Constituent Documents or (C) require any consent or approval under any such Law, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(3) As of the date of this Agreement, Compass is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

(g) Financial Reports and Regulatory Filings; Material Adverse Effect. (1) Compass’ Annual Reports on Form 10-K for the fiscal years ended December 31, 2002, 2003 and 2004, and all other reports, registration statements, definitive proxy statements or information statements filed by Compass or any of its Subsidiaries subsequent to December 31, 2001 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (collectively, the “Regulatory Filings”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such Regulatory Filing (including the related notes and schedules) fairly presented in all material respects Compass’ financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of Compass and its Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(2) Since June 30, 2005, (A) Compass and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to Compass.

(h) Litigation. Except as set forth in Compass’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 or its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, (without giving effect to any amendment filed after the date of this Agreement), there is no suit, action, investigation or proceeding pending or, to Compass’ knowledge, threatened against or affecting Compass or any of its Subsidiaries (and Compass is not aware of any basis for any such suit, action or proceeding), nor is there any judgment, decree, injunction, rule or order of any governmental entity or arbitration outstanding against Compass or any of its Subsidiaries.

(i) Regulatory Matters. Except as set forth in Compass’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 or its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (without giving effect to any amendment filed after the date of this Agreement), neither Compass nor any of its Subsidiaries is subject to, has been advised or has reason to believe that Compass is reasonably likely to become subject to, any written order, decree, agreement (including an agreement under Section 4(m) of the BHC Act), memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of Compass or any of its Subsidiaries.

(j) Compliance with Laws. Except as set forth in Compass’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 or its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, (without giving effect to any amendment filed after the date of this Agreement), Compass and each of its Subsidiaries:

(1) conducts Compass’ business in compliance with all applicable federal, state, local and foreign statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Compass’ knowledge, no suspension or cancellation of any of them is threatened; and

(3) has received, since December 31, 2000, no written notification from any Governmental Authority (A) asserting that Compass or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization.

(k) Financial Advisors. None of Compass, its Subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated herein.

(l) Financing. At the Closing, Compass will have all the funds necessary to pay the aggregate Per Share Cash Consideration and all associated costs and expenses of Compass.
      5.05.     Representations and Warranties about Merger Sub. Compass and Merger Sub hereby represent and warrant to TexasBanc as follows:

(a) Organization, Standing and Authority. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Merger Sub is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified.

(b) Merger Sub Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock. As of the date of this Agreement, 1,000 shares of Merger Sub Common Stock were outstanding. The outstanding shares of Merger Sub Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights (and were not issued in violation of any preemptive rights). As of the date of this Agreement, Merger Sub has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Merger Sub stock.

(c) Power. Merger Sub has the corporate power and authority to carry on its business as Merger Sub is now being conducted and to own all its properties and assets; and it has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(d) Authority. Merger Sub has duly authorized, executed and delivered this Agreement, and this Agreement and the transactions contemplated hereby have been authorized by all necessary respective corporate action. This Agreement is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

ARTICLE VI
Covenants
      6.01.     Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, Compass and TexasBanc will use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with, and furnish information to, the other party to that end.

(b) Compass will execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures and other instruments required for the due assumption of TexasBanc’s outstanding debt, guarantees, securities, and (to the extent informed of such requirement by TexasBanc) other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.
      6.02.     Shareholder Approval. (a) The TexasBanc Board acted on this Agreement and the plan of merger it contains and adopted resolutions recommending as of the date hereof to TexasBanc’s shareholders approval of the plan of merger contained in this Agreement and any other matters required to be approved or adopted in order to effect the Merger and other transactions contemplated hereby.

(b) The TexasBanc Board will submit to its shareholders the matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, TexasBanc will take, in accordance with applicable Law and its Constituent Documents, all reasonable action necessary to convene a meeting of its shareholders (including any adjournment or postponement, the “TexasBanc Meeting”), as promptly as reasonably practicable, to consider and vote upon approval of any other such matters. The TexasBanc Board will use reasonable best efforts to obtain from their respective shareholders a vote approving all such matters, including a recommendation that its respective shareholders vote in favor of the Merger. However, if the TexasBanc Board, after consultation with (and based on the advice of) counsel, determines in good faith that the continued recommendation of the plan of merger set forth in this Agreement would result in a violation of its fiduciary duties under applicable Law, then in submitting the plan of merger to the TexasBanc Meeting, the TexasBanc Board may (1) withdraw or modify its recommendation and (2) at Compass’ request, nonetheless submit the plan of merger to its shareholders without such recommendation in the manner contemplated by Article 5.03(C) of the TBCA.
      6.03.     SEC Filings. (a) Compass and TexasBanc will cooperate in ensuring that all filings required under SEC Rules 165 and 425 are timely and properly made. Compass will prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Compass with the SEC in connection with the issuance of Compass Common Stock in the Merger. Compass and TexasBanc will jointly prepare any proxy statement and other proxy solicitation materials relating to the shareholder approval described in Section 6.02 (the “Proxy Statement”) and all related documents. Each party will cooperate, and will cause its Subsidiaries to cooperate, with the other party, its counsel and its accountants, in the preparation of the Registration Statement and the Proxy Statement, and, provided that both parties and their respective Subsidiaries have cooperated as required above, Compass agrees to file the Registration Statement with the SEC as promptly as reasonably practicable. Compass will use reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof and to maintain the effectiveness of such Registration Statement until the Effective Time. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings with the SEC. Compass also agrees to use reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby. TexasBanc agrees to furnish to Compass all information concerning

TexasBanc, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b) Compass and TexasBanc each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the TexasBanc Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Compass and TexasBanc each further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Proxy Statement or the Registration Statement.

(c) Compass will advise TexasBanc, promptly after Compass receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Compass Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.
      6.04.     Press Releases. Compass and TexasBanc will consult with each other before issuing any press release, written employee communication or other written shareholder communication with respect to the Merger or this Agreement and will not issue any such communication or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed; provided that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such communication or make such public statement as may be required by applicable Law or securities exchange rules. Compass and TexasBanc will cooperate to develop all public communications and make appropriate members of management available at presentations related to the transactions contemplated hereby as reasonably requested by the other party.
      6.05.     Access; Information. (a) Each of Compass and TexasBanc agrees that upon reasonable notice and subject to applicable Laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford the other party, and the other party’s officers, employees, counsel, accountants and other authorized Representatives, such access during normal business hours throughout the period before the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and to such other information as the other party may reasonably request and, during such period, it will furnish promptly to the other party (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking Laws, and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request. Neither Compass nor TexasBanc will be required to afford access or disclose information that would jeopardize attorney-client privilege, contravene any binding agreement with any third party, or violate any Law. The parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.

(b) Each party will hold any information that is nonpublic and confidential to the extent required by, and in accordance with, the Confidentiality Agreement between Compass and TexasBanc (the “Confidentiality Agreement”).

(c) No investigation by Compass or TexasBanc of the business and affairs of the other party, pursuant to this Section 6.05 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the transactions contemplated hereby.

      6.06.     No Solicitation of Other Proposals.
      (a) TexasBanc agrees that it shall not, and shall not authorize or permit any of its Subsidiaries or any of its, or its Subsidiaries’ Representatives to, directly or indirectly, solicit, initiate, knowingly encourage, knowingly take any action to facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any offer or proposal regarding any Acquisition Proposal, or participate in any discussions or negotiations with, or provide any information to, any Person (other than Compass and its Affiliates or representatives) concerning any Acquisition Proposal, or enter into any definitive agreement, arrangement or understanding for any Acquisition Proposal or requiring it, in connection with an Acquisition Proposal, to abandon, terminate or fail to consummate the Merger or any of the other transactions contemplated hereby, or make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal; provided, however, TexasBanc may furnish or disclose nonpublic information to any third party who has made a written bona fide unsolicited Acquisition Proposal and agrees to be subject to a confidentiality agreement no less restrictive than the Confidentiality Agreement, if the TexasBanc Board, after consultation with (and based on the advice of) counsel, determines in good faith that the failure to do so would result in a violation of its fiduciary duties under applicable Law and Texas Banc has provided Compass with written notice of such determination and a copy of any information furnished or disclosed to such third party.
      (b) TexasBanc immediately will notify any Persons invited to submit offers for the acquisition of TexasBanc that it has ceased, and TexasBanc shall cease, and shall cause its Representatives and Subsidiaries and its Subsidiaries’ Representatives to cease, all activities, discussions and negotiations with any individual or entity conducted heretofore with respect to any proposal for an Acquisition Proposal and request the return or destruction of all confidential information regarding TexasBanc or its Subsidiaries provided to any such individual or entity prior to the date of this Agreement pursuant to the terms of any confidentiality agreements, and TexasBanc shall enforce, and shall not waive any of the provisions of, any such confidentiality agreement.
      (c) From and after the execution of this Agreement, TexasBanc shall advise Compass within the Notice Period (as defined below) of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Proposal (including a summary of the material and significant terms and conditions thereof and the identity of the other individual or entity or individuals or entities involved), or its receipt of any request for information from any Governmental Authority with respect to an Acquisition Proposal, and promptly furnish to Compass a copy of any such request for information or written proposal in addition to a copy of any information (to the extent not already provided to Compass) provided to or by any third-party relating thereto. For purposes of this Agreement, the term “Notice Period” shall mean (x) with respect to written inquiries or proposals or other written materials, written notice as promptly as practicable and in no event later than twenty-four (24) hours after receipt thereof and (y) with respect to oral inquiries, discussions, negotiations or proposals, oral notice as promptly as practicable and in no event later than twenty-four (24) hours after receipt thereof, followed by written notice in no event later than one (1) business day after receipt of such oral inquiries, discussions, negotiations or proposals.
      6.07.     Affiliate Agreements. Not later than the 15th day before the mailing of the Proxy Statement, TexasBanc will deliver to Compass a schedule of each Person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the TexasBanc Meeting, deemed to be an “affiliate” of TexasBanc (each, a “TexasBanc Affiliate”) as that term is used in Rule 145 under the Securities Act. TexasBanc will use its reasonable best efforts to cause each Person who may be deemed to be a TexasBanc Affiliate to execute and deliver to Compass and TexasBanc on or before the date of mailing of the Proxy Statement an agreement in substantially the form attached hereto as Annex 2.
      6.08.     Takeover Laws and Provisions. Neither party will take any action that would cause the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. Neither party will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.
      6.09.     Exchange Listing. Compass will use all reasonable best efforts to cause the shares of Compass Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.
      6.10.     Regulatory Applications. (a) Compass and TexasBanc and their respective Subsidiaries will cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Merger, (the “Requisite Regulatory Approvals”) as well as post-Closing mergers of their subsidiary banks, as promptly as practicable, and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each of Compass and TexasBanc will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Compass and TexasBanc will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any third party or Governmental Authority in connection with the transactions contemplated hereby.
      6.11.     Indemnification. (a) Following the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former directors, officers and employees of TexasBanc and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities as incurred, in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or before the Effective Time (including the transactions contemplated hereby), (1) to the same extent as such Persons are indemnified or have the right to advancement of expenses pursuant to the Constituent Documents and indemnification agreements, if any, in effect on the date of this Agreement with TexasBanc and its Subsidiaries, and (2) without limitation of clause (1), to the fullest extent permitted by Law.

(b) For a period of six years following the Effective Time, Compass will use all reasonable best efforts to provide director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of TexasBanc or any of their respective Subsidiaries (determined as of the Effective Time) (as opposed to TexasBanc or such Subsidiary) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), including through the use of tail coverage purchased by TexasBanc, which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by TexasBanc; provided, that Compass may substitute therefor policies of Compass or its Subsidiaries (including self insurance) containing terms with respect to coverage and amount no less advantageous to such directors or officers; provided, further, that in no event shall Compass be required to pay aggregate premiums for insurance under this Section 6.11(b) in excess of 300% of the aggregate premiums paid by TexasBanc in 2005 on an annualized basis for such purpose and, if the annual premiums of such insurance coverage exceed such amount, Compass shall use its reasonable best efforts to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and provided, further, that officers and directors of TexasBanc or any Subsidiary may be required to make application and provide customary representations and warranties to Compass’ insurance carrier for the purpose of obtaining such insurance.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Compass; provided that failure so to notify will not affect the obligations of Compass under Section 6.11(a) unless and to the extent that Compass is actually and materially prejudiced as a consequence.

(d) If Compass or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Compass will cause proper provision to be made so that the successors and assigns of Compass will assume the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 shall survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and Representatives.

      6.12.     Employee Matters. (a) From and after the Effective Time, Compass shall provide the employees of TexasBanc and its Subsidiaries as of the Effective Time (the “Covered Employees”) with employee benefit plans, programs and arrangements that are substantially similar in the aggregate to those provided to similarly situated employees of Compass and its Subsidiaries. In addition, during the 12 months after the Effective Date, a Covered Employee whose employment is terminated by Compass shall be entitled to receive severance payments and benefits, if any, to the extent such Covered Employee would be entitled to receive such payments and benefits under the TexasBank severance policy as in effect on the date hereof a copy of which has been Previously Disclosed.

(b) From and after the Effective Time, Compass shall (1) provide all Covered Employees with service credit for purposes of eligibility (including eligibility for retirement), participation, vesting, levels of benefits and benefit accruals, under the Compass Bancshares, Inc. Employee Stock Ownership Plan, the Compass Bancshares, Inc. SmartInvestor Retirement Plan, and other benefit plans, programs or arrangements adopted, maintained or contributed to by Compass or any of its Subsidiaries in which Covered Employees are eligible to participate, for all periods of employment with TexasBanc or any of its Subsidiaries (or their predecessor entities) prior to the Effective Time to the extent credited by TexasBanc for purposes of a comparable plan (provided that there will be no duplication of benefits); provided, that Compass shall not provide service credit for any purpose with respect to either the frozen Compass Bancshares, Inc. Retirement Plan or any other defined benefit pension plan, and (2) cause any pre-existing conditions, limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of Compass or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents, to the extent such pre-existing conditions, limitations, eligibility waiting periods or required physical examinations would have been waived with respect to such Covered Employees and their eligible dependents under the corresponding TexasBanc plan (for a comparable level of coverage) in which the applicable Covered Employee participated immediately prior to the Effective Time. If TexasBanc’s medical and/or dental benefit plans for Covered Employees are terminated in the middle of a plan year, Covered Employees and their dependents who are then participating in a deductible-based medical and/or dental plan sponsored by TexasBanc will be given credit for deductibles and eligible out-of-pocket expenses incurred towards deductibles and out-of-pocket maximums during the portion of the plan year preceding the termination date for the Compass benefit plan year that begins with or includes such plan’s termination date.

(c) Compass and TexasBanc shall honor, or cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, employees of TexasBanc and its Subsidiaries, including any benefits or rights arising as a result of the Merger. Compass agrees to expressly assume the agreements and plans listed on Schedule 6.12(c). TexasBanc agrees to take the actions set forth on Schedule 6.12(c).

(d) Immediately prior to the Effective Time, subject to the terms and conditions set forth herein, TexasBanc shall pay or cause to be paid to the individuals listed on Schedule 6.12(d) (the “Executives”) in accordance with the terms and conditions of the arrangements between the Executives and TexasBanc, the amounts listed on Schedule 6.12(d), in full satisfaction of the obligations under or with respect to: (i) the change in control agreements between each such Executive and TexasBanc (the “Change of Control Agreement Payment”) (agreeing for this purpose that the completion of the Merger is a “Triggering Termination” under the terms of the change in control agreements that will occur immediately prior to the Effective Time) and (ii) the 2005 special bonus payment (the “Special Payment”) (the Change of Control Agreement Payment and the Special Payment are collectively referred to as the “Payments”); provided, however, the receipt of any Payments shall be conditioned upon the Executive signing, delivering and not revoking a release of claims in favor of TexasBanc, Compass and their respective Affiliates in a form mutually agreed by TexasBanc and Compass. Subject to Compass’ consent, TexasBanc may pay some or all of the Payments on or prior to December 31, 2005. Notwithstanding anything to the contrary herein, TexasBanc and its Affiliates shall not pay, and no Executive shall be entitled to receive, any amount or benefit hereunder which could reasonably be expected to be a parachute payment within the meaning of Section 280G of the Code.
      6.13.     Notification of Certain Matters. Compass and TexasBanc will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.
      6.14.     Certain Modifications; Restructuring Charges. TexasBanc and Compass shall consult with respect to their loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and TexasBanc shall make such modifications or changes to its policies and practices, if any, and at such date prior to the Effective Time, as may be mutually agreed upon. TexasBanc and Compass shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as may be mutually agreed upon. No party’s representations, warranties and covenants contained in this Agreement shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 6.14.
ARTICLE VII
Conditions to the Merger
      7.01.     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of Compass, Merger Sub and TexasBanc to consummate the Merger is subject to the fulfillment or written waiver by Compass and TexasBanc before the Effective Time of each of the following conditions:

(a) Shareholder Approvals. The plan of merger contained in this Agreement shall have been duly approved by the requisite vote of the shareholders of TexasBanc.

(b) Regulatory Approvals. All Requisite Regulatory Approvals (1) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (2) shall not have imposed a condition on such approval that would reasonably be expected, after the Effective Time, to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and precludes consummation of the Merger. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the Merger.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(e) Exchange Listing. The shares of Compass Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

      7.02.     Conditions to TexasBanc’s Obligation. TexasBanc’s obligation to consummate the Merger is also subject to the fulfillment or written waiver by TexasBanc before the Effective Time of each of the following conditions:

(a) Compass’ Representations and Warranties. The representations and warranties of Compass in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date subject to the standard set forth in Section 5.02; and TexasBanc shall have received a certificate, dated the Closing Date, signed on behalf of Compass by the Chief Executive Officer or Chief Financial Officer of Compass to that effect.

(b) Performance of Compass’ Obligations. Compass shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and TexasBanc shall have received a certificate, dated the Closing Date, signed on behalf of Compass by the Chief Executive Officer or Chief Financial Officer of Compass to that effect.

(c) Opinion of Tax Counsel. TexasBanc shall have received an opinion of Jenkens & Gilchrist, P.C., dated the Closing Date, and based on facts, representations and assumptions described or referred to in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Jenkens & Gilchrist, P.C. will be entitled to receive and rely upon customary certificates and representations of officers of TexasBanc and Compass.
      7.03.     Conditions to Compass’ Obligation. Compass’ and Merger Sub’s obligations to consummate the Merger are also subject to the fulfillment, or written waiver by Compass, before the Effective Time of each of the following conditions:

(a) TexasBanc’s Representations and Warranties. The representations and warranties of TexasBanc in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date subject to the standard set forth in Section 5.02; and Compass shall have received a certificate, dated the Closing Date, signed on behalf of TexasBanc by the Chief Executive Officer or Chief Financial Officer of TexasBanc to that effect.

(b) Performance of TexasBanc’s Obligations. TexasBanc shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Compass shall have received a certificate, dated the Closing Date, signed on behalf of TexasBanc by the Chief Executive Officer or Chief Financial Officer of TexasBanc to that effect.

(c) Opinion of Tax Counsel. Compass shall have received an opinion of Wachtell, Lipton, Rosen & Katz dated the Closing Date and based on facts, representations and assumptions described or referred to in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Wachtell, Lipton, Rosen & Katz will be entitled to receive and rely upon customary certificates and representations of officers of TexasBanc and Compass.

ARTICLE VIII
Termination
      8.01.     Termination. This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time:

(a) Mutual Agreement. By Compass or TexasBanc, with the mutual agreement of the other party.

(b) Breach. By Compass or TexasBanc, upon 60 days’ prior written notice of termination, if there has occurred and is continuing: (1) a breach by the other party of any representation or warranty contained herein, or (2) a breach by the other party of any of the covenants or agreements in this Agreement; provided that (A) such breach (under either clause (1) or (2)) would entitle the non-breaching party not to consummate the Merger under Article VII, and (B) the terminating party is not then itself in material breach of any provision of this Agreement.

(c) Adverse Action. By Compass, if, (A) the TexasBanc Board submits this Agreement (or the plan of merger contained herein) to its shareholders without a recommendation for approval or with special and materially adverse conditions on or qualifications of such approval; (B) the TexasBanc Board otherwise withdraws or modifies (or discloses its intention to withdraw or modify) its recommendation referred to in Section 6.02 or (C) any party to a Shareholder Voting Agreement (other than Compass) breaches such agreement;

(d) Delay. By Compass or TexasBanc, if the Effective Time has not occurred by the close of business on June 1, 2006; provided that the right to terminate this Agreement under this Section 8.01(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Effective Time to occur on or before such date.

(e) Denial of Regulatory Approval. By Compass or TexasBanc, if the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated hereby is denied by final, nonappealable action of such Governmental Authority; provided that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action.
      8.02.     Effect of Termination and Abandonment. If this Agreement is terminated and the Merger is abandoned, neither party will have any liability or further obligation under this Agreement, except that termination will not relieve a party from liability for any breach by it of this Agreement and except that the first sentence of Section 5.03(p), 5.04(l), Section 6.05(b), this Section 8.02 and Article IX will survive termination of this Agreement.
ARTICLE IX
Miscellaneous
      9.01.     Survival. The representations, warranties, agreements and covenants contained in this Agreement will not survive the Effective Time (other than Section 2.06, Article III, Section 6.05(b) and this Article IX).
      9.02.     Waiver; Amendment. Before the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, but only in writing, or (b) amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable Law or require submission or resubmission of this Agreement or the plan of merger contained herein to the shareholders of Compass or TexasBanc.
      9.03.     Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original.

      9.04.     Governing Law. This Agreement is governed by, and will be interpreted in accordance with, the Laws of the State of Delaware applicable to contracts made and to be performed entirely within that State.
      9.05.     Expenses. Each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that if this Agreement is terminated prior to the Closing (other than due to TexasBanc’s failure to comply with any provision of this Agreement which failure has been the cause of, or materially contributed to, the failure of the Closing to occur), Compass will bear and pay the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distributing) of the Registration Statement, the Proxy Statement and applications to Governmental Authorities for the approval of the Merger and (b) all listing, filing or registration fees, including, without limitation, fees paid for filing the Registration Statement with the SEC, filing fees for the HSR Act notices and any other fees paid for filings with Governmental Authorities.
      9.06.     Notices. All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given when personally delivered, facsimile transmitted (with confirmation) or mailed by registered or certified mail (return receipt requested) to the Persons and addresses set forth below or such other place as such party may specify by notice.

If to TexasBanc, to:

TexasBanc Holding Co.
2525 Ridgmar Blvd.
Fort Worth, TX 76116

Attention:	Bill Knight, Chairman of the Board
Facsimile:	(817) 599-7391

with a copy to:

Jenkens & Gilchrist, P.C.
1445 Ross Avenue
Suite 3700
Dallas, Texas 75202

Attention:	Charles E. Greef, Esq.

Brian R. Marek, Esq.
Facsimile: (214) 855-4300

If to Compass, to:

15 South 20th Street
Birmingham, Alabama 35233
Attention: Jerry W. Powell, Esq.
Facsimile: (205) 297-3043

with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	Edward D. Herlihy, Esq.

Craig M. Wasserman, Esq.
Facsimile: (212) 403-1314

Locke Liddell & Sapp LLP
3400 JPMorgan Chase Tower
600 Travis
Houston, TX 77002-3095
Attention: Annette L. Tripp, Esq.
Facsimile: (713) 229-2564
      9.07.     Entire Understanding; No Third Party Beneficiaries. This Agreement, the Confidentiality Agreement, the Registration Rights Agreement, the License Agreement, and the Shareholder Voting Agreements represent the entire understanding of Compass, Merger Sub and TexasBanc regarding the transactions contemplated hereby and supersede any and all other oral or written agreements previously made or purported to be made. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied on by any party in entering into this Agreement. Except for Section 6.11, which is intended to benefit the Indemnified Parties to the extent stated, nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any Person other than Compass, Merger Sub and TexasBanc.
      9.08.     Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.
      9.09.     Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, before the Effective Time, Compass may revise the structure of the Merger or otherwise revise the method of effecting the Merger and related transactions, provided that (1) such revision does not alter or change the kind or amount of consideration to be delivered to the shareholders of TexasBanc and the holders of TexasBanc Stock Options, (2) such revision does not adversely affect the Tax consequences to the shareholders of TexasBanc, (3) such revised structure or method is reasonably capable of consummation without significant delay in relation to the structure contemplated herein, and (4) such revision does not otherwise cause any of the conditions set forth in Article VII not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof). This Agreement and any related documents will be appropriately amended in order to reflect any such revised structure or method.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

COMPASS BANCSHARES, INC.

By:	/s/ D. Paul Jones, Jr.

Name: D. Paul Jones, Jr.
Title: Chairman and Chief Executive Officer

XYZ ACQUISITION CORP.

By:	/s/ Garrett R. Hegel

Name: Garrett R. Hegel
Title: Chairman and President

TEXASBANC HOLDING CO.

By:	/s/ Bill Knight

Name: Bill Knight
Title: Chairman

ANNEX 1
LICENSE AGREEMENT
      This License Agreement (this “Agreement”) is entered into as of September 17, 2005 (the “Effective Date”), by and between TexasBank, a Texas banking association with its home office in Fort Worth, Texas (“TexasBank”), and TexasBank, a Texas banking association with its home office in Brownwood, Texas (“Brownwood”).
Recitals
      WHEREAS, Compass Bancshares, Inc., a Delaware corporation (“Compass”), XYZ Acquisition Corp., a Texas corporation, and TexasBanc Holding Co., a Texas corporation, have entered into that certain Agreement and Plan of Merger, dated as of September 17, 2005 (the “Merger Agreement”);
      WHEREAS, it was a condition to Compass’ execution of the Merger Agreement that TexasBank and Brownwood execute and deliver this Agreement;
      WHEREAS, TexasBank and Brownwood acknowledge that TexasBank is the owner of the trade name and mark “TexasBank” for banking services as reflected by Certificate of Registration No. 2,980,295 as issued by the United States Patent & Trademark Office (USPTO) and all reissues, renewals, divisionals, applications and registrations related thereto (collectively the “Certificate of Registration”), and the logo as shown in Exhibit A attached hereto and incorporated herein by reference, together with all common law rights therein (collectively “Licensed Marks”).
      WHEREAS, Brownwood has conducted and desires to continue to conduct its operations under the Licensed Marks; and
      WHEREAS, TexasBanc is prepared to grant Brownwood a limited exclusive license to use the Licensed Marks for a limited geographic area on these terms and subject to the conditions set forth herein.
Agreement
      NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, it is agreed as follows:
      1.     For and in consideration of the sum of $10.00, the covenants and obligations assumed hereunder by Brownwood and such other good and valuable consideration, the receipt and sufficiency of which is acknowledged by TexasBank, TexasBank hereby grants to Brownwood a limited, royalty-free, exclusive license to use the Licensed Marks, alone or in conjunction with other trade names, marks or logos of Brownwood:

(a) in conjunction with the operation of Brownwood as a Texas banking association or related bank holding company and in conjunction with products and services normally attendant to the offering of banking services (including without limitation those listed in the Certificate of Registration) and any other product or service legally permitted for a Texas banking association or related bank holding company, and in conjunction with the packaging, advertisement, promotion, and distribution of such products and services (collectively, the “Licensed Goods/ Services”); provided that for a period beginning on the Effective Date and ending 10 years thereafter, Brownwood cannot use the Licensed Marks to conduct any business, solicit or seek to acquire customers outside of a geographic area consisting of the cities of Brownwood, Texas, Bangs, Texas, Dublin, Texas, Stephenville, Texas and within a 75 mile radius of each of those cities, but specifically excluding all of Bell County, Collin County, Dallas County, Denton County, Hood County, McLennan County, Parker County, and Tarrant County, Texas (the “Licensed Territory”) (the restrictions on Brownwood’s use of the Licensed Marks in this proviso are referred to herein as the “Limitations”); and

(b) in the domain name www.texbank.com and other related domain name(s) only in connection with the business described in paragraph (a) above including the Limitations.
      2.     Subject to the Limitations Brownwood has the right to sublicense the right granted in Section 1 to its affiliates, subsidiaries, suppliers and vendors who agree in writing to abide by the terms and conditions of this Agreement, including the Limitations, for the sole purpose of developing, marketing, distributing and providing the Licensed Goods/ Services for or on behalf of Brownwood. TexasBank and Brownwood acknowledge and agree that use of the Licensed Marks by Brownwood subject to the Limitations in advertising and promotion of its goods and services on the Internet or in media that primarily serves the Licensed Territory will not be treated as a violation of the foregoing license by Brownwood.
      3.     While this Agreement is in effect, Brownwood will comport itself in accordance with reasonable standards of business conduct, and will comply with all laws and regulations applicable to its business. Brownwood will refrain from all activity or conduct that reflects adversely upon the goodwill associated with the Licensed Marks. The Licensed Goods/ Services provided by Brownwood under the Licensed Marks will continue to be of a quality at least equal to that of its current products and/or services or those products and/or services currently offered by TexasBank under the Licensed Marks.
      4.     Brownwood acknowledges that it has not acquired and will not acquire any rights in the Licensed Marks and it further acknowledges that all use of the Licensed Marks, whether alone or in conjunction with any trade name, mark or logo, by Brownwood outside the scope of the rights granted in Section 1 is strictly prohibited unless otherwise agreed to in writing by TexasBank. Any permitted use of the Licensed Marks will inure to the benefit of TexasBank. Nothing in this Agreement will prohibit TexasBank from offering its banking or financial services under the Licensed Marks outside the Licensed Territory, and Brownwood will take no action to challenge or hinder such usage of the Licensed Marks by TexasBank outside the Licensed Territory.
      5.     This Agreement will terminate (a) upon Brownwood’s material breach of or default with respect to any of its obligations or covenants under this Agreement, other than the Limitations, if such breach is not cured within 60 days following receipt of written notice from TexasBank of such default, (b) Brownwood’s breach of the Limitations, or (c) upon the delivery to TexasBank of Brownwood’s written notice of Brownwood’s intention to cease all use of the Licensed Mark, whichever occurs first. Upon termination of this Agreement pursuant to this Section, Brownwood covenants that it will terminate all use of the Licensed Marks within 60 days of the effective date of such termination of this Agreement; provided, that if this agreement is terminated pursuant to Section 5(b), Brownwood will terminate all use of the Licensed Marks within 10 days of the effective date of such termination of this Agreement.
      6.     Brownwood covenants that it will use the Licensed Mark only for the Licensed Goods/ Services and for no other purpose; and, in accordance with Section 1 of this Agreement, will conduct its business only within the Licensed Territory.
      7.     TexasBank covenants that it will take no action to challenge any use of the Licensed Marks by Brownwood as long as such use is in accordance with this Agreement, and that it will not use the Licensed Marks or authorize others to use the Licensed Marks within the Licensed Territory only; provided that nothing in this agreement shall be deemed to limit TexasBank’s ability to use the Licensed Marks for regulatory purposes or to transition from the Licensed Marks to other trademarks, and Brownwood will provide reasonable cooperation with any such use. TexasBank further covenants that it will provide Brownwood with written notice of its intent to no longer maintain or renew the Certificate of Registration and will provide Brownwood with reasonable cooperation in Brownwood’s maintenance or renewal of the Certificate of Registration, and in such event, Brownwood shall have the right, but not the obligation, to continue the maintenance or renewal thereof.
      8.     TexasBank and Brownwood agree that TexasBank has the right, but not the obligation, at its own expense, to protect and seek enforcement of the Licensed Mark against third parties throughout the United States (including the State of Texas). In the event of any potential infringement of the Licensed Marks by a third party within the Licensed Territory to which a party becomes aware during the term of this Agreement, such party shall notify the other party in writing setting forth the particulars of such infringement. If TexasBank does not elect to pursue such infringement within 60 days of such written notice, then Brownwood shall have the right, but not the obligation, to pursue such infringements of the Licensed Marks in the Licensed Territory only at its own expense. Each party shall reasonably cooperate with the other party in their enforcement of any such claim and, if requested, agrees to join the enforcing party as a party plaintiff where joinder is needed to afford such enforcing party the full relief provided by applicable law, and the enforcing party shall be entitled to receive any and all payments made by alleged infringers of the Licensed Marks in the Licensed Territory in connection with such claims less any expenses incurred by the injoined party as a party plaintiff.
      9.     If, during the term of this Agreement, TexasBank receives an offer by a third party to acquire the Licensed Marks, other than pursuant to or in connection with an acquisition of any other business or assets of TexasBank or its affiliates, TexasBank shall provide prompt notice to Brownwood of the receipt of such offer that includes the material terms and conditions thereof, and Brownwood shall have the right of first and last refusal to acquire such rights or assets on the same terms and conditions as offered by third party. Brownwood shall have the right to record this Agreement against the Certificate of Registration in the USPTO.
      10.     This Agreement may be signed in counterparts and each copy will be considered an original for all purposes. A facsimile of a signature of a party is sufficient to bind such party to this Agreement.
      11.     The parties to this Agreement each warrant and represent that the person signing this Agreement on its behalf is fully authorized to do so, and to the extent any action or approval is necessary for such authorization, it has been obtained.
      12.     The terms and provisions of this Agreement are be binding upon and will inure to the benefit of the parties hereto, and their respective successors, assigns, affiliates and transferees. The Agreement may not be assigned or transferred by a party without the prior written consent of the other party, which consent may not be unreasonably withheld or delayed; provided, however, that a reorganization or merger by a party with or consolidation into another company will not be deemed a prohibited transfer or assignment, and neither will the sale, transfer or exchange of substantially all of the party’s assets; provided that the successor or transferree agrees in writing to be unconditionally bound by the terms of this Agreement. Any assignment in contravention of the above shall be null and void.
      13.     Any ambiguity in the terms of this Agreement is not to be construed against the drafter of this Agreement as a matter of statutory or contractual construction or interpretation.
      14.     This Agreement constitutes the entire agreement between the parties. It may not be modified, altered or amended except upon written consent of the parties.
      15.     This Agreement is to be governed by and construed in accordance with the laws of the State of Texas without reference to the choice of law principles thereof. The language of all parts of this Agreement is in all cases to be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties.
      16.     Any notice required or authorized to be given to either party must be (i) in writing, (ii) delivered by personal delivery, facsimile or sent by commercial delivery service or registered or certified mail, return receipt requested, (iii) deemed to have been given on the date of personal delivery or the date set forth on the facsimile confirmation or in the records of the delivery service or the return receipt, and (iv) addressed to the applicable addresses set forth below:
      Notices to Brownwood is to be sent to:

TexasBank

400 Fisk Avenue

Brownwood, TX 76804

Attention: C. Norman Tinkler, President

Facsimile: (325) 649-9297

      Notices to TexasBank is to be sent to:

If notice is sent prior to the Closing Date of the Merger Agreement (as such term is defined therein):
TexasBanc Holding Co.
2525 Ridgmar Blvd.
Fort Worth, TX 76116
Attention: Bill Knight, Chairman of the Board
      With a copy to:

Jenkens & Gilchrist, P.C.

1445 Ross Avenue

Suite 3700

Dallas, Texas 75202

Attention: Charles E. Greef, Esq.

Brian R. Marek, Esq.

Facsimile: (214) 855-4300

      And copy to:

c/o Compass Bancshares, Inc.

15 South 20th Street

Birmingham, Alabama 35233

Attention: Jerry W. Powell, Esq.

Facsimile: (205) 297-3043

      And a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy, Esq.

Craig M. Wasserman, Esq.

Facsimile: (212) 403-1314

      And a copy to:

Locke Liddell & Sapp LLP

3400 JPMorgan Chase Tower

600 Travis

Houston, TX 77002-3095

Attention: Annette L. Tripp, Esq.

Facsimile: (713) 229-2564

      If notice is sent following the Closing Date of the Merger Agreement:

c/o Compass Bancshares, Inc.

15 South 20th Street

Birmingham, Alabama 35233

Attention: Jerry W. Powell, Esq.

Facsimile: (205) 297-3043

      With a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy, Esq.

Craig M. Wasserman, Esq.

Facsimile: (212) 403-1314

      And a copy to:

Locke Liddell & Sapp LLP

3400 JPMorgan Chase Tower

600 Travis

Houston, TX 77002-3095

Attention: Annette L. Tripp, Esq.

Facsimile: (713) 229-2564

      IN WITNESS THEREOF, the parties hereto have caused this Agreement to be executed in by their duly authorized representatives.

TEXASBANK

By:

Name:

Title:

TEXAS BANK

By:

Name:

Title:

EXHIBIT A

ANNEX 2
FORM OF TEXASBANC AFFILIATE LETTER
[       ●       ], 2005
TexasBanc Holding Co.
2525 Ridgmar Blvd.
Fort Worth, TX 76116
Compass Bancshares, Inc.
15 South 20th Street
Birmingham, Alabama 35233
Ladies and Gentlemen:
      I have been advised that I may be deemed to be an “affiliate” of TexasBanc Holding Co. (“TexasBanc”), as that term is defined for purposes of Rule 145 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). I understand that pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2005 (as amended or modified from time to time, the “Merger Agreement”), by and among TexasBanc, Compass Bancshares, Inc. (“Compass”) and XYZ Acquisition Corp. (“Merger Sub”), TexasBanc plans to merge with and into Merger Sub (the “Merger”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Merger Agreement.
      I further understand that as a result of the Merger, I may receive common stock of Compass (the “Compass Common Stock”) in exchange for shares of common stock of TexasBanc (the “TexasBanc Common Stock”), or as a result of the exercise of TexasBanc Stock Options or similar Rights.
      I have carefully read this letter and reviewed the Merger Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of Compass Common Stock and TexasBanc Common Stock, to the extent I felt necessary, with my counsel or counsel for TexasBanc.
      I represent, warrant and covenant with and to Compass that in the event I receive any Compass Common Stock as a result of the Merger:
      1.     I will not make any sale, transfer, or other disposition of such Compass Common Stock unless (a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act, or (c) in the opinion of counsel in form and substance reasonably satisfactory to Compass, or under a “no-action” letter obtained by me from the staff of the SEC, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act.
      2.     I understand that, except to the extent provided in the Registration Rights Agreement, Compass is under no obligation to register the sale, transfer or other disposition of shares of Compass Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available, except the obligation to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as more fully described below.
      3.     I understand that stop transfer instructions will be given to Compass’ transfer agent with respect to the shares of Compass Common Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

“The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement between the registered holder hereof and Compass Bancshares, Inc., a copy of which agreement is on file at the principal offices of Compass Bancshares, Inc.”

      4.     I understand that, unless transfer by me of the Compass Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, Compass reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”
      I understand and agree that the legends set forth in paragraph 3 or 4 above, as the case may be, will be removed by delivery of substitute certificates without such legend if I deliver to Compass (a) a copy of a “no-action” letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Compass, to the effect that such legend is not required for purposes of the Securities Act, or (b) evidence or representations reasonably satisfactory to Compass that Compass Common Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d).
      By its acceptance hereof, Compass agrees, for a period of two years after the Effective Time, that it, as the Surviving Corporation, will file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, so that the public information provisions of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) promulgated under the Securities Act are therefore available to me in the event I desire to transfer any Compass Common Stock issued to me in the Merger.
      By signing this letter agreement, without limiting or abrogating the agreements that I have made as set forth above, I do not admit that I am an “affiliate” of TexasBanc within the meaning of the Securities Act or the rules and regulations promulgated thereunder, and I do not waive any right that I may have to object to any assertion that I am an affiliate.
      This letter agreement shall be governed by and construed in accordance with the Laws of the State of Delaware. This letter agreement shall terminate if and when the Merger Agreement is terminated according to its terms.

Very truly yours,

Name:

Accepted this ______________________________________________ day of ________________________________________________________, 2005.

TEXASBANC HOLDING CO

By:

Name:

Title:

COMPASS BANCSHARES, INC.

By:

Name:

Title:

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
      This AMENDMENT NO. 1, dated as of November 22, 2005 (this “Amendment”), to the Agreement and Plan of Merger, dated as of September 17, 2005 (the “Merger Agreement”), is by and among Compass Bancshares, Inc., a Delaware corporation (“Compass”), XYZ Acquisition Corp., a Delaware corporation (“Merger Sub”) and TexasBanc Holding Co., a Texas corporation (“TexasBanc”).
WITNESSETH:
      WHEREAS, Compass, Merger Sub and TexasBanc have entered into the Merger Agreement;
      WHEREAS, the Effective Time has not yet occurred;
      WHEREAS, pursuant to the Merger Agreement, Compass is permitted to revise the structure of the Merger or otherwise revise the method of effecting the Merger and related transactions;
      WHEREAS, subject to the terms and conditions set forth in this Amendment, Compass, Merger Sub, and TexasBanc desire to amend the Merger Agreement by entering into this Amendment.
      NOW, THEREFORE, for and in consideration of the foregoing recitals and of the mutual covenants contained in this Amendment, the parties hereto do hereby agree as follows:
      1. Merger Agreement Provisions.
      (a) The first recital of the Merger Agreement is hereby amended and restated in its entirety as follows:

A. The Proposed Transaction. The parties intend to effect a strategic business combination through the merger of Merger Sub with and into TexasBanc (the “Merger”), with TexasBanc as the surviving corporation (all references to TexasBanc from and after the Merger, the “Surviving Corporation”) followed immediately thereafter by the merger (the “Subsequent Merger”) of the Surviving Corporation with and into Compass.
      (b) The seventh recital of the Merger Agreement is hereby amended and restated in its entirety as follows:

F. Intended Tax Treatment. The parties intend the Merger, taken together with the Subsequent Merger, to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations thereunder and intend for this Agreement, together with the Agreement and Plan of Merger in the Subsequent Merger, to constitute a “plan of reorganization” for purposes of Section 354 and 361 of the Code.
      (c) Section 2.01 of the Merger Agreement is hereby amended and restated in its entirety as follows:

2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into TexasBanc at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub will terminate. TexasBanc will be the Surviving Corporation, and will continue its corporate existence under the Laws of the State of Texas until the Subsequent Merger.
      (d) Section 2.05 of the Merger Agreement is hereby amended and restated in its entirety as follows:

2.05 Articles of Incorporation and By-Laws. (a) The Articles of Incorporation of TexasBanc, as in effect immediately before the Effective Time, will be the articles of incorporation of the Surviving Corporation as of the Effective Time.

(b) The By-laws of TexasBanc, as in effect immediately before the Effective Time, will be the by-laws of the Surviving Corporation as of the Effective Time.

      (e) Section 3.06 of the Merger Agreement is hereby amended and restated in its entirety as follows:

3.06 Effect on Merger Sub Stock. Each share of Merger Sub Stock outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation and remain outstanding until the Subsequent Merger.
      (f) Article VI of the Merger Agreement is hereby amended to include an additional section, Section 6.15, as follows:

6.15. Transfer of TexasBanc Assets. Prior to the Merger, TexasBanc shall contribute, convey, and deliver to TexasBank all of its assets (other than its shares of TexasBank), whether now owned or that may be acquired prior to the Effective Time (“TexasBanc Assets”). TexasBanc shall execute and deliver such instruments of transfer and assignment (including any certificates of title, registrations and/or certificates of origin (as applicable)) and take such other action to more effectively contribute, convey and deliver each of the TexasBanc Assets to TexasBank, in form and substance reasonably satisfactory to Compass, and shall provide reasonable evidence and documentation of all of such transfers to Compass prior to the Effective Time.
      2. Form of Affiliate Letter. Annex II of the Merger Agreement (Form of Affiliate Letter) is hereby amended to the extent necessary to give effect to this Amendment.
      3. General Provisions.
      (a) Modification; Full Force and Effect. Except as expressly modified and superseded by this Amendment, the terms and provisions of the Merger Agreement are and shall continue to be in full force and effect.
      (b) Definitions. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Merger Agreement.
      (c) Other Miscellaneous Terms. The provisions of Article IX (Miscellaneous) of the Merger Agreement shall apply mutatis mutandis to this Amendment.
[The remainder of this page is intentionally left blank.]

      IN WITNESS WHEREOF, this Amendment has been signed by or on behalf of each of the parties as of the day first above written.

COMPASS BANCSHARES, INC.

By:	/s/ Jerry W. Powell

Name: Jerry W. Powell

Title:	General Counsel and Secretary

XYZ ACQUISITION CORP.

By:	/s/ Garrett R. Hegel

Name: Garrett R. Hegel

Title:	Chairman and President

TEXASBANC HOLDING CO.

By:	/s/ Vernon W. Bryant, Jr.

Name: Vernon W. Bryant, Jr.

Title:	President

APPENDIX B
FAIRNESS OPINION

[SANDLER O’NEIL & PARTNERS, L.P. LETTERHEAD]
September 17, 2005
Board of Directors
TexasBanc Holding Co.
102 N. Main Street
Weatherford, TX 76086
Ladies and Gentlemen:
      TexasBanc Holding Co. (“TexasBanc”) and Compass Bancshares, Inc. (“Compass”) have entered into an Agreement and Plan of Merger, dated as of September 17, 2005 (the “Agreement”), pursuant to which TexasBanc will be merged with and into a wholly-owned subsidiary of Compass (the “Merger”). Terms with their initial letter capitalized but not defined in this opinion have the meanings given them in the Agreement.
      Under the terms of the Agreement, upon consummation of the Merger, each share of TexasBanc common stock, par value $1.00 per share, issued and outstanding immediately prior to the Merger (the “TexasBanc Common Stock”), will be converted into the right to receive, at the election of the holder thereof, either (a) cash in an amount equal to the Per Share Consideration, without interest, or (b) a number shares of Compass common stock, par value $2.00 per share, equal to the Exchange Ratio (the “Merger Consideration”), subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that the total aggregate consideration shall consist of no more than $231.75 million in cash (the “Aggregate Cash Consideration”) and 4.938 million shares of Compass common stock (the “Aggregate Compass Share Amount”), including a cashless exercise of all outstanding TexasBanc options. Pursuant to the Agreement, the closing transaction value will be equal to the sum of the Aggregate Cash Consideration plus the product of the Aggregate Compass Share Amount multiplied by the average of the closing sales prices of Compass common stock for the ten consecutive trading days immediately preceding the day the Merger is closed. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of TexasBanc Common Stock.
      Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain financial statements and other historical financial information that we deemed relevant and provided by TexasBanc’s management; (iii) certain publicly available financial statements and other historical financial information of Compass that we deemed relevant; (iv) internal financial projections for TexasBanc for the years ending December 31, 2005 and 2006 and reviewed with management of TexasBanc; (v) consensus earnings per share estimates for Compass for the years ending December 31, 2005 and 2006 published by I/B/E/S and reviewed with management of Compass; (vi) the pro forma financial impact of the Merger on Compass, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Compass and TexasBanc; (vii) the publicly reported historical price and trading activity for Compass’ common stock, including a comparison of certain financial and stock market information for Compass with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of TexasBanc the business, financial condition, results of operations and prospects of TexasBanc and held similar discussions with certain members of senior management of Compass regarding the business, financial condition, results of operations and prospects of Compass.

Board of Directors
TexasBanc Holding Co.
September 17, 2005

      In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by TexasBanc or Compass or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of TexasBanc and Compass that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of TexasBanc or Compass or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of TexasBanc or Compass nor have we reviewed any individual credit files relating to TexasBanc or Compass. We have assumed, with your consent, that the respective allowances for loan losses for both TexasBanc and Compass are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections for TexasBanc and Compass and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the management of TexasBanc and Compass and used by Sandler O’Neill in its analyses, TexasBanc’s and Compass’ management confirmed to us that they reflected the best currently available estimates and judgments of the respective management of the respective future financial performances of TexasBanc and Compass and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in TexasBanc’s and Compass’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that TexasBanc and Compass will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes with respect to the Aggregate Compass Share Amount. Finally, with your consent, we have relied upon the advice TexasBanc has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.
      Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Compass’ common stock will be when issued to TexasBanc’s shareholders pursuant to the Agreement or the prices at which Compass’ common stock may trade at any time.
      We have acted as TexasBanc’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. TexasBanc has also agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided certain other investment banking services for TexasBanc. In addition, as we have previously advised you, we have in the past provided certain investment banking services to Compass and have received compensation for such services and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.
      In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to TexasBanc and Compass and their affiliates. We may also actively trade the equity or debt

Board of Directors
TexasBanc Holding Co.
September 17, 2005

securities of TexasBanc and Compass or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
      Our opinion is directed to the Board of Directors of TexasBanc in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of TexasBanc as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of TexasBanc Common Stock and does not address the underlying business decision of TexasBanc to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for TexasBanc or the effect of any other transaction in which TexasBanc might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of TexasBanc Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

APPENDIX C
AMENDED AND RESTATED SHAREHOLDER VOTING AGREEMENT

AMENDED AND RESTATED SHAREHOLDER VOTING AGREEMENT
      AMENDED AND RESTATED SHAREHOLDER VOTING AGREEMENT (“Agreement”), dated as of January 12, 2006, by and between Compass Bancshares, Inc., a Delaware corporation (“Compass”), XYZ Acquisition Corp., a Delaware corporation (“Merger Sub”), and each of the undersigned (each a ”Shareholder”) holder of common stock, par value $1.00 (“Common Stock”), of TexasBanc Holding Co., a Texas corporation (“TexasBanc”).
      WHEREAS, Compass, Merger Sub and TexasBanc entered into an Agreement and Plan of Merger, dated as of September 17, 2005 (as such agreement has been and may subsequently be amended or modified, the “Agreement and Plan of Merger”), providing for the merger of TexasBanc with and into Merger Sub (the “Merger”);
      WHEREAS, each Shareholder has beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934) (“Beneficial Ownership”) with respect to the number of shares of Common Stock indicated opposite such Shareholder’s name on the signature pages hereto (the ”Shares”);
      WHEREAS, prior to the date hereof, Compass, Merger Sub and certain holders of the Common Stock have entered into a Shareholder Voting Agreement dated as of September 17, 2005, an Addendum to Shareholder Voting Agreement dated as of October 28, 2005, and an Addendum to Shareholder Voting Agreement dated as of November 16, 2005, (collectively, the “Original Shareholder Voting Agreement”), and certain holders of the Common Stock joined and became parties to the Original Shareholder Voting Agreement pursuant to a Joinder Agreement dated as of November 20, 2005, by and between Compass and certain holders of the Common Stock (the “Joinder Agreement”);
      WHEREAS, the parties hereto desire to amend and restate the Original Shareholder Voting Agreement in its entirety;
      WHEREAS, all capitalized terms used in this Agreement without definition herein have the meanings ascribed to them in the Agreement and Plan of Merger.
      NOW, THEREFORE, in consideration of the foregoing and the covenants, representations, warranties and agreements contained herein; each Shareholder and Compass agree as follows:
      1. Agreement to Vote Shares. Each Shareholder agrees that, prior to the Expiration Date (as defined below), at any meeting of the shareholders of TexasBanc, or in connection with any written consent of the shareholders of TexasBanc, with respect to the Merger, the Agreement and Plan of Merger or any Acquisition Proposal or any adjournment thereof, such Shareholder shall:

(a) appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering all of the Shares that such Shareholder shall be entitled to so vote, whether such Shares are Beneficially Owned by such Shareholder on the date of this Agreement or are subsequently acquired, (i) in favor of adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger; (ii) against any liquidation or winding up of TexasBanc or any of its Subsidiaries, and (iv) against any Acquisition Proposal.

      2. Additional Shares. Each Shareholder hereby agrees, while this Agreement is in effect, to promptly notify Compass of the number of any new shares of Common Stock with respect to which Beneficial Ownership is acquired by such Shareholder, if any. Any such shares of Common Stock shall automatically become subject to the terms of this Agreement.
      3. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (i) June 1, 2006; (ii) the date that the Agreement and Plan of Merger is terminated pursuant to Section 8.01(a), or by TexasBanc pursuant to Section 8.01(b) thereof, or (iii) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided however, such termination or expiration shall not relieve any party from liability for any breach of this Agreement prior to termination hereof.
      4. Agreement to Retain Shares. Until the Expiration Date, each Shareholder shall not, except as contemplated by this Agreement or the Agreement and Plan of Merger, directly or indirectly, sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a Lien (as defined in Section 5(c) below)), or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares or take any other action inconsistent with the terms of this Agreement. Any action attempted to be taken in violation of the preceding sentence will be null and void. Notwithstanding the foregoing, each Shareholder may make (a) transfers by will or by operation of law, to the extent that this Agreement binds the transferee, and (b) as Compass may otherwise agree in writing in its sole discretion.
      5. Representations and Warranties of Each Shareholder. Each Shareholder hereby represents and warrants to Compass, that:

(a) Such Shareholder has the power and the right to enter into and perform the terms of this Agreement;

(b) this Agreement (assuming this Agreement constitutes a valid and binding agreement of Compass) constitutes a valid and binding agreement with respect to such Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c) Such Shareholder has Beneficial Ownership of such Shareholder’s Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares and such Shares constitute all of the capital stock of TexasBanc of which such Shareholder has Beneficial Ownership;

(d) the execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of his obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which such Shareholder is a party or by which such Shareholder is bound, or any statute, rule or regulation to which such Shareholder is subject or, in the event that such Shareholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of such Shareholder.

      6. Additional Assurances. Subject to the last sentence of this Section 6, by execution of this Agreement, each Shareholder hereby agrees that if such Shareholder indicates to Compass that he or she is unable to perform his or her obligations under this Agreement, Compass shall vote such shares on behalf of such Shareholder with respect to the matters set forth in Section 1 hereof and in accordance therewith. Notwithstanding anything contained herein to the contrary, this Section 6 shall automatically terminate upon the Expiration Date of this Agreement.
      7. No Solicitation. Until the Expiration Date, each Shareholder shall not, nor, to the extent applicable to such Shareholder, shall he authorize any of his Affiliates to, nor shall he authorize any partner, officer director, advisor or representative of, such Shareholder or any of its Affiliates to, (i) solicit, initiate or knowingly encourage, take any action to facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries, proposals or offers from any person relating to a proposal regarding an Acquisition Proposal or participation in any discussions or negotiations with, or provide any information to, any Person (other than Compass and its Affiliates or representative) concerning any Acquisition Proposal, (ii) enter into any agreement with respect to an Acquisition Proposal (other than the Agreement and Plan of Merger), (iii) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Agreement and Plan of Merger) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Agreement and Plan of Merger, (iv) initiate a vote or action by consent of TexasBanc’s shareholders with respect to an Acquisition Proposal, or (v) except by reason of this Agreement become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of TexasBanc that takes any action in support of an Acquisition Proposal.
      8. Other Agreements. Each Shareholder agrees that, prior to the Effective Time, he will use his reasonable best efforts to seek shareholder approval, in accordance with Section 280G of the Code and the regulations promulgated thereunder, with respect to any payments that could be payable under (i) the existing agreements and arrangements with employees of TexasBanc or its Subsidiaries who are “disqualified individuals” within the meaning of Section 280G of the Code and (ii) the new agreements between Compass and such employees, in each case, that could reasonably be expected, in the absence of such a vote, to be parachute payments within the meaning of Section 280G of the Code (assuming for these purposes that employment of the disqualified individuals is terminated without cause immediately following the Closing Date).
      9. Specific Enforcement. Each Shareholder has signed this Agreement intending to be legally bound thereby. Each Shareholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against such Shareholder. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.
      10. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.
      11. No waivers. No waivers of any breach of this Agreement extended by Compass to any Shareholder shall be construed as a waiver of any rights or remedies of Compass with respect to any other Shareholder or with respect to any subsequent breach of such Shareholder or any Shareholder. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
      12. Miscellaneous. This Agreement to be governed by the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.
      13. Entire Agreement. This Agreement supersedes all prior agreements (including the Original Shareholder Voting Agreement and the Joinder Agreement), written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.
[SIGNATURE PAGES FOLLOW]

      EXECUTED as of the date first above written.

COMPASS BANCSHARES, INC.

By:	/s/ Garrett R. Hegel

Name: Garrett R. Hegel

Title:	Chief Financial Officer

XYZ ACQUISITION CORP.

By:	/s/ Richard Garrison

Name: Richard Garrison

Title:	Vice President and Treasurer

Doss, Ltd., a Texas Limited Partnership

By:	Nancy Doss Knight Exempt Irrevocable 1997 Trust

By:	/s/ Bill F. Knight

Bill F. Knight, Trustee

85,000 shares

/s/ Dorothy Doss

Dorothy Doss

3,441 shares

/s/ Dorothy Doss

Dorothy Doss, as Trustee of The Dorothy Doss Regular Marital Trust

14,524 shares

/s/ Dorothy Doss

Dorothy Doss, as Trustee of The Dorothy Doss Special Marital Trust

476 shares

Knight Capital Investment Company, Ltd.

By: Knight Capital Company, L.L.C., General Partner

By:	/s/ Bill F. Knight

Bill F. Knight, President

26,079 shares

/s/ Bill F. Knight

Bill F. Knight, as Trustee of the Nancy Doss Knight Exempt Irrevocable 1997 Trust

150 shares

/s/ Bill F. Knight

Bill F. Knight, as Trustee of the James H. Doss III Exempt Irrevocable 1997 Trust

9,509 shares

/s/ Bill F. Knight

Bill F. Knight, as Trustee of the John Edgar Doss Exempt Irrevocable 1997 Trust

9,509 shares

/s/ Bill F. Knight

Bill Knight, as Trustee of The David Andrew Knight Grantor Trust

57 shares

APPENDIX D
DISSENTER’S RIGHTS

PROVISIONS OF TEXAS BUSINESS CORPORATION ACT
RELATING TO RIGHTS OF DISSENTING SHAREHOLDERS
TEXAS BUSINESS CORPORATION ACT
DISSENTERS’ RIGHTS
      Art. 5.11.     Rights of Dissenting Shareholders in the Event of Certain Corporate Actions
      A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

(1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

(2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

(3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.
      B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

(1) the shares, or depository receipts in respect of the shares, held by the shareholder are part of a class or series, shares, or depository receipts in respect of the shares, of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

(a) listed on a national securities exchange;

(b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(c) held of record by not less than 2,000 holders;

(2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

(3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder’s shares any consideration other than:

(a) shares, or depository receipts in respect of the shares, of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares, or depository receipts in respect of the shares, of which are:

(i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

(ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(iii) held of record by not less than 2,000 holders;

(b) cash in lieu of fractional shares otherwise entitled to be received; or

(c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

      Art. 5.12.     Procedure for Dissent by Shareholders as to Said Corporate Actions
      A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

(1) (a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder’s right to dissent will be exercised if the action is effective and giving the shareholder’s address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. In computing the fair value of the shares under this article, consideration must be given to the value of the corporation as a going concern without including in the computation of value any payment for a control premium or minority discount other than a discount attributable to the type of share held by the dissenting shareholder and any limitation placed on the rights and preference of those shares. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

(b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder’s right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

(2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

(3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.
      B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder’s shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.
      C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.
      D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.
      E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

      F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.
      G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.
      Art. 5.13. Provisions Affecting Remedies of Dissenting Shareholders
      A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.
      B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder’s rights under Articles 5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.
      C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder’s rights under Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

APPENDIX E
REGISTRATION RIGHTS AGREEMENT
(including amended and restated joinder agreement)

REGISTRATION RIGHTS AGREEMENT
      THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is dated as of September 17, 2005, by and between Compass Bancshares, Inc., a Delaware corporation and the persons designated as Holders on the signature pages hereto and any assignees or transferees thereof (each, an “Holder” and collectively, the “Holders”).
      WHEREAS, the Company, XYZ Acquisition Corp., a Texas corporation, and TexasBanc Holding Co., a Texas corporation (“TexasBanc”), have entered into that certain Agreement and Plan of Merger, dated as of September 17, 2005 (the “Merger Agreement”), pursuant to which the Holders will receive shares of common stock, par value $2.00 per share, of the Company in connection with the closing (the “Closing”) of the transactions contemplated thereby;
      WHEREAS, in connection with the Merger Agreement, the Company and each of the Holders are entering into this Agreement, to become effective as of the Effective Date; and
      WHEREAS, the execution of this Agreement is an inducement to the Holders to approve the consummation of the transactions contemplated by the Merger Agreement.
      NOW, THEREFORE, in consideration of the foregoing and the mutual promises of the parties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holders hereby covenant and agree with each other as follows:
      1.     Certain Definitions.
      As used in this Agreement, the following terms shall have the following respective meanings; provided, however, that terms used but not defined herein shall have the meaning assigned thereto in the Merger Agreement;
      “Board” shall mean the Board of Directors of the Company.
      “Business Day” shall mean any day that the NASDAQ National Market is normally open for trading for a full day and that is not a Saturday, a Sunday or a day on which banks in New York, New York or Birmingham, Alabama are authorized or required to close for regular banking business.
      “Closing Date” shall mean the date on which the Closing occurs.
      “Commission” shall mean the United States Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act and the Exchange Act.
      “Common Stock” shall mean the common stock, par value $2.00 per share, of the Company, and any other common equity securities issued by the Company, and any other shares of stock issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares, or by way of recapitalization, merger, consolidation or other corporate reorganization).
      “Company” shall mean Compass Bancshares, Inc. and any successor or successors thereto.
      “Delay Period” shall have the meaning set forth in Section 2(c) hereof.
      “Effective Date” shall have the meaning set forth in Section 2(b) hereof.
      “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.
      “Holders’ Counsel” shall have the meaning set forth in Section 3(e) hereof.
      “Inspectors” shall have the meaning set forth in Section 3(i) hereof.
      “Indemnified Persons” shall have the meaning set forth in Section 5 hereof.
      “Liability” shall have the meaning set forth in Section 5 hereof.

      “Majority Interest” shall mean the Holders holding not less than a majority of the Registrable Shares held by all Holders.
      “NASD” shall mean the National Association of Securities Dealers, Inc.
      “Person” shall mean an individual, a corporation, an association, a joint venture, a partnership, a limited liability company, an estate, a trust, an unincorporated organization, and any other entity or organization, governmental or otherwise.
      “Records” shall have the meaning set forth in Section 3(i) hereof.
      “Registrable Shares” shall mean (i) any shares of Common Stock received by the Holders or their transferees in connection with the transactions contemplated by the Merger Agreement and (ii) any other securities issued or issuable with respect to any such shares described in clause (i) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, reorganization or otherwise; provided, however, that notwithstanding anything to the contrary contained herein, “Registrable Securities” shall not at any time include any securities (i) theretofore registered for resale by the Holders and sold pursuant to the Securities Act, (ii) theretofore sold to the public pursuant to Rule 144 promulgated under the Securities Act or (iii) which could then be sold in their entirety pursuant to Rule 144(k) promulgated under the Securities Act, or any successor rule, without limitation or restriction (including without limitation or restriction as to the number of shares that may be sold within any specified time period) and the Company has removed, or caused the removal of, any restrictive legend on the share certificate evidencing such share.
      “Registration Expenses” shall mean the expenses so described in Section 4 hereof.
      “Securities Act” shall mean the Securities Act of 1933 or any similar successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.
      “Shelf Registration” shall have the meaning set forth in Section 2(a) hereof.
      2. Shelf Registration.
      (a) The Company shall file a registration statement, as promptly as practicable after the Closing Date, under the Securities Act relating to the Registrable Shares, which registration statement provides for the sale by Holders of Registrable Shares from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (the “Shelf Registration”).
      (b) The Company agrees to use its commercially reasonable efforts to cause the Commission to declare the Shelf Registration effective (the date of initial effectiveness being referred to herein as the “Effective Date”) as soon as practicable (but no later than ninety (90) days after the Closing Date) and to keep the Shelf Registration continuously effective for the resale of Registrable Shares for a period ending on the later of the date (i) on which all the Registrable Shares covered by such Shelf Registration have been sold or (ii) two (2) years from the anniversary of the Effective Date.
      (c) The Company may from time to time suspend the use of the Shelf Registration to be filed pursuant to this Section 2 for a reasonable time period, provided that such suspension shall not exceed sixty (60) days (a “Delay Period”), if the Company shall determine in good faith that such use would require pre-mature disclosure of non-public information the disclosure of which, in the good faith determination of the Company, would be materially adverse to the Company or with respect to which the Company has a bona fide business purpose or reason for keeping such information confidential; provided, that the aggregate number of days in all Delay Periods occurring in any period of twelve consecutive months shall not exceed one hundred twenty (120) days and provided, further that in the event of such a suspension, the Company shall use all commercially reasonable efforts to take any and all actions necessary or desirable to, immediately after the Delay Period, give full effect to Holders’ rights under this Section 2. The Company shall provide written notice (to the extent practicable) no fewer than two (2) Business Days prior to commencement of a Delay Period and promptly upon the end of any Delay Period to all Holders and each Holder shall cease all disposition efforts with respect to Registrable Shares held by it immediately upon the beginning of any Delay Period until notified of the end of such Delay Period (not to exceed sixty (60) days).
      (d) Holders of Registrable Securities may not sell any Registrable Shares pursuant to an underwritten offering unless the Company and a Majority Interest of the Holders of Registrable Securities have agreed in advance on any underwriter of such offering.
      3. Registration Procedures. At the time the Company is required by the provisions of this Agreement to effect the Shelf Registration, the Company shall:
      (a) use its commercially reasonable efforts to (i) prepare and file with the Commission the Shelf Registration on the appropriate form under the Securities Act with respect to such securities, which form shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith, (ii) cooperate, assist and provide such information as is required with respect to any filings required to be made with the NASD and in the performance of any due diligence investigation by any underwriter that is required to be retained in accordance with the rules and regulations of the NASD, and (iii) cause the Shelf Registration to become and remain effective for a period ending on the later of the date (i) on which all the Registrable Shares covered by such Shelf Registration have been sold or (ii) two (2) years from the anniversary of the Effective Date;
      (b) use its commercially reasonable efforts to prepare and file with the Commission such amendments and supplements to the Shelf Registration and the prospectus used in connection therewith as may be necessary to keep the Shelf Registration effective for a period ending on the later of the date (i) on which all the Registrable Shares covered by such Shelf Registration have been sold or (ii) two (2) years from the anniversary of the Effective Date, and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Shares covered by the Shelf Registration whenever the Holders shall desire to sell or otherwise dispose of the same, but only to the extent provided in this Agreement;
      (c) furnish to each Holder and the underwriters, if any, such number of copies of such registration statement, any amendments thereto, any documents incorporated by reference therein, the prospectus, including a preliminary prospectus, all in conformity with the requirements of the Securities Act, and such other documents as such Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares owned by such Holder;
      (d) use its commercially reasonable efforts to register or qualify the Registrable Shares covered by the Shelf Registration under and to the extent required by such other securities or state blue sky laws of such jurisdictions as each Holder shall reasonably request, and do any and all other acts and things which may be necessary under such securities or blue sky laws to enable such Holder to consummate the public sale or other disposition in such jurisdictions of the Registrable Shares owned by such Holder, except that the Company shall not for any such purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or submit to service of process in any jurisdiction in which it is not already subject;
      (e) within a reasonable time before filing of the Shelf Registration or prospectus or amendments or supplements thereto with the Commission, furnish to a single counsel (“Holders’ Counsel”) selected by a Majority Interest of the Holders of Registrable Shares copies of such documents proposed to be filed, which information in such documents pertaining to such Holders shall be subject to the reasonable approval of Holders’ Counsel;
      (f) promptly (but in any event within five (5) Business Days) notify each Holder of Registrable Shares, Holders’ Counsel and any underwriter and (if requested by any such Person) confirm such notice in writing, of the happening of any event which makes any statement made in the Shelf Registration or related prospectus untrue or which requires the making of any changes in such Shelf Registration or prospectus so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and, as promptly as practicable thereafter, prepare and file with the Commission and furnish a supplement or amendment to such prospectus so that, as thereafter deliverable to the purchasers of such Registrable Shares, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
      (g) use its commercially reasonable efforts to prevent the issuance of any order suspending the effectiveness of the Shelf Registration, and if one is issued use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Shelf Registration at the earliest practicable moment and promptly notify (but in any event within five (5) Business Days) in writing the managing underwriter or underwriters (if any), Holder, and Holders’ Counsel of the order;
      (h) if requested by the managing underwriter or underwriters (if any), any Holder, or Holders’ Counsel, promptly incorporate in a prospectus supplement or post-effective amendment such information as such Persons request to be included therein with respect to the Holder or the Registrable Shares being sold, including, without limitation, with respect to the securities being sold by such Holder to such underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and with respect to any other terms of an underwritten offering of the Registrable Shares to be sold in such offering, promptly make all required filings of such prospectus supplement or post-effective amendment, and promptly (but in any event within five (5) Business Days) notify in writing the managing underwriter or underwriters (if any), each Holder, or Holders’ Counsel of the filings of such prospectus supplement or post-effective amendment;
      (i) make available to each Holder, the underwriter (if any), and Holders’ Counsel and accountant retained by a Majority Interest of the Holders or underwriters (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with the Shelf Registration subject, in each case, to such confidentiality agreements as the Company shall reasonably request;
      (j) in connection with the Shelf Registration, enter into a reasonable underwriting agreement required by any underwriter(s) (if approved by the Company) and use its commercially reasonable efforts to facilitate the public offering of the Registrable Shares; provided, however, the Company will have no obligation to accompany the Holders on any road shows with potential investors to facilitate the distribution and sale of Registrable Shares;
      (k) furnish to each Holder a signed counterpart, addressed to the Holder, of (i) an opinion of counsel for the Company, dated the effective date of the Shelf Registration, and (ii) if and to the extent permitted by applicable professional standards, a “comfort” letter signed by the registered public accounting firm who have certified the Company’s financial statements included in the Shelf Registration, covering substantially the same matters with respect to the Shelf Registration (and the prospectus included therein) and (in the case of the accountants’ letter) with respect to events subsequent to the date of the financial statements, as are customarily covered (at the time of such registration) in opinions of the Company’ s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities;
      (l) use its commercially reasonable efforts to cause the Registrable Shares covered by the Shelf Registration to be listed on the securities exchange or quoted on the quotation system on which the Common Stock is then listed or quoted;
      (m) otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission and make generally available to its security holders, in each case as soon as practicable, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement of the Company which will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any comparable successor provisions); and
      (n) otherwise cooperate with the Holders, the underwriter(s), if any, the Commission and other regulatory agencies and take all reasonable actions and execute and deliver or cause to be executed and delivered all documents reasonably necessary to effect the registration of the Registrable Shares under this Agreement.

      4. Expenses. All reasonable expenses incurred by the Company or the Holders in effecting the registration (regardless of whether a Shelf Registration becomes effective) provided for in Section 2, including, without limitation, all registration, application, listing, qualification and filing fees, printing, messenger, telephone and delivery expenses, fees and disbursements of counsel and accountants for the Company, underwriting expenses, expenses of any audits incident to or required by any such registration, expenses of complying with the securities or blue sky laws of any jurisdiction pursuant to Section 3(d) hereof, including the preparation of a blue sky memorandum and legal investment survey, and all internal expenses of the Company, including all salaries and expenses of officers and employees performing legal, accounting or other duties (all of such expenses referred to as “Registration Expenses”), shall be paid by the Company; provided, however, with respect to fees and expenses of any counsel to the Holders, the Company shall only be obligated to pay the expenses of Holders’ Counsel and not any other person.
      5. Indemnification.
      (a) The Company shall indemnify and hold harmless each Holder of Registrable Shares, each underwriter, if any (as defined in the Securities Act) thereof, and each other Person who participates in the offering of the Registrable Shares and each other Person, if any, who controls (within the meaning of the Securities Act or the Exchange Act) such Holder, underwriter or participating Person (individually and collectively, the “Indemnified Persons”) against any losses, claims, damages, liabilities and expenses (collectively, the “liability”), to which such Indemnified Persons may become subject under the Securities Act or any other statute or at common law, insofar as such liability (or action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which the Registrable Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading. Except as otherwise provided in Section 5(d), the Company shall reimburse each such Indemnified Person in connection with investigating or defending any such liability as and when the same are incurred; provided, however, that the Company shall not be liable to any Indemnified Person in any such case to the extent that such liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, preliminary or final prospectus, or amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person specifically for use therein. The foregoing indemnity agreement is in addition to any liability which the Company may otherwise have to any Indemnified Person.
      (b) Each Holder shall, severally and not jointly, indemnify and hold harmless each other Holder, the Company, its directors, officers, agents and other representatives, each underwriter and each other Person, if any, who controls any Holder, the Company or such underwriter (individually and collectively, the “Indemnified Persons”), against any liability to which any such Indemnified Person may become subject under the Securities Act or any other statute or at common law, insofar as such liability (or actions in respect thereof) arises out of or is based upon (A) such Holder’s failure to comply with the prospectus delivery requirements of the Securities Act or (B) (i) any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which Registrable Shares were registered under the Securities Act at the request of such Holder, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or (ii) any omission or alleged omission by such Holder to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of (i) and (ii) to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or final prospectus, amendment or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by such Holder specifically for use therein. Such Holder shall reimburse any Indemnified Person for expenses (including, without limitation, legal fees) incurred in investigating or defending any such liability; provided, however, that such Holder’s obligations hereunder shall be limited to an amount equal to the proceeds received by such Holder for the securities sold in such registration.
      (c) Promptly after receipt by an Indemnified Person under this Section 5 of notice of any claim or the commencement of any action (including any governmental investigation), the Indemnified Person shall notify the indemnifying party in writing of the claim or the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 5 except to the extent it has been materially prejudiced by such failure and, provided, further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an Indemnified Person otherwise than under this Section 5. The indemnifying party, upon request of the Indemnified Person, shall, and the indemnifying party may elect to, retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the Holders shall have the right to employ one separate firm (for each action or group of related actions) to represent jointly the Holders and, if applicable, their officers, employees and controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Holders against the Company under this Section 5 if, in the reasonable judgment of the Majority Interest of Holders seeking indemnification, it is advisable for the Holders and, if applicable, such officers, employees and controlling persons to be jointly represented by separate counsel because of the possible availability to them of separate or further defenses, and in that event the fees and expenses of such separate counsel shall be paid by the Company. No indemnifying party shall:

(i) without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld) settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Person from all liability arising out of such claim, action, suit or proceeding, or

(ii) be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with its written consent or if there be a final judgment for the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any Indemnified Person from and against any loss of liability by reason of such settlement or judgment.
      (d) If the indemnification provided for in this Section 5 for any reason is held by a court of competent jurisdiction to be unavailable to an Indemnified Person in respect of any losses, claims, damages, expenses or liabilities referred to therein, then each indemnifying party under this Section 5, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages, expenses or liabilities in such proportion as is appropriate to reflect the relative benefits received by the Company, the Holders and the underwriters from the offering of the Registrable Shares and also the relative fault of the Company, the other Holders and the underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company, the Holders and the underwriters shall be deemed to be in the same respective proportions as the net proceeds from the offering (before deducting expenses) received by the Company and the Holders and the underwriting discount received by the underwriters, in each case as set forth in the applicable prospectus, bear to the aggregate public offering price of the Registrable Shares. The relative fault of the Company, the Holders and the underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Holders or the underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct such statement or omission.
      The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 5 were determined by pro rata or per capita allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. In no event, however, shall a Holder be required to contribute any amount under this Section 5(d) in excess of the lesser of (i) that proportion of the total of such losses, claims, damages, liabilities or expenses indemnified against equal to the proportion of the total Registrable Shares sold under such registration statement which are being sold by such Holder or (ii) the net proceeds received by such Holder from its sale of Registrable Shares under such registration statement. No person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not found guilty of such fraudulent misrepresentation.
      6. Compliance with Rule 144. The Company shall use its commercially reasonable efforts to take all action as may be required as a condition to the availability of Rule 144 under the Securities Act. The Company shall furnish to any Holder of Registrable Shares upon request a written statement executed by the Company as to the steps it has taken to comply with the current public information requirement of Rule 144 (or such comparable successor rules).
      7. Amendments. The provisions of this Agreement may be amended, and the Company may take any action herein prohibited or omit to perform any act herein required to be performed by it, only with the written consent of the Company and a Majority Interest of the Holders.
      8. Conditions to Effectiveness. The effectiveness of this Agreement is subject to the occurrence of the Closing Date and no parties hereto shall have any obligations hereunder unless and until the Closing Date has occurred. This Agreement shall immediately and automatically become null and void in the event the Merger Agreement shall be terminated, prior to the Closing Date, in accordance with its terms.
      9. Miscellaneous.
      (a) All notices, requests, demands and other communications provided for hereunder shall be in writing and mailed (by first class registered or certified mail, postage prepaid), sent by express overnight courier service or electronic facsimile transmission (with a copy by mail), or delivered to the applicable party at the addresses indicated below:

If to Compass, to:

15 South 20th Street
Birmingham, Alabama 35233
Attention: Jerry W. Powell, Esq.
Facsimile: (205) 297-3043

with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	Edward D. Herlihy, Esq.

Craig M. Wasserman, Esq.
Facsimile: (212) 403-1314
Locke Liddell & Sapp LLP
3400 JPMorgan Chase Tower
600 Travis
Houston, TX 77002-3095
Attention: Annette L. Tripp, Esq.
Facsimile: (713) 229-2564

If to the Holders:

[the address and facsimile number listed
beside each Holder’s name on the
signature pages attached hereto]

with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	Edward D. Herlihy, Esq.

Craig M. Wasserman, Esq.
Facsimile: (212) 403-1314

Locke Liddell & Sapp LLP
3400 JPMorgan Chase Tower
600 Travis
Houston, TX 77002-3095
Attention: Annette L. Tripp, Esq.
Facsimile: (713) 229-2564
or, as to each of the foregoing, at such other address as shall be designated by such Person in a written notice to other parties complying as to delivery with the terms of this subsection (a). All such notices, requests, demands and other communications shall, when mailed or sent, respectively, be effective (i) two days after being deposited in the mails or (ii) one day after being deposited with the express overnight courier service or sent by electronic facsimile transmission, respectively, addressed as aforesaid.
      (b) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to conflict of laws principles thereof, subject to the application of any mandatory provisions of federal law.
      (c) This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
      (d) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.
      (e) This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto. All rights hereunder shall be assignable by the Holders only upon a transfer of Registrable Securities of the Holder and execution of a counterpart of this Agreement by the transferee. Without limiting the preceding, any such transferee, in order to have the benefits of this Agreement, must become a party hereto within 60 days after such transfer (unless waived in writing by the Company) by executing a counterpart of this Agreement and such permitted transferee must become a record holder of the Registrable Securities.
      (f) None of the rights of either party hereto may be waived except in writing.
      (g) The parties to this Agreement acknowledge that there may be no adequate remedy at law if any party fails to perform any of its obligations under this Agreement, and accordingly agree that each party in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement, in any court of the United States or any state thereof having jurisdiction
      (h) This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained.
[Remainder of Page Intentionally Left Blank]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first set forth above.

COMPASS BANCSHARES, INC.

By:	/s/ D. Paul Jones, Jr.

Name: D. Paul Jones, Jr.

Title:	Chairman and Chief Executive Officer

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first set forth above.

HOLDERS:

Doss, Ltd., a Texas Limited Partnership

By:	Doss Entities GP, LLC, General Partner

By:	/s/ Bill F. Knight

Bill F. Knight, President

/s/ Dorothy Doss

Dorothy Doss

/s/ Dorothy Doss

Dorothy Doss, as Trustee of The Dorothy Doss Regular Marital Trust

Knight Capital Investment Company, Ltd.

By:	Knight Capital Company, L.L.C., General Partner

By:	/s/ Bill F. Knight

Bill F. Knight, President

/s/ Bill F. Knight

Bill F. Knight, as Trustee of the Nancy Doss Knight Exempt Irrevocable 1997 Trust

/s/ Bill F. Knight

Bill F. Knight, as Trustee of the James H. Doss III Exempt Irrevocable 1997 Trust

/s/ Bill F. Knight

Bill F. Knight, as Trustee of the John Edgar Doss Exempt Irrevocable 1997 Trust

Amended and Restated Joinder Agreement
      The undersigned hereby joins and becomes a party to that certain Registration Rights Agreement dated as of September 17, 2005 (the “Registration Rights Agreement”) by and between Compass Bancshares, Inc., XYZ Acquisition Corp., and certain shareholders of TexasBanc Holding Co. (“TexasBanc”). The undersigned agrees that the undersigned is to be treated as a “Holder” for all purposes under the Registration Rights Agreement and the undersigned agrees to be subject to and bound by all the terms and obligations under the Registration Rights Agreement that are applicable to a Holder.
      This Agreement supersedes all prior agreements (including the Joinder Agreement among the same parties dated as of November 20, 2005), written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof.

/s/ Dorothy Doss

Dorothy Doss, as Trustee of The Dorothy Doss

Special Marital Trust

Date: January 12, 2006
Shares: 476

/s/ Bill Knight

Bill Knight, as Trustee of The David Andrew

Knight Grantor Trust

Date: January 12, 2006
Shares: 57
ACCEPTED AND AGREED
COMPASS BANCSHARES, INC.

By:	/s/ Garrett R. Hegel

Name: Garrett R. Hegel

Title:	Chief Financial Officer

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.     Indemnification of Officers and Directors
      Section 17 of Article V of Compass’ Bylaws provides in part as follows:

Without limitation, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the full extent permitted by the General Corporation Law of Delaware, upon such determination having been made as to his good faith and conduct as is required by said General Corporation Law. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding to the extent, if any, authorized by the Board of Directors in accordance with the provisions of said General Corporation Law, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.
Under Section 145 of the Delaware General Corporation Law (the “GCL”), directors, advisory directors and officers of a Delaware corporation are entitled to indemnification permitted by the statute as provided in such corporation’s certificate of incorporation, by-laws, resolutions and other proper action.
      In addition, Article 8 of Compass’ Restated Certificate of Incorporation, as amended, provides:

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty of such director, except (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article 8 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
This provision is identical to, and is authorized by, Section 102(b)(7) of the GCL.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Compass pursuant to the foregoing provisions, or otherwise, Compass has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Compass of expenses incurred or paid by a director, officer or controlling person of Compass in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Compass will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21.	Exhibits and Financial Statement Schedules.
      An index to Exhibits appears on page II-6.

Item 22.	Undertakings.
      The undersigned registrant hereby undertakes:
      (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
      (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (d) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
      (f) That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
      (h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (i) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on January 18, 2006.

COMPASS BANCSHARES, INC.

By:	*

D. Paul Jones, Jr., Director
Chairman and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* D. Paul Jones, Jr.	Director, Chairman and Chief Executive Officer

* Garrett R. Hegel	Chief Financial Officer (Principal Financial Officer)

* Kirk P. Pressley	Chief Accounting Officer

* James H. Click, Jr.	Director

* Charles W. Daniel	Director

* W. Eugene Davenport	Director

* Tranum Fitzpatrick	Director

* Carl J. Gessler, Jr., M.D.	Director

* Charles E. McMahen	Director

* John S. Stein	Director

Signature	Title	Date

* J. Terry Strange	Director

*By: /s/ Jerry W. Powell Jerry W. Powell Attorney-in-fact		January 18, 2006

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibits

2.1	Agreement and Plan of Merger dated as of September 17, 2005 by and among Compass Bancshares, Inc., XYZ Acquisition Corp. and TexasBanc Holding Co., as amended, included as Appendix A to the proxy statement/ prospectus constituting Part I of this registration statement. The copy so included does not include the schedules to the Agreement and Plan of Merger. The Registrant undertakes to furnish any such schedules to the Commission upon its request.
2.2	Amended and Restated Shareholder Voting Agreement, dated as of January 12, 2006, by and between Compass Bancshares, XYZ Acquisition Corp. and each of the signatories thereto, included as Appendix C to the proxy statement/ prospectus constituting Part I of this registration statement.
3.1	Restated Certificate of Incorporation of Compass Bancshares, Inc., as amended, dated May 17, 1982*
3.2	Certificate of Amendment, dated May 20, 1986, to Restated Certificate of Incorporation of Compass Bancshares, Inc.*
3.3	Certificate of Amendment, dated May 15, 1987, to Restated Certificate of Incorporation of Compass Bancshares, Inc.*
3.4	Certificate of Amendment, dated November 3, 1993, to Restated Certificate of Incorporation of Compass Bancshares, Inc.*
3.5	Certificate of Amendment, dated September 16, 1994, to Restated Certificate of Incorporation of Compass Bancshares, Inc.*
3.6	Certificate of Amendment, dated May 15, 1998, to Restated Certificate of Incorporation of Compass Bancshares, Inc.*
3.7	Certificate of Amendment, dated May 1, 2002, to Restated Certificate of Incorporation of Compass Bancshares, Inc.*
3.8	Bylaws of Compass Bancshares, Inc. (Amended and Restated as of March 15, 1982)*
4.1	Registration Rights Agreement dated as of September 17, 2005, by and between Compass Bancshares, Inc., Inc. and the signatories thereto, and related amended and restated joinder agreement included as Appendix E to the proxy statement/ prospectus constituting Part I of this registration statement.
4.2	Form of Indenture between Compass Bancshares, Inc. (formerly Central Bancshares of the South, Inc.) and JPMorgan Chase Bank (formerly Chemical Bank), as Senior Trustee (incorporated by reference to Exhibit 4(g) to Compass Bancshares, Inc.’s Registration Statement on Form S-3, Registration No. 33-61018, filed with the Commission)
4.3	Form of Indenture between Compass Bancshares, Inc. (formerly Central Bancshares of the South, Inc.) and JPMorgan Chase Bank (formerly Chemical Bank), as Subordinated Trustee (incorporated by reference to Exhibit 4(f) to Compass Bancshares, Inc.’s Registration Statement on Form S-3, Registration No. 33-61018, filed with the Commission)
5.1	Opinion and consent of Jerry W. Powell, Esquire, as to the legality of the securities being registered*
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax consequences relating to the merger.
21.1	List of Subsidiaries of Compass Bancshares, Inc.*
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2	Consent of Jerry W. Powell, Esquire (included as part of the opinion filed as Exhibit 5.1)*
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 8.1)
24.1	Power of Attorney*
99.1	Form of Proxy for Special Meeting of TexasBanc*
99.2	Form of Election Form and Letter of Transmittal*

*	Previously filed